A RETURN TO GROWTH

2017 Annual Report

FIRST MAJESTIC
SILVER CORP.

TSX FR | NYSE AG | FSE FMV

ONE METAL. ONE COUNTRY. PURE SILVER.

Vancouver-based First Majestic Silver Corp., one of the world’s purest silver miners, owns and operates six mines in Mexico. The Company expects to see approximately a 15% growth in silver production in 2018 compared to 2017.

Throughout our 15-year history, we have earned a reputation for exceptional management, rapid growth and innovation while passionately supporting the communities and regions that host our operations.

We owe our success to the First Majestic Family, an integrated team that includes some of the industry’s top talent in finance, mining, geology, technology and human resources.

01 / TABLE OF CONTENTS           FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

TABLE OF
CONTENTS

02	/	OUR VISION AND MILESTONES

03	/	2017 HIGHLIGHTS

04	/	KEY TARGETS FOR 2018

06	/	CORPORATE MESSAGES

12	/	FIRST MAJESTIC LEADERSHIP

16	/	COMMUNITY AND SUSTAINABILITY

18	/	MINES AND PROJECTS

32	/	RESERVES AND RESOURCES

34	/	SILVER BULLION STORE

35	/	AUDITED CONSOLIDATED FINANCIAL STATEMENTS

74	/	MANAGEMENT DISCUSSION AND ANALYSIS

118	/	CORPORATE INFORMATION

OUR VISION AND MILESTONES           FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

OUR VISION

First Majestic’s vision is to remain the world’s purest silver producer among the top tier peer companies while generating steady growth and increasing shareholder value.	W E W I L L A C H I E V E O U R V I S I O N B Y :

• Maximizing margins and minimizing risk through company-wide optimization
• Aggressively pursuing development of our existing property assets
• Acquiring additional mineral assets that further our vision and objectives.

O U R K E Y O B J E C T I V E S F O R T H E N E X T T H R E E Y E A R S

• Achieve 20 million ounces annual silver equivalent production from our existing assets
• Bring at least one new mine into production
• Achieve manufacturing-level efficiency through technological advancements
• Realize top-tier margins comparative to industry peers — focus on earnings and AISC*
• Continue hiring top mining talent in Mexico

MILESTONES 2017

  Total capital expenditures in 2017 of $81.4 million, an increase of 24% over 2016

  Invested $32.7 million for underground development and $25.0 million in exploration in 2017

  Over 156,000 metres of exploration diamond drilling, setting a new company record and resulting in numerous significant discoveries expected to increase resources

  Total development and exploration investments represented a 31% increase over 2016 and 43% increase over 2015

  All-in Sustaining Costs (“AISC”) of $13.82 per payable silver ounce beat the 2017 AISC guidance range of $14.40 to $15.50 per ounce

  Consolidated silver recoveries reached 78% — a new annual record resulting from our focus on plant optimization

  Silver equivalent production of 16.2 million ounces

  Silver production of 9.7 million ounces

  Record gold production of 62,991 ounces

  Finished 2017 with cash and cash equivalents $118.1 million

*AISC is a non-GAAP measure and is calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. AISC is used as a comprehensive measure for the Company’s consolidated operating performance. WGC is a not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital cost.

03 / HIGHLIGHTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

HIGHLIGHTS

All dollar amounts in this report US$ unless otherwise indicated

O P E R AT I N G	2017	2016	2015	2014	2013

Silver equivalent ounces produced	16,207,905	18,669,800	16,086,272	15,257,958	12,791,527

Silver ounces produced	9,749,591	11,853,438	11,142,109	11,748,721	10,641,465

Gold ounces produced	62,991	62,436	25,467	12,283	10,040

Payable silver ounces produced	9,562,618	11,553,271	10,755,381	11,528,362	10,087,254

Total cash costs per ounce of silver	$7.04	$5.92	$7.87	$9.58	$9.35

All-In Sustaining Costs (AISC) per ounce of silver	$13.82	$10.79	$13.43	$17.71	NA

F I N A N C I A L	2017	2016	2015	2014	2013
(Millions except per share amounts)

Revenues	$252.3	$278.1	$219.4	$245.5	$251.3

Mine operating earnings	$16.0	$49.2	$8.7	$30.2	$92.3

Net (loss) earnings	$(53.3)	$8.6	$(108.4)	$(61.4)	$(38.2)

(Loss) earnings per share	$(0.32)	$0.05	$(0.84)	$(0.52)	$(0.33)

Cash flow per share	$0.49	$0.67	$0.46	$0.63	$1.17

OUR VALUES

T R U S T	“Our 31% increase

in development and

exploration over 2016,

and 43% increase over

2015, have resulted in

numerous significant

discoveries that are

expected to increase

resources and life of mine

atmost operations.”

Act and firmly believe in commitment and dedication of each other.

A C C O U N TA B I L I T Y
Take ownership of our responsibilities and meet our commitments.

H O N E S T Y
Always tell the truth, have strong moral principles.

AT T I T U D E
Maintain a strong positive disposition and commit in order to learn and change.
KEITH NEUMEYER PRESIDENT AND CEO

S U S TA I N A B I L I T Y
Work to improve the quality of life of the communities where we operate, while adopting the best practices.

L O YA L T Y
Be true to our values, always look after the best interest of co-workers and families.

04 / KEY TARGETS FOR 2018          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

KEY TARGETS FOR 2018

01 /
Increase annual silver equivalent production to 15.7 –17.5 million ounces

02/
Increase silver production to 10.6 –11.8 million ounces

03 /
Continue aggressive drill campaign reaching 180,000 metres of diamond drilling over all mines

04/
All-in Sustaining Costs of $15.21 to $16.56 per ounce of silver

05/
Capital investments of $125 million

06/
Bring La Encantada roasting circuit online

07/
Install microbubble flotation systems at Del Toro, La Parrilla and La Guitarra mines

"We're drilling, we're developing, we're gaining access to new ore. We're investing heavily in R & D and upgrading our plants. This is how we reinvest for growth."

KEITH NEUMEYER
PRESIDENT AND CEO

04 / MESSAGE FROM THE PRESIDENT & CEO          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MESSAGE FROM THE
PRESIDENT & CEO

To Our Shareholders:

OUR RETURN TO GROW TH

Through a year of cost challenges and flat markets, we came through the year with a strong balance sheet. We continued investing in key development, exploration and technology initiatives. With great assets, and a company-wide commitment to growth, we’re confident these investments will begin to bear fruit in 2018 and beyond.

In 2017 our investments in exploration, development and technology were the highest ever, from which we are beginning to see benefits and returns.

The recently proposed acquisition of Primero Mining Corp., which owns the San Dimas Mine, is very much in line with the Company’s 15-year strategy of growth through acquisition. In addition to always looking for ways to grow our business, we are in a constant fight to remain productive. Our efforts in plant modernization began over two years ago. There is no end in sight, but these exciting changes make First Majestic one of the leaders in moving the mining industry into the future. San Dimas will also benefit from this innovation.

In 2017, we continued our aggressive efforts to hire young talent while training and inspiring the entire workforce towards a culture of operational excellence. We remain committed to this very important path, and it represents a key focus point for us in 2018.

To bring more stability to our throughputs and grades, our high investments in R & D, underground development and exploration will continue through 2018. These efforts are expected to result in higher production and lower costs.

Some of the major capital investments continuing into 2018 include the roasting circuit at La Encantada, microbubbles at La Parrilla, Del Toro and La Guitarra, cylindrical milling at Santa Elena, new filter presses at San Martin and camp upgrades at La Encantada. Each of these projects contribute to our continuous strategy of improving operations to reduce costs and increase production.

One development in 2017 of which I’m particularly pleased is the refinement and reinforcement of First Majestic’s Vision and Values. Over the years, we have often talked about the “First Majestic Family,” a very positive reference to the relationships and respect we strive to foster amongst everyone at every level of this company. With the reinforcement of our Vision and Values, it is my responsibility to ensure that this entire workforce, as well as our Board of Directors, understands where we are going and the underlying principles that we will follow to get us there. When everyone works under these key, higher-level ideals, we become a powerful force for improving lives and communities.

Looking ahead to 2018, we believe silver is not following supply and demand fundamentals, as has been the case for several years. The demand for silver continues to increase, especially with expanding uses in technology as the world develops more electric cars and robotics. Long term, the future for silver is bright indeed.

In summary, First Majestic responded to the challenges of 2017 with foresight, energy and creativity. As a result, we are positioned extremely well to benefit and realize better returns in 2018 and beyond. I thank everyone in our First Majestic Family for their diligence and dedication in getting us here.

KEITH NEUMEYER
PRESIDENT AND CEO

08 / MESSAGE FROM THE CHIEF OPERATING OFFICER          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MESSAGE FROM THE
CHIEF OPERATING OFFICER

“By bringing consistency, focus and
accountability to our operations, we
create safer and more efficient
working environments.”

GROWTH WITH CONSISTENCY, FOCUS, ACCOUNTABILITY AND SAFETY

This year marks the first year since 2014 that we have been able to reinvest capital into development and exploration. This year also marked my first full year as Chief Operating Officer at First Majestic. Settling into this new role, I’ve spent a great deal of time getting to know the talented people that I depend on, learning from them and developing strategies to maximize our operations at all levels. Despite a challenging year due to lack of investments, I see things turning around in 2018 which I believe will turn out to have been a great time for me to join the Company.

We’ve agreed as a team that our return to growth must mean growth within the safest working environments possible. Safety is a core value at First Majestic, and we know that safety, productivity and efficiency work hand in hand. In our mines, plants and offices, one of our foremost principles is that a safe mine is a productive mine.

Growth must also mean a continual investment in our people, with more comprehensive training and education an essential objective for 2018. By bringing consistency, focus and accountability to our operations, we create safer and more efficient working environments.

Return to growth also means that we invest in getting all our mines up to nameplate capacity and back to positive cash flows. We are investing more than ever in streamlining, focusing on consistent results and bringing the stability of a manufacturing environment to our operations. A mine is a very dynamic environment because of the normal variables that are always changing; ground conditions, orebody characteristics, grades and continuities and blast efficiencies tend to challenge this manufacturing model.

Due to the lack of investment in the past three years, we have witnessed lower grades and lower production. Our response began in late 2016 and continued into 2017, which was our largest drill program ever in the 15-year history of the Company. This increased investment continues into 2018, which is expected to be another record year for spending in both exploration and development.

We are also finding ways to become more efficient, which can be seen in our record recoveries achieved in 2017, despite lower head grades. Our efforts in R&D began to gain traction in 2014, and they have become an important part of our continued efforts to improve the business and lower costs. In 2018 we are adopting two key technologies: microbubbles in our flotation circuits and vertical High Intensity Grinding (HIG) mills, with the installation of these technologies expected to commence in the third quarter of 2018 and continue into 2019.

In closing, I’m happy to report that we enjoy a great deal of longevity amongst our First Majestic Family. I believe a big reason for this loyalty is a belief that management is continually working to improve conditions for safety, opportunities for career development and the communities in which we operate. We want everyone to grow personally and professionally, and we want the communities to thrive and prosper. I think there is no better mandate for 2018 and beyond.

09 / MESSAGE FROM THECHIEINANCIAL OFFICER          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MESSAGE FROM THE
CHIEF FINANCIAL OFFICER

“Continued improvements
throughout our operations
are expected to generate
higher production in
2018 and 2019.”

A MAJOR TURNING POINT

Our return to growth is a direct result of the increasing investment in exploration, development and technologies. In addition, once the acquisition of Primero Mining, announced in January 2018 (anticipated closing date late April to mid-May), will only continue this growth. Equally important, however, was our investment in the talent to manage this growth and propel us forward for years to come. We are working towards more collaboration, teamwork and effective relationships—all necessary for us to meet ambitious deliverables related to our resources, both above and below ground, human and mineral.

The acquisition of Primero Mining marks a major turning point for First Majestic. This transaction builds on First Majestic’s strengths in Mexico and the underground mining expertise we have established over the past 15 years. The purchase is accretive to First Majestic shareholders on all key metrics, including NAV, cash flow, production and resources. The San Dimas mine diversifies our production with expanded gold values and provides much greater cash flow.

Our M & A strategy has played a substantial role in First Majestic’s growth over the years. In today’s mining industry, size matters. The Primero acquisition aligns with our focus on acquiring high-quality silver operating assets in Mexico. It also moves First Majestic into a different league of silver producers and brings us closer to our long-term vision of producing 30 million ounces of silver equivalent per year.

Some of our more difficult challenges in 2017 were related to increasing costs. However, as production increases begin to accelerate, we are confident costs will be driven down significantly. Accordingly, we are investing in more efficient extraction and processing. But we also know that we can achieve higher production and lower costs through better management. Thus, we are investing in training and coaching to ensure our team is operating efficiently and enthusiastically as we work through this transitional period.

We are investing for growth, and we are seeing very positive results. The added production from San Dimas, the roasting plant at La Encantada, new technologies being adopted at Del Toro, La Parrilla, La Guitarra and Santa Elena and continued improvements throughout our operations are expected to generate higher production in 2018 and 2019. All of these factors put us in a strong position with leverage for any increase in metals prices.

With our strong balance sheet and liquidity profile, along with a diversified portfolio of seven producing silver mines in Mexico, the combined company is expected to continue generating strong, free cash flow and industry-leading exposure to silver prices for many years to come.

10 / MESSAGE FROM THE CHIEF TRANSFORMATION OFFICER          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MESSAGE FROM THE
CHIEF TRANSFORMATION OFFICER

“The secret to successful transformation
is to truly institutionalize the new
culture, values and beliefs to
achieve permanent change. Reinforcement
of ourlearned behaviour is key for our
sustained change.”

REINVESTING TO MANAGE CHANGE — INTERNALLY AND EXTERNALLY

Our return to growth means we are reinvesting to keep First Majestic vital and in a leadership position as the Company continues to grow. This includes reinvesting in our change initiatives, including management training, culture change coaching and technological adoption, all of which I believe will help keep First Majestic at the forefront of our industry in efficiencies and costs.

We initiated a major transformation in First Majestic three years ago. Our goal at that time was nothing less than to achieve operational excellence. The secret to successful transformations is to truly institutionalize the new culture, values and beliefs to achieve permanent change. Reinforcement of our learned behaviour is key for our sustained change. This process takes time and consistency.

The market and financial pressures of the subsequent years set this initiative back as we focused on preservation of capital and sustaining operations. Now with better conditions and more capital to reinvest for growth in 2017 and 2018, we are increasing our focus and going back to those basics of transformation to achieve operational excellence. We will continue this effort through 2018 and beyond.

Our approach is to help First Majestic’s entire team understand — and believe in — the sense of commitment needed to take us to that goal of a manufacturing-type model.

On the technology side, we continue to invest in ways to make our cyber security and data assurance more robust. Like most other industries, the mining sector finds itself under cyber attack on a regular basis. While we have built a solid defense against such attacks, my personal commitment is to see First Majestic achieve a digital revolution in how we protect ourselves. This is a realm where nothing stands still, which is why we must be continually diligent and innovative.

With the help of our growing and very capable team, I look forward to helping First Majestic realize its change management goals in the coming years.

11
ENHANCING OUR FUTURE THROUGH TECHNOLOGY AND INNOVATION
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

ENHANCING OUR FUTURE THROUGH TECHNOLOGY AND INNOVATION

The mining industry has entered an era of exciting technological innovations aimed at nearly every level of operation. From cost tracking to mineral processing to automated robotics for underground extraction (known as "autonomous mining"), sweeping changes are unfolding industry-wide.

One of our mandates at First Majestic is to employ these leading-edge processes and technologies to maintain more efficient operations, create safer working environments, keep costs low and ultimately help us sustain our growth through innovation. That's why we're investing more than ever in R & D and technology. Summaries of some of our significant technology investments include the following:

DASHBOARD-BASED COST-TRACKING SYSTEM

This comprehensive, company-wide intranet system gathers a vast amount of information, much of it in near-real time. The data is very granular, and it drills deeply into our cost and utilization tracking systems. Fed by SAP with automated cost accounting, this technology provides unprecedented control and tracking of All-in Sustaining Costs (AISC) with access to all the critical data for compiling AISC measured by all inputs. Management can access the data from nearly any device, anywhere in the world.

MICROBUBBLE/FINE GRINDING TECHNOLOGY

For over a hundred years, mines have employed ball mill grinding and flotation processing to extract minerals locked in ore. While heap leach extraction provided a revolutionary improvement for processing oxide ore, sulphide ore processing remained relatively unchanged—until recently. Microbubble technology, which pairs fine grinding and microbubbles in a column, is gaining industry traction. Pilot tests on First Majestic ore samples improved silver recoveries from flotation by 5% to 10%. Installation of this technology is expected to begin at Del Toro, La Parrilla, La Guitarra and Santa Elena in 2018.

12 / FIRST MAJESTIC LEADERSHIP
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

FIRST MAJESTIC LEADERSHIP

A crucial ingredient for our Return to Growth is strengthening our leadership and talent at all levels of the Company. From top-level management to technical and geological expertise to the nuts and bolts of mine operation, we continue to add industry leaders to First Majestic's established and longstanding team. We look to blend senior-level experience and perspective with the fresh energy and ideas of the industry's next generation.

13 / FIRST MAJESTIC LEADERSHIP
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

14 / COMMUNITY & SOCIAL RELATIONS: A CORE TENET OF OUR OPERATIONS IN MEXICO          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

COMMUNITY  & SOCIAL RELATIONS: A CORE
TENET OF OUR OPERATIONS IN MEXICO

First Majestic works continually to ingrain Social Management as a core tenet of the Company. This challenge is both important and necessary, and it requires adjusting the way we operate, adds an additional layer of complexity and requires the dedication of importantresources.

Industry leaders recognize this shift as key to ensuring a sustainable business model. As such, we are focused on integrating the following social management approaches to the way we operate to ensure First Majestic’s success over the long term.

A K N O W L E D G E   M A N A G E M E N T -  B A S E D   A P P R O A C H

From the onset, diligent recording and analysis of lessons learned is critical to achieving systematic, ongoing improvement.

C L E A R   P E R F O R M A N C E   I N D I C AT O R S

Social performance is often viewed as difficult to measure and quantify. Our programs and procedures have clearly defined management metrics and use recognized project management methods for tracking progress. Our goal is to enable timely decisions and corrective actions while integrating social and environmental performance into the overall performance of the organization.

P L A N N I N G   F O R   O P E R AT I O N A L   C O N T I N U I T Y

An additional challenge of socio-environmental issues is the low predictability with which they may arise. This highlights the importance of ensuring that long-term considerations are incorporated into the Company’s planning and decisions, both at the operational and corporate level. These procedures enable us to better anticipate and manage social and environmental impacts

In 2017, our CSR team established three strategic objectives as the pillars of our program:

•	Obtain, strengthen and maintain the social license to operate;
•	Secure land access for exploration and operations; and
•	Foster sustainable development in the communities and regions where we operate.

The programs and procedures that our team developed in 2017 were important steps forward towards these strategic objectives and provided the basis for more measurable and systematic management of the external social environment of our mining operations and exploration projects. The following core programs and procedures were introduced at all First Majestic operation and exploration sites:

•	Stakeholder engagement management plans
•	Risk assessments and management plans
•	Mechanism and procedure for addressing requests and grievances from external stakeholders
•	Management of social incidents

Our community relations team works as a bridge between our operations and local communities. This structure ensures that we are properly addressing, mitigating and managing operational impacts while maximizing the social and economic benefits that can be generated for communities by our operations. We engage in constructive dialogue with our local and regional partners, demonstrating transparency regarding our operational plans and activities, while respecting the rights, traditions, and cultural identity of the communities where we operate.

15 / COMMUNITY & SOCIAL RELATIONS: A CORE TENET OF OUR OPERATIONS IN MEXICO          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

In 2014, the new tax of 7.5% on mining gross profits and an additional royalty of 0.5% on precious metals sales was applied in Mexico. A large portion of this amount is redistributed for social development projects to states and municipalities where the operations are located. Companies play an important role working with municipalities to optimize these investments. In most cases, our operations supply the only jobs in the region. In 2017, focus continued with municipal partners to leverage these funds and collaborate on strategic projects such as:

•

At La Guitarra, we conducted an assessment of the potable water distribution system in the La Albarrada community to identify improvements. This assessment was aligned with a 2017 project for rehabilitation and expansion of the water distribution network, financed by the municipal mining fund.

•	Solar power plant to power the water distribution system to districts of the La Parrilla community that did not have consistent access to running water.
•

La Parrilla mine partnered with the community to complete a distribution network from a water reservoir for ranching purposes. This was the second phase of a long-term project aimed at strengthening the primary local economic activity of agriculture and ranching.

Other highlights from our work in social investment and stakeholder engagement in 2017 included:

•

Rehabilitation of the road connecting La Encantada to the Ocampo municipality in partnership with the Federal Ministry of Transportation, increasing connectivity both logistically and assisting with the economic benefits for the community.

•

At the Del Toro mine, we completed electrification of the water treatment plant the Company built to support sanitation in the community, converting it from diesel to provide cleaner and more affordable energy. Mining tax funding was agreed to on the funding of these plant upgrades.

•

In 2017 we initiated joint planning with municipal and state government partners for two landfill improvement projects at La Parrilla and San Martin, plus two water treatment plant projects at San Martin and Del Toro. Both are expected to begin execution in 2018.

•

At the remote mine site of La Encantada, we took significant steps forward in community engagement in a challenging geographical environment where historically the mine has been the hub for certain key services. In addition to providing health services at our clinic, we supported various small infrastructure projects for local ranching. In 2018 we will undertake more strategic initiatives with local organizations to improve the sustainability of ranching and agriculture, as well as living conditions in the region.

•

At Santa Elena, the Company was active in new exploration projects across the Rio Sonora region, expanding our social area of influence and profile in the region. Our community relations team worked tirelessly in engaging land owners for securing surface rights and project access, carrying out a communication process in ten communities and with five municipal governments to ensure our stakeholders are informed about our growing activities.

In 2018 we will continue to build on our three strategic objectives and evaluate our plans based on the changing needs of the Company. In the first quarter we will aim to complete the social management system and implement these throughout the Company over the year with the following structured programs:

•	Local content program in procurement of goods and services, hiring and workforce development
•	Social investment for sustainable community development
•	Land access and management of operational impacts
•	Relations with indigenous peoples and special rights groups
•	Social and environmental feasibility of projects in early project planning

By building our systematic approach and focusing on rigorous assessment, we expect this initiative will have a measurable and positive impact on the overall performance of the Company.

16 / COMMUNITY AND SUSTAINABILITY          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

ENVIRONMENTAL STEWARDSHIP

O U R   E N V I R O N M E N TA L   M A N A G E M E N T   S Y S T E M :
S T R I V I N G   F O R   I M P R O V E M E N T   A N D   M I N I M A L   I M P A C T

One of our core values—and a key building block of First Majestic’s vision—is exceptional corporate citizenship. Not only are we committed to benefitting the regions and communities in which we operate, we strive for minimal environmental impact and to improve conditions whenever possible.

We manage these commitments through an Environmental Management System (“EMS”), applied throughout the Company’s operations. The EMS aligns with the ISO 14001:2015 Standard and meets requirements established by the Clean Industry Certificate program set forth by Mexico’s Ministry of Environment and Natural Resources (“SEMARNAT”), issued by the Federal Environmental Protection Regulatory Agency (“PROFEPA”).

I N T E R N A L - E X T E R N A L   A U D I T S   O F   E N V I R O N M E N TA L   C O M P L I A N C E

Through the EMS, we continually review the environmental performance at each of our mining operations. This process underpins our strategy for continuous improvement and achieving our medium-term goal of obtaining the Clean Industry Certificate issued by PROFEPA for each operation.

Following are some of our EMS achievements in 2017.

17 / COMMUNITY AND SUSTAINABILITY          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

WATER MANAGEMENT

S A N   M A R T I N : TA I L I N G S   F I LT R AT I O N   S Y S T E M

We are converting San Martin’s tailings storage facilities to a dry-stack process. Once fully operational and optimized, this tailings filtration system will recover approximately 85% of the water currently being used.

D E L   T O R O : T R E AT M E N T   O F   D I S C H A R G E   W AT E R

Through this integrated project, we have gained complete control of underground water discharged from the San Juan mine in accordance with National Water Commission (“CONAGUA”) standards, allowing us to discharge surplus water back into natural causeways. Periodic monitoring and analysis indicates this water remains consistently well below maximum permissible content limits.

D E L   T O R O : C O M M U N I T Y   W AT E R   T R E AT M E N T   P L A N T   I M P R O V E M E N T S

First Majestic built, and currently operates, a wastewater treatment plant near the Del Toro mine that treats sewage for the neighbouring community of Chalchihuites. We made significant upgrades to the plant in 2017, including replacement of parts, improvements to the chlorination system, reconditioning of motors and general improvement to water entry controls.

R E C L A M AT I O N  –  L A   P A R R I L L A

Within our environmental management objectives, reclamation is a priority. In 2017, we reclaimed a total of 5,620 m2 at La Parrilla. The highest priority areas were located near Vacas, Quebradillas and San Marcos mines. Reclamation work consisted of depositing 20 cm of organic soil on impacted areas, land levelling, followed by soil conservation work using decayed plant material and stone, which helps to mitigate soil erosion and loss due to rain, and concluded with planting native grassland.

D E L   T O R O :   P R E P A R AT I O N   F O R   N E W   TA I L I N G S   C O N S T R U C T I O N

At Del Toro, our environment personnel carried out extensive flora relocation work in preparation for construction of tailings facility #3. Soil and plant material was utilized for various reclamation activities, including building barriers and ditches to mitigate soil erosion and planting important local species.

18 / MINES & PROJECTS | FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

ONE COUNTRY, SIX MINES.

First Majestic's six mines in Mexico produce silver, gold, zinc and lead. As one of the world's prime countries for mining and exploration, Mexico remains First Majestic's focus and centre of operations. Not only is Mexico the world's leading silver producer, the country offers political and financial stability, vast geological potential, a modern and growing infrastructure, an educated and skilled labour force and communities eager to prosper and build better lives.

SANTA ELENA

SILVER/GOLD MINE | SONORA STATE, MEXICO

2017 HIGHLIGHTS

OWNERSHIP
100%

2017 SILVER PRODUCTION (OUNCES)
2,282,182

2017 SILVER EQUIVALENT PRODUCTION (OUNCES)
5,927,132

2017 CASH COSTS PER OUNCE
($1.54)

2017 ALL-IN SUSTAINING COSTS PER OUNCE
$2.22

2017 PRODUCTION COSTS PER TONNE
$52.53

2018 PROJECTED CASH COSTS PER OUNCE
$2.08-$2.96

2018 PROJECTED ALL-IN SUSTAINING COSTS PER OUNCE
$6.58-$7.66

2018 PROJECTED SILVER PRODUCTION (OUNCES)
2,200,000-2,400,000

2018 PROJECTED SILVER EQUIVALENT PRODUCTION (OUNCES)
4,900,000-5,500,000

21 / SANTA ELENA SILVER/GOLD MINE          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

SANTA ELENA
S I LV E R / G O L D   M I N E
S O N O R A   S TAT E , M E X I C O

A C Q U I S I T I O N S   M O R E   T H A N   D O U B L E
S A N TA   E L E N A   H O L D I N G S

Santa Elena remained First Majestic’s largest producer in 2017 for both silver and silver equivalent ounces. The mine has transitioned from an open pit heap leach to an underground mining and milling operation.

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo in Sonora State, Mexico. Land acquisitions in 2016 and 2017 expanded the Santa Elena holdings from 47,878 hectares to 101,772 hectares which is felt to align with major geological structures that appear to be controlling some of the mineralized systems in the region.

Santa Elena remained First Majestic’s largest producer in 2017 for both silver and silver equivalent ounces. Operating procedures include processing ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad.

The company is mining on three stopes to reach and maintain underground production of 1,750 tonnes per day, while the leach pads are being reprocessed to ensure throughput tonnages total 2,750 tonnes per day. Mill recoveries are targeted at 90% for gold and 85% for silver.

Underground development at Santa Elena totaled over 10,892 metres in 2017, essentially unchanged from the 10,885 metres completed in 2016. Exploration drilling in 2017 totaled 21,207 metres compared with 12,566 metres in 2016. Drilling continued to focus on the Santa Elena Main vein to the west of the deposit and under the depleted open pit. The increase in drilling related primarily to the start of a new drill program at the Ermitaño and Cumobabi property, exploring Santa Ana and San Judas veins.

LA ENCANTADA

SILVER MINE | COAHUILA STATE, MEXICO

2017 HIGHLIGHTS

OWNERSHIP
100%

2017 SILVER PRODUCTION (OUNCES)
2,178,032

2017 SILVER EQUIVALENT PRODUCTION (OUNCES)
2,183,899

2017 CASH COSTS PER OUNCE
$12.74

2017 ALL-IN SUSTAINING COSTS PER OUNCE
$15.49

2017 PRODUCTION COSTS PER TONNE
$32.76

2018 PROJECTED CASH COSTS PER OUNCE
$9.83-$10.17

2018 PROJECTED ALL-IN SUSTAINING COSTS PER OUNCE
$12.35-$12.90

2018 PROJECTED SILVER PRODUCTION (OUNCES)
3,000,000-3,300,000

2018 PROJECTED SILVER EQUIVALENT PRODUCTION (OUNCES)
3,000,000-3,300,000

23 / LA ESCANATADA SILVER MINE          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

LA ENCANTADA
S I LV E R   M I N E
C O A H U I L A   S TAT E ,   M E X I C O

N E W   R O A S T I N G   P L A N T   E X P E C T E D   T O   A D D
1 . 5 M   O U N C E S   A N N U A L LY

Construction of a new roasting plant is expected to be operating by the third quarter of 2018. Once the plant is in full production, the Company plans to recover an additional 1.5 million ounces of silver equivalent per year from the tailings, increasing LaEncantada’s annual production to over 4million ounces of silver equivalent.

La Encantada is located in northern Mexico, 708 kilometres northeast of Torreon, Coahuila. The site includes a 4,000 tpd cyanidation mill and encompasses 4,076 hectares of mining rights and 1,343 hectares of surface rights.

The cyanidation mill has undergone several improvements in recent years. Most recently, the plant was further upgraded in 2015 with the installations of a new 12’ x 24’ ball mill, tertiary crusher, two vibrating screens and a series of conveyor belts.

More recently, construction of a new roasting plant commenced in early 2017 which will reprocess all tailings from the current and past operations back through the mill. This new reprocessing system is expected to be operating by the third quarter of 2018. Once the plant is in full production, the Company plans to recover an additional 1.5 million ounces of silver per year, increasing La Encantada’s annual production to over 4 million ounces of silver.

The Company anticipates initial production from the San Javier breccia area, which has been in preparation for over a year, to begin in the second quarter of 2018. Ramp-up to full production of approximately 600 tpd should be established in the third quarter. The San Javier area is known to contain silver grades ranging between 150 to 200 g/t.

Underground development at La Encantada totaled 3,064 metres in 2017, compared with 3,767 metres in 2016. Exploration drilling totaled 15,370 metres, substantially higher than the 10,939 metres drilled in 2016.

LA PARILLA

SILVER MINE | DURANGO STATE, MEXICO

2017 HIGHLIGHTS

OWNERSHIP
100%

2017 SILVER PRODUCTION (OUNCES)
1,730,383

2017 SILVER EQUIVALENT PRODUCTION (OUNCES)
2,517,199

2017 CASH COSTS PER OUNCE
$11.11

2017 ALL-IN SUSTAINING COSTS PER OUNCE
$16.22

2017 PRODUCTION COSTS PER TONNE
$46.59

2018 PROJECTED CASH COSTS PER OUNCE
$9.78-$10.40

2018 PROJECTED ALL-IN SUSTAINING COSTS PER OUNCE
$15.02-$16.01

2018 PROJECTED SILVER PRODUCTION (OUNCES)
1,500,000-1,700,000

2018 PROJECTED SILVER EQUIVALENT PRODUCTION (OUNCES)
2,300,000-2,600,000

24 / LA PARILLA SILVER MINE FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 201

25 / LA PARRILLA SILVER MINE          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

LA PARRILLA
S I LV E R   M I N E
D U R A N G O   S TAT E ,   M E X I C O

A   C O M P L E X   O F   F I V E   U N D E R G R O U N D   M I N E S

Since opening the mine in 2004, First Majestic has developed La Parrilla into an interconnected, multiple-mine complex. The underground operations at the Rosarios/La Rosa and La Blanca mines are connected via underground workings while the San Marcos, Vacas and Quebradillas mines are connected by above-ground gravelroads.

With mining concessions totaling 69,478 hectares, La Parrilla comprises First Majestic’s second-largest land package behind Santa Elena. The property holds known mineralization throughout, with a complex of five underground mines surrounding the mill including Los Rosarios, La Rosa, San Jose, Quebradillas and San Marcos.

The La Parrilla complex includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit. Installation of a fine-grinding and microbubble circuit in 2018 is expected to substantially increase recoveries and lower costs.

Since opening the mine in 2004, First Majestic has developed La Parrilla into an interconnected, multiple-mine complex. The underground operations at the Rosarios/La Rosa and La Blanca mines are connected via underground workings while the San Marcos, Vacas and Quebradillas mines are connected by above-ground gravel roads.

The underground ore haulage and electric rail system project, which started in 2012, includes the development of a 5-kilometre underground rail system which will connect all five mines to a 2,000 tpd hoisting shaft located beside the current mill. This new ore transportation system is expected to significantly improve operational efficiencies and reduce overall operating costs.

Underground exploration in 2017 focused on the Quebradillas, Rosarios and San Nicolas veins and replacement type ore bodies. Surface drilling has been focused on exploration of the Esperanza and Virginia veins.

A major focus of the 2018 program will be to continue expanding known resources at the Cerro de Santiago discovery. The Cerro de Santiago area is located in the valley to the east of the San Marcos mine and consists of a hill made of silica lying over cretaceous limestones. The silica forming the hill has characteristics of a silica sinter deposit but further studies are needed to confirm this hypothesis. The cretaceous limestones that surround the Cerro de Santiago host a system of quartz-calcite-fluorite veins and breccias that strike predominantly NNW.

The company conducted a diamond drilling campaign under the silica cap and confirmed the presence of Fresnillo-type epithermal mineralization. In 2017, five holes were drilled at the northern portion of the hill where a system of veins and stockwork ranging in apparent widths from 0.3 to 3.0 metres were intercepted approximately 300 metres below the silica cap. The newly discovered veins are located approximately 1,500 metres east and 150 metres below haulage level 11 in San Marcos mine. The Company is planning to drill approximately 11,000 exploration metres at Cerro de Santiago in 2018 and plans on advancing underground development in the second half of 2018, pending additional drill results. The intent is to bring Cerro de Santiago into production in late 2019 to early 2020. Underground development at La Parrilla totaled 12,313 metres in 2017, compared with 9,416 metres in 2016, while 28,839 metres of exploration drilling were completed, significantly more than the 15,326 metres drilled in 2016.

DEL TORO

SILVER MINE | ZACATECAS STATE, MEXICO

2017 HIGHLIGHTS

OWNERSHIP
100%

2017 SILVER PRODUCTION (OUNCES)
1,124,992

2017 SILVER EQUIVALENT PRODUCTION (OUNCES)
2,237,730

2017 CASH COSTS PER OUNCE
$5.49

2017 ALL-IN SUSTAINING COSTS PER OUNCE
$11.87

2017 PRODUCTION COSTS PER TONNE
$61.94

2018 PROJECTED CASH COSTS PER OUNCE
$7.11-$8.04

2018 PROJECTED ALL-IN SUSTAINING COSTS PER OUNCE
$14.31-$15.54

2018 PROJECTED SILVER PRODUCTION (OUNCES)
1,100,000-1,300,000

2018 PROJECTED SILVER EQUIVALENT PRODUCTION (OUNCES)
2,200,000-2,400,000

25 / DEL TORO SILVER MINE          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

DEL TORO
S I LV E R   M I N E
Z A C AT E C A S   S TAT E ,   M E X I C O

F O U R   M I N E R A L   Z O N E S   F E E D   D E L   T O R O ’ S
2 , 0 0 0   T P D   F L O TAT I O N   C I R C U I T

Construction of a fine-grinding and microbubble circuit is planned to begin at DelToro in 2018. This state-of-the-art technology is forecast to improve silver recoveries by as much asfive percent.

The Del Toro Silver Mine is located just 60 kilometres southeast of First Majestic’s La Parrilla mine. Del Toro consolidates the historic Perseverancia, San Juan and Dolores mines, which feed a 2,000 tpd flotation circuit. Current production originates from four different underground areas: San Juan, Perseverancia, San Nicolas and Dolores.

Construction of a fine-grinding and microbubble circuit is planned to begin at Del Toro in late 2018. This state-of-the-art technology is forecast to improve silver recoveries by as much as five percent.

Underground development at Del Toro totaled 11,663 metres in 2017, compared with 7,659 metres in 2016. Exploration drilling for the year totaled 19,555 metres compared with 14,839 metres in 2016. Development focused on opening new production areas, exploring high potential zones and new stope preparation in the Santa Teresa and Purisima zones in the Dolores mine and the Lupitas veins in the San Juan mine.

The drill program in the year focused on near term production targets and increasing reserves and resources. Underground exploration efforts focused mainly in the Santa Teresa vein in the Dolores mine and the La Escondida vein in the Perseverancia mine. Surface drilling was carried out around Perseverancia mine to explore El Carmen and San Roberto vein targets.

SAN MARTIN

SILVER MINE | JALISCO STATE, MEXICO

2017 HIGHLIGHTS

OWNERSHIP
100%

2017 SILVER PRODUCTION (OUNCES)
1,822,297

2017 SILVER EQUIVALENT PRODUCTION (OUNCES)
2,322,835

2017 CASH COSTS PER OUNCE
$6.69

2017 ALL-IN SUSTAINING COSTS PER OUNCE
$9.06

2017 PRODUCTION COSTS PER TONNE
$70.18

2018 PROJECTED CASH COSTS PER OUNCE
$8.52-$9.14

2018 PROJECTED ALL-IN SUSTAINING COSTS PER OUNCE
$11.08-$11.92

2018 PROJECTED SILVER PRODUCTION (OUNCES)
2,000,000-2,200,000

2018 PROJECTED SILVER EQUIVALENT PRODUCTION (OUNCES)
2,200,000-2,500,000

29 / SAN MARTIN SILVER MINE          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

SAN MARTIN
S I LV E R   M I N E
J A L I S C O   S TAT E ,   M E X I C O

I M P R O V E M E N T S   R A I S E   P R O D U C T I O N   A N D
Q U A L I T Y   O F   D O R É ,   B R I N G   C A S H   C O S T S   D O W N

A number of improvements since the site was acquired by First Majestic in 2006 have raised overall production and quality of doré while lowering total cash costs. Recent improvements have included new leaching tanks and newthickeners.

The San Martin Silver Mine is an underground mine located 250 kilometres north of Guadalajara city in Jalisco State, Mexico, near the town of San Martin de Bolaños in the Bolaños River valley. The mine is a major contributor to the local economy.

Mineralized ore is processed in a conventional, 1,300 tpd circuit that consists of crushing, grinding and conventional cyanidation by agitation in tanks which produces 100% doré bars containing mostly silver with some gold.

A number of improvements since the site was acquired by First Majestic in 2006 have raised overall production and quality of doré while lowering total cash costs. Recent improvements have included new leaching tanks and new thickeners and most recently the installation of filter presses which will save approximately 85% of the water currently being used.

Underground development at San Martin totaled 11,344 metres in 2017, compared with 10,120 metres in 2016. This investment has allowed the opening of two new production levels while development activities focus on the extension of the veins at Hedionda and La Veladora.

Exploration drilling for the year totaled 26,078 metres, compared with 22,135 metres in 2016. At year end, one underground drill rig and one surface drill rig were active at the San Martin property, focusing on upgrading and expanding resources in the Intermedia, Rosario and Hedionda veins. Surface exploration focused on the extension of the Rosario vein in the area known as the 5 Señores, as well as the Guitarrona, Pitayo and Huichola Norte veins.

LA GUITARRA

SILVER MINE | MEXICO STATE, MEXICO

2017 HIGHLIGHTS

OWNERSHIP
100%

2017 SILVER PRODUCTION (OUNCES)
611,705

2017 SILVER EQUIVALENT PRODUCTION (OUNCES)
1,019,111

2017 CASH COSTS PER OUNCE
$11.53

2017 ALL-IN SUSTAINING COSTS PER OUNCE
$18.98

2017 PRODUCTION COSTS PER TONNE
$90.35

2018 PROJECTED CASH COSTS PER OUNCE
$11.86-$12.81

2018 PROJECTED ALL-IN SUSTAINING COSTS PER OUNCE
$18.30-$19.52

2018 PROJECTED SILVER PRODUCTION (OUNCES)
800,000-900,000

2018 PROJECTED SILVER EQUIVALENT PRODUCTION (OUNCES)
1,100,000-1,200,000

31 / LA GUITARRA SILVER MINE          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

LA GUITARRA
S I LV E R   M I N E
M E X I C O   S TAT E ,   M E X I C O

N E W   C O L O S O   M I N E   C O M E S   O N   S T R E A M ;
N E W   A R E A S   U N D E R   E X P L O R AT I O N
A N D   D E V E L O P M E N T

In 2017, the Company experienced a 28% increase in exploration drilling at LaGuitarra by completing a total of 27,883 metres of diamond drilling compared to 21,771 metres in the previous year.

The 39,714-hectare La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, approximately 130 kilometres southwest of Mexico City. Ore is processed in a 500 tpd flotation plant, with mill feed primarily from the newly developed Coloso mine and backfill from the original La Guitarra mine. The past-producing Nazareno, Mina de Agua and El Rincón areas are being explored for the future.

In September 2017, two large earthquakes registering magnitudes of 8.2 and 7.1 on the Richter Scale struck the southern states of Mexico. The La Guitarra mine was evacuated for a total of eight days for safety precautions and to allow for a full inspection of the underground mine, plant and tailings dam to assess any potential damages. The inspection revealed no significant risks or damages, and the mine resumed production in late September.

In 2017, the Company experienced a 28% increase in exploration drilling at La Guitarra by completing a total of 27,883 metres of diamond drilling compared to 21,771 metres in the previous year.

In addition, underground development improved in 2017 at La Guitarra with 8,166 metres being completed during the year compared to 7,581 metres in 2016.

32 / RESERVES AND RESOURCES          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

RESERVES
AND RESOURCES

MEASURED AND INDICATED MINERAL RESOURCES (with an effective date of December 31, 2017)
(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)
Mine/Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag—Eq	Ag (k Oz)	Au (k Oz)	Ag—Eq
								(g/t)			(k Oz)
La Encantada	Measured (UG)	Oxides	244	320	—	—	—	320	2,510	—	2,510
	Indicated (UG)	Oxides	1,001	285	—	—	—	285	9,160	—	9,160
	Indicated (UG)	Oxides – Flotation	734	246	—	4.07	—	325	5,810	—	7,670
	Indicated (Tailings)	Oxides	4,222	110	—	—	—	110	14,930	—	14,930
	Total Measured and Indicated (UG)	Oxides + Tailings	6,201	163	—	0.48	—	172	32,410	—	34,270

La Parrilla	Measured (UG)	Oxides	—	—	—	—	—	—	—	—	—
	Indicated (UG)	Oxides	696	216	0.10	—	—	224	4,830	2.2	5,030
	Total Measured and
	Indicated (UG)	Oxides	696	216	0.10	—	—	224	4,830	2.2	5,030
	Measured (UG)	Sulphides	—	—	—	—	—	—	—	—	—
	Indicated (UG)	Sulphides	1,021	208	—	2.08	2.12	354	6,840	—	11,620
	Total Measured and Indicated (UG)	Sulphides	1,021	208	—	2.08	2.12	354	6,840	—	11,620
	Total Measured and Indicated (UG)	Oxides + Sulphides	1,718	212	0.04	1.24	1.26	301	11,670	2.2	16,650

San Martin	Measured (UG)	Oxides	489	287	0.55	—	—	330	4,500	8.6	5,180
	Indicated (UG)	Oxides	2,103	263	0.36	—	—	291	17,770	24.5	19,700
	Total Measured and Indicated (UG)	Oxides	2,591	267	0.40	—	—	299	22,270	33.1	24,880

Del Toro	Measured (UG)	Transition + Sulphides	408	193	0.12	4.06	2.01	360	2,540	1.6	4,720
	Indicated (UG)	Transition + Sulphides	949	195	0.28	3.91	3.69	382	5,970	8.6	11,660
	Total Measured and Indicated (UG)	Transition + Sulphides	1,357	195	0.23	3.96	3.19	375	8,510	10.2	16,380

La Guitarra	Measured (UG)	Sulphides	228	284	1.77	—	—	409	2,090	12.9	3,000
	Indicated (UG)	Sulphides	584	295	1.43	—	—	396	5,540	26.9	7,440
	Total Measured and Indicated (UG)	Sulphides	812	292	1.53	—	—	400	7,630	39.8	10,440

Santa Elena	Measured (UG)	Sulphides	560	178	2.65	—	—	383	3,210	47.7	6,890
	Indicated (UG)	Sulphides	2,580	129	1.77	—	—	266	10,720	147.1	22,080
	Indicated (Pad)	Oxides	1,496	39	0.97	—	—	114	1,870	46.5	5,470
	Total Measured and Indicated (UG + Pad)	Oxides + Sulphides	4,635	106	1.62	—	—	231	15,800	241.3	34,440

	Total Measured and Indicated	All mineral types	17,315	177	0.59	0.61	0.37	246	98,290	326.6	137,060

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2)	In all cases, metal prices considered for Mineral Resource estimates were $20.00/oz Ag, $1,450/oz Au, $1.20/lb Pb, and $1.50/lb Zn.
(3)

The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2017. The information provided was reviewed and validated by Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation. (4)

(4)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section below.

(5)	The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and silver-equivalent factors are listed in each mine section of the 2017 Annual Information Form.
(6)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

33 / RESERVES AND RESOURCES          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

INFERRED MINERAL RESOURCES (with an effective date of December 31, 2017)
(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)
Mine/Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag—Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag—Eq (k Oz)
La Encantada	Inferred Ojuelas (UG)	Oxides – Flotation	35	292	—	0.78	—	305	330	—	340
	Inferred Other deposits (UG)	Oxides	1,219	226	—	—	—	226	8,850	—	8,850
	Inferred backfills and stockpiles	Oxides	912	76	—	—	—	76	2,240	—	2,240
	Inferred Total (UG)	Oxides	2,166	164	—	0.01	—	164	11,420	—	11,430
La Parrilla	Inferred (UG)	Oxides	659	267	0.09	—	—	275	5,670	1.9	5,820
	Inferred (UG)	Sulphides	1,977	211	—	1.89	2.36	357	13,410	—	22,670
	Inferred Total (UG)	Oxides + Sulphides	2,636	225	0.02	1.42	1.77	336	19,080	1.9	28,490
San Martin	Inferred Total (UG)	Oxides	2,510	266	0.08	—	—	272	21,430	6.9	21,970
Del Toro	Inferred Total (UG)	Transition + Sulphides	1,516	192	0.09	4.48	1.70	369	9,370	4.4	17,970
La Guitarra	Inferred Total (UG)	Sulphides	500	276	1.24	—	—	363	4,430	19.8	5,840
Santa Elena	Inferred Santa Elena Mine (UG)	Sulphides	1,063	105	1.44	—	—	216	3,580	49.4	7,390
	Inferred Ermitaño (UG)	Sulphides	3,365	68	3.99	—	—	377	7,380	432.0	40,780
	Inferred Total (UG)	Sulphides	4,428	77	3.38	—	—	338	10,960	481.4	48,170
La Joya	Inferred Total (OP)	Sulphides	27,927	58	0.28	—	—	103	51,650	251.4	92,910
	Total Inferred	All mineral types	41,684	96	0.57	0.25	0.17	169	128,340	765.8	226,780

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2)	In all cases, metal prices considered for Mineral Resource estimates were $20.00/oz Ag, $1,450/oz Au, $1.20/lb Pb, and $1.50/lb Zn.
(3)

The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2017. The information provided was reviewed and validated by Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation.

(4)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section below.

(5)	The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and silver-equivalent factors are listed in each mine section of the 2017 Annual Information Form.
(6)	Inferred Mineral Resource estimates for La Joya Project are based on the 2013 Preliminary Economic Assessment Technical Report compiled for SilverCrest.

PROVEN AND PROBABLE MINERAL RESERVES (with an effective date of December 31, 2017)
(update prepared under the supervision of Ramon Mendoza Reyes, P.Eng, QP Mining for First Majestic)
Mine/Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag—Eq	Ag (k Oz)	Au (k Oz)	Ag—Eq (k
								(g/t)			Oz)
La Encatada	Proven (UG)	Oxides	261	257	—	—	—	257	2,150	—	2,150
	Probable (UG)	Oxides	1,610	209	—	—	—	209	10,820	—	10,820
	Probable (UG)	Oxides – Flotation	809	147	—	2.35	—	196	3,820	—	5,090
	Probable (Tailings)	Oxides	4,138	110	—	—	—	110	14,630	—	14,630
	Total Proven and Probable (UG)	Oxides + Tailings	6,817	143	—	0.28	—	149	31,420	—	32,690
La Parrilla	Proven (UG)	Oxides	—	—	—	—	—	—	—	—	—
	Probable (UG)	Oxides	573	211	0.11	—	—	220	3,890	2.1	4,050
	Total Proven and Probable (UG)	Oxides	573	211	0.11	—	—	220	3,890	2.1	4,050
	Proven (UG)	Sulphides	—	—	—	—	—	—	—	—	—
	Probable (UG)	Sulphides	1,004	186	—	1.87	1.93	318	5,990	—	10,250
	Total Proven and Probable (UG)	Sulphides	1,004	186	—	1.87	1.93	318	5,990	—	10,250
	Total Proven and Probable (UG)	Oxides + Sulphides	1,577	195	0.04	1.19	1.23	282	9,880	2.1	14,300
San Martin	Proven (UG)	Oxides	473	273	0.52	—	—	314	4,150	8.0	4,770
	Probable (UG)	Oxides	1,810	251	0.31	—	—	275	14,600	18.1	16,020
	Total Proven and Probable (UG)	Oxides	2,283	255	0.36	—	—	283	18,750	26.1	20,790
Del Toro	Proven (UG)	Transition + Sulphides	392	159	0.08	3.38	1.53	295	2,000	1.0	3,730
	Probable (UG)	Transition + Sulphides	815	159	0.19	3.34	2.90	313	4,170	4.8	8,200
	Total Proven and	Transition +	1,207	159	0.15	3.35	2.46	307	6,170	5.8	11,930
	Probable (UG)	Sulphides
La Guitarra	Proven (UG)	Sulphides	253	233	1.47	—	—	337	1,890	12.0	2,730
	Probable (UG)	Sulphides	664	245	1.19	—	—	329	5,230	25.4	7,020
	Total Proven and Probable (UG)	Sulphides	917	242	1.27	—	—	331	7,120	37.4	9,750
Santa Elena	Proven (UG)	Sulphides	247	174	2.96	—	—	402	1,390	23.5	3,200
	Probable (UG)	Sulphides	3,206	104	1.39	—	—	211	10,690	143.7	21,750
	Probable (PAD)	Oxides	1,736	36	0.87	—	—	103	2,010	48.6	5,750
	Total Proven and Probable (UG+Pad)	Oxides + Sulphides	5,189	84	1.29	—	—	184	14,090	215.8	30,700

	Total Proven and Probable	All mineral types	17,991	151	0.50	0.44	0.27	208	87,430	287.2	120,160

(1)

Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)	Metal prices considered for Mineral Reserves estimates were $18.00 /oz Ag, $1,300 /oz Au, $1.10 /lb Pb, and $1.40 /lb Zn.
(3)

The Mineral Reserves information provided above is based on internal estimates prepared as of December 31, 2017. The information provided was reviewed and validated by Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic, who has the appropriate relevant qualifications, and experience in mining and reserves estimation practices.

(4)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2017 Annual Information Form.

(5)

The cut-off grades and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. The cut-off grades and factors are listed in each mine section of the 2017 Annual Information Form.

34 / THE FIRST MAJESTIC SILVER BULLION STORE          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

THE FIRST MAJESTIC SILVER BULLION STORE

Buy pure First Majestic silver bars, ingots, medallion sets, rounds and specialty items online, directly andsecurely.

We take pride in the silver we produce at First Majestic, and we believe silver is as beautiful as it is useful. That’s why we continue to offer our production for sale online, securely, 24/7 at www.firstmajestic.com.

Here you can purchase our high-quality, 0.999 -fine silver rounds, ingots, bars, medallion sets and other items at one of the lowest premiums and silver prices per ounce on the internet. Worldwide shipping and the ability to track your order is available.

To serve customers worldwide, the Bullion Store accepts payments by credit card, in both Canadian and U.S. dollars. We provide fast, global delivery, and all shipments are insured.

Product prices are determined by First Majestic management, based on market trends, and do not follow hourly and daily market fluctuations.

Subscribe and follow our store on Facebook and Twitter to receive silver bullion news, store discounts and product updates:

AVAILABLE FOR PURCHASE AT OUR ONLI NE STORE

ROUNDS – 1/2 ounce, 1 ounce (now available in tubes of 20)

INGOTS – 5 ounce, 10 ounce

POURED BARS – 1 kg, 50 ounce

COINS – 5 ounce, 10 ounce

MEDALLION SETS – 18 ounce

Our tiniest addition to our silver bullion collection! Each 10-gram silver cube is made from .999-fine silver and is stamped with its weight and purity. A total of 27 individual 10-gram cubes is then packaged together in a clear cubed capsule. Each cube capsule of 27 pieces weighs 8.8 ounces. NOTE* This product has an added premium due to the unique shape and amount of labour and other resources this product takes to produce.

35 /MANAGEMENT'S RESPONSIBILITIES OVER FINANCIAL REPORTING          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S RESPONSIBILITIES OVER FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Keith Neumeyer	Raymond Polman, CPA, CA
President & CEO	Chief Financial Officer
February 27, 2018	February 27, 2018

Contact
First	1800 – 925 West Georgia St	Tel	604.688.3033	Email	info@firstmajestic.com
Majestic Silver	Vancouver • BC • Canada	Fax	604.639.8873	Web	www.firstmajestic.com
Corp.	V6C 3L2	Toll-Free	1.866.529.2807

36 / REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF FIRST MAJESTIC SILVER CORP.

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS
We have audited the accompanying consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of (loss) earnings, consolidated statements of comprehensive (loss) income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

BASIS FOR OPINION

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants

Vancouver, Canada
February 27, 2018

We have served as the Company’s auditor since 2005.

37 / REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF FIRST MAJESTIC SILVER CORP.

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING
We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated February 27, 2018, expressed an unmodified/ unqualified opinion on those financial statements.

BASIS FOR OPINION
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Vancouver, Canada
February 27, 2018

38 / CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
F O R   T H E   Y E A R S   E N D E D   D E C E M B E R   3 1,   2 0 1 7   A N D   2 0 1 6

(In thousands of U.S. dollars, except share and per share amounts)

The Consolidated Statements of (Loss) Earnings provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		YEAR ENDED DECEMBER 31,
	Note	2017	2016

REVENUES	5	$252,288	$278,077

MINE OPERATING COSTS

Cost of sales	6	159,265	149,281

Depletion, depreciation and amortization		77,045	79,593

		236,310	228,874

MINE OPERATING EARNINGS		15,978	49,203

General and administrative expenses	7	17,493	17,747

Share-based payments		8,295	4,403

Impairment of non-current assets	16	65,500	—

Foreign exchange gain		(4,314)	(1,192)

OPERATING (LOSS) EARNINGS		(70,996)	28,245

Investment and other (loss) income	8	(34)	5,209

Finance costs	9	(4,271)	(7,963)

(LOSS) EARNINGS BEFORE INCOME TAXES		(75,301)	25,491

INCOME TAXES

Current income tax expense	21	7.177	8,346

Deferred income tax (recovery) expense	21	(29,206)	8,544

		(22,029)	16,890

NET (LOSS) EARNINGS FOR THE YEAR		$(53,272)	$8,601

(LOSS) EARNINGS PER COMMON SHARE

BASIC	10	$(0.32)	$0.05

DILUTED	10	$(0.32)	$0.05

WEIGHTED AVERAGE SHARES OUTSTANDING

BASIC	10	165,293,893	160,874,038

DILUTED	10	165,293,893	164,257,563

APPROVED BY THE BOARD OF DIRECTORS

The accompanying notes are an integral part of the audited consolidated financial statements.

39 / CONSOLIDATED STATEMENTS OF (LOSS) INCOME          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
F O R   T H E   Y E A R S   E N D E D   D E C E M B E R   3 1,   2 0 1 7   A N D   2 0 1 6

(in thousands of U.S. dollars)

The Consolidated Statements of Comprehensive (Loss) Income provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

		YEAR ENDED DECEMBER 31,
	Note	2017	2016

NET (LOSS) EARNINGS FOR THE YEAR		$(53,272)	$8,601

OTHER COMPREHENSIVE LOSS

Items that may be subsequently reclassified to profit or loss:

Unrealized loss on fair value of available for sale investments	13	(479)	(2,217)

OTHER COMPREHENSIVE LOSS		(479)	(2,217)

TOTAL COMPREHENSIVE (LOSS) INCOME		$(53,751)	$6,384

The accompanying notes are an integral part of the audited consolidated financial statements.

40 / CONSOLIDATED STATEMENTS OF CASH FLOWS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

CONSOLIDATED STATEMENTS OF CASH FLOWS
F O R   T H E   Y E A R S   E N D E D   D E C E M B E R   3 1,  2 0 1 7   A N D   2 0 1 6

(in thousands of U.S. dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		YEAR ENDED DECEMBER 31,
	Note	2017	2016

OPERATING ACTIVITIES
Net (loss) earnings for the year		$($53,272)	$8,601
Adjustments for:
Depletion, depreciation and amortization		78,077	80,352
Share-based payments		8,295	4,403
Impairment of non-current assets	16	65,500	—
Income tax (recovery) expense	21	(22,028)	16,890
Finance costs	9	4,271	7,963
Other	24	143	(10,934)
OPERATING CASH FLOWS BEFORE MOVEMENTS		80,986	107,275
IN WORKING CAPITAL AND TAXES
Net change in non-cash working capital items	24	(4,419)	(2,544)
Income taxes paid		(6,116)	(4,719)
CASH GENERATED BY OPERATING ACTIVITIES		70,451	100,012
INVESTING ACTIVITIES
Expenditures on mining interests		(54,571)	(43,770)
Acquisition of property, plant and equipment		(20,941)	(18,690)
Deposits paid for the acquisition of non-current assets		(416)	(521)
Purchase of marketable securities		—	(3,653)
Proceeds from sale of marketable securities		—	48
CASH USED IN INVESTING ACTIVITIES		(75,928)	(66,586)
FINANCING ACTIVITIES
Proceeds from exercise of stock options		5,740	22,371
Repayment of debt facilities	18	(12,726)	(21,363)
Proceeds from equipment financing obligations	19 (b)	7,894	—
Repayment of equipment financing obligations		(6,781)	(10,239)
Finance costs paid		(2,779)	(6,925)
Proceeds from debt facilities	18	—	49,870
Repayment of prepayment facilities		—	(31,604)
Proceeds from private placement, net of share issue costs	22 (a)	—	42,716
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(8,652)	44,826
Effect of exchange rate on cash and cash equivalents held		3,221	(221)
in foreign currencies
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(14,129)	78,252
Cash and cash equivalents, beginning of the year		129,049	51,018
CASH AND CASH EQUIVALENTS, END OF YEAR		$118,141	$129,049
Cash		$77,411	$91,498
Short-term investments		40,730	37,551
CASH AND CASH EQUIVALENTS, END OF YEAR		$118,141	$129,049
SUPPLEMENTAL CASH FLOW INFORMATION	24

The accompanying notes are an integral part of the audited consolidated financial statements.

40 / CONSOLIDATED STATEMENTS OF FINANCIAL POSITION          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
A S   AT   D E C E M B E R   3 1,   2 0 1 7   A N D   2 0 1 6

(in thousands of U.S. dollars)

The Consolidated Statements of Financial Position provide a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2017	December 31, 2016

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$118,141	$129,049
Trade and other receivables	11	20,362	16,473
Income taxes receivable		493	—
Inventories	12	18,858	20,254
Other financial assets	13	11,326	13,688
Prepaid expenses and other		1,478	735
TOTAL CURRENT ASSETS		170,658	180,199
NON-CURRENT ASSETS
Mining interests	14	374,146	390,409
Property, plant and equipment	15	192,052	237,638
Deposits on non-current assets		869	783
Deferred tax assets	21	43,716	48,146
TOTAL ASSETS		$781,441	$857,175
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	17	$35,567	$28,194
Unearned revenue		2,190	2,539
Current portion of debt facilities	18	12,464	12,378
Current portion of equipment financing obligations	19	4,154	6,078
Income taxes payable		—	383
TOTAL CURRENT LIABILITIES		54,375	49,572
NON-CURRENT LIABILITIES
Debt facilities	18	19,305	31,560
Equipment financing obligations	19	5,151	2,108
Decommissioning liabilities	20	16,076	11,315
Other liabilities		655	2,741
Deferred tax liabilities	21	103,394	138,178
TOTAL LIABILITIES		$198,956	$235,474
EQUITY
Share capital		636,672	628,565
Equity reserves		62,303	56,354
Accumulated deficit		(116,490)	(63,218)
TOTAL EQUITY		$582,485	$621,701
TOTAL LIABILITIES AND EQUITY		$781,441	$857,175
Commitments (Note 14, Note 23(c)); Subsequent events (Note 28)

The accompanying notes are an integral part of the audited consolidated financial statements.

42 / CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
F O R   T H E   Y E A R S   E N D E D   D E C E M B E R   3 1,  2 0 1 7   A N D   2 0 1 6

(in thousands of U.S. dollars)

The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves
							Retained
				Available	Foreign		earnings
			Share-based	for sale	currency	Total equity	(Accumulated
	Shares	Amount	payments(a)	revaluation(b)	translation(c)	reserves	deficit)	Total equity
BALANCE AT DECEMBER 31, 2015	155,588,238	$ 557,477	$ 59,369	$ —	$(308)	$ 59,061	$ (71,819)	$ 544,719
Net earnings for the year	—	—	—	—	—	—	8,601	8,601
Other comprehensive loss	—	—	—	(2,217)	—	(2,217)	—	(2,217)
TOTAL COMPREHENSIVE INCOME	—	—	—	(2,217)	—	(2,217)	8,601	6,384
Share-based payments	—	—	4,758	—	—	4,758	—	4,758
Shares issued for:
Private placement (Note 22(a))	5,250,900	42,716	—	—	—	—	—	42,716
Exercise of stock options (Note 22(b))	3,505,679	27,619	(5,248)	—	—	(5,248)	—	22,371
Acquisition of mining interests	41,466	500	—	—	—	—	—	500
Settlement of liabilities	75,284	253	—	—	—	—	—	253
BALANCE AT DECEMBER 31, 2016	164,461,567	$ 628,565	$ 58,879	$ (2,217) $	(308)	$ 56,354	$ (63,218)	$621,701
Net loss for the year	—	—	—	—	—	—	53,272	53,272
Other comprehensive loss	—	—	—	(479)	—	(479)	—	(479)
TOTAL COMPREHENSIVE LOSS	—	—	—	(479)	—	(479)	(53,272)	(53,751)
Share-based payments	—	—	8,295	—	—	8,295	—	8,295
Shares issued for:
Exercise of stock options (Note 22(b))	1,292,206	7,607	(1,867)	—	—	(1,867)	—	5,740
Acquisition of mining interests (Note 14(c))	70,391	500	—	—	—	—	—	500
BALANCE AT DECEMBER 31, 2017	165,824,164	$ 636,672	$ 65,307	$ (2,696)	$(308)	$ 62,303	$ (116,490)	$ 582,485

(a)

Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of options granted and share purchase warrants issued but not exercised to acquire shares of the Company.

(b)	The available for sale revaluation reserve principally records the unrealized fair value gains or losses related to available-for-sale financial instruments.
(c)

Foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency. All of the Company’s entities have the US dollar as their functional currency and, thus, there were no changes in the foreign currency translation reserve.

43 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of U.S. dollars)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company presently owns and operates six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PRESENTATION

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented.

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 23(a)) and marketable securities (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 26). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These audited consolidated financial statements of First Majestic Silver Corp. for the years ended December 31, 2017 and 2016 were approved and authorized for issue by the Board of Directors on February 27, 2018.

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The preparation of audited consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

In preparing the Company’s consolidated financial statements for the years ended December 31, 2017 and 2016, the Company applied the following significant accounting policies and associated significant estimates and critical judgments:

BUSINESS COMBINATIONS

Accounting Policy:

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Accounting Estimates and Judgments:

Determination of a Business

Determination of whether a set of assets acquired liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

44 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

BUSINESS COMBINATIONS(continued)

Accounting Estimates and Judgments:(continued)

Fair Value Estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired and liabilities assumed;
(ii)	The consideration transferred in exchange for an interest in the acquiree;
(iii)	The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

GOODWILL

Accounting Policy:

Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. Goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit and loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. As at December 31, 2017, the Company had $nil goodwill (2016 – $nil).

FOREIGN CURRENCY

Accounting Policy:

The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise.

Accounting Estimates and Judgments:

Determination of Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

REVENUE RECOGNITION (NOTE 5)

Accounting Policy:

Revenue is recognized upon delivery when the following conditions are met:

•	control, risk and rewards of ownership of products passes to the buyer;
•	the amount of revenue and costs related to the transaction can be measured reliably; and
•	it is probable that the economic benefits associated with the transaction will flow to the Company.

This occurs when significant risks and rewards of ownership have passed to the buyer, which is when insurance risk has passed to the customer and when the goods have been delivered to a contractually agreed location.

45 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

REVENUE RECOGNITION (NOTE(continued)5)

Accounting Policy:(continued)

R evenue from the sale of precious metals, including by-products, is recorded net of charges for smelting and refining. Metals in doré sold to third parties are priced on delivery. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold to third-party smelters are provisionally priced and settled on a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The contracts provide for provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time risks and rewards of ownership pass from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the values of the Company’s concentrate receivables change as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of impurity penalties, weights and assays are recorded on final settlement.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

INVENTORIES (NOTE 12)

Accounting Policy:

Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the weighted average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and dried concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

EXPLORATION AND EVALUATION EXPENDITURES (NOTE 14)

Accounting Policy:

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

•	acquiring the rights to explore;
•	researching and analyzing historical exploration data;
•	gathering exploration data through topographical, geochemical and geophysical studies;
•	exploratory drilling, trenching and sampling;
•	determining and examining the volume and grade of the resource;
•	surveying transportation and infrastructure requirements; and
•	compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.

46 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

EXPLORATION AND EVALUATION EXPENDITURES (NOTE 14) (continued)

Accounting Policy:(continued)

Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:

•	there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;
•	life of mine plan and economic modeling support the economic extraction of such reserves and resources;
•	for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and
•	operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above-mentioned factors.

Accounting Estimates and Judgments:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory evaluation, development and related costs incurred which were capitalized have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

MINING INTERESTS (NOTE 14)

Accounting Policy:

Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Accounting Estimates and Judgments:

Depletion Rate for Mining Interests

Depletion expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion rate differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”) Technical Report standards. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows.

47 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

PROPERTY, PLANT AND EQUIPMENT (NOTE 15)

Accounting Policy:

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Accounting Estimates and Judgments:

Depreciation and Amortization Rates for Property, Plant and Equipment

Depreciation and amortization expenses are based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Commencement of Commercial Production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependent on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

•	substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management;
•	the mine or mill has reached a pre-determined percentage of design capacity;
•	the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level);
•	the completion of a reasonable period of testing of the mine plant and equipment;
•	the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications);
•	the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
•	mineral recoveries are at or near the expected production levels.

BORROWING COSTS

Accounting Policy:

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred. As at December 31, 2017 and 2016, the Company does not have any qualifying assets under construction.

IMPAIRMENT OF NON-CURRENT ASSETS (NOTE 16)

Accounting Policy:

At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of earnings or loss. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

48 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

IMPAIRMENT OF NON-CURRENT ASSETS (NOTE (continued)

Accounting Policy:(continued)

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings or loss.

Accounting Estimates and Judgments:

Indications of Impairment and Reversal of Impairment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired or previous impairments should be reversed. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

Fair Value Estimates

In determining the recoverable amounts of the Company’s property, plant and equipment and mining 16) interests, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s non-current assets. Conversely, favourable changes to the aforementioned factors can result in a reversal of previous impairments.

SHARE-BASED PAYMENT TRANSACTIONS (NOTE 22(b))

Accounting Policy:

Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share-based payment transactions (“share-based payments”). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/ or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

Accounting Estimates and Judgments:

Valuation of Share-based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

49 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

TAXATION (NOTE 21)

Accounting Policy:

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity.

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Accounting Estimates and Judgments:

Recognition of Deferred Income Tax Assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

Tax Contingencies

The Company’s operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

FINANCE LEASES (NOTE 19)

Accounting Policy:

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Finance costs are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

50 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

FINANCIAL ASSETS

Accounting Policy:

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale (“AFS”), loans and receivables, or fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets classified as AFS are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary due to a significant or prolonged decline in the fair value of that investment below its cost which are recognized through profit and loss in the statements of earnings or loss.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss in the statements of earnings or loss.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

FINANCIAL LIABILITIES

Accounting Policy:

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

PROVISIONS (NOTE 20)

Accounting Policy:

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

Accounting Estimates and Judgments:

Estimated Reclamation and Closure Costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

51 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

CASH AND CASH EQUIVALENTS

Accounting Policy:

Cash in the statement of financial position includes cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

EARNINGS OR LOSS PER SHARE (NOTE 10)

Accounting Policy:

Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants, and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

FUTURE CHANGES IN ACCOUNTING POLICIES NOT YET EFFECTIVE AS AT DECEMBER 31, 2017

Revenue Recognition

In May 2014, the IASB issued IFRS 15 –Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company has elected to apply the full retrospective approach upon transition on January 1, 2018.

The core principle of IFRS 15 is that revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to customers. The Company has evaluated the impact of applying IFRS 15, analyzing its doré and concentrate sale agreements. The Company concluded there is no material change in the timing of revenue recognized under the new standard as the point of transfer of risk and reward for goods and services and transfer of control occur at the same time.

In addition, IFRS 15 requires entities to apportion revenue earned from contracts to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual doré and concentrate shipments are the only performance obligations in the contracts and accordingly there will be no change in the amount or timing of revenue recognition under the new standard. In accordance with the terms of the Company’s concentrate agreements, the seller must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time as the obligations are fulfilled. The impact of this change on the amount of revenue recognized in a year is insignificant.

IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards, many of which are completely new. Upon the adoption of IFRS 15, the Company will provide disclosures for each of the Company’s material revenue streams, which consist of the Company’s doré and concentrate sales, to supplement the revenue data that are currently presented in the revenue note disclosure (note 5). New disclosures will be presented relating to the timing of completion of the Company’s performance obligations, for example, upon delivery and/or other points in time, and the portion of revenue related to provisional pricing adjustments on concentrate sales will also be separately disclosed.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.

The adoption of this standard is expected to have limited impact on the Company’s financial statements. The Company intends to designate equity securities as financial assets at fair value through other comprehensive income only and will not be transferred into (loss) earnings upon disposition or impairment resulting in changes in fair value recognized in other comprehensive income. The new expected credit loss impairment model and reformed approach to hedge accounting is not expected to have a significant impact on the Company’s consolidated financial statements.

52 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

FUTURE CHANGES IN ACCOUNTING POLICIES
NOT YET EFFECTIVE AS AT DECEMBER 31, 2017 (continued)

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 –Leases (“IFRS 16”) which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Statements of Financial Position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

4.	SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•	for which discrete financial information is available.

For the year ended December 31, 2017, the Company’s reporting segments includes its six operating mines in Mexico. Effective January 1, 2017, the Company no longer considers its retail market segment in Canada and metal marketing segment in Europe as significant reporting segments. Accordingly, they have been grouped in the “others” category, which consist primarily of the Company’s other development and exploration properties (Note 14), debt facilities (Note 18), intercompany eliminations, and corporate expenses which are not allocated to operating segments. The segmented information for the comparative periods have been adjusted to reflect the Company’s reporting segments for the period ended December 31, 2017 for presentation consistency.

Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

	YEAR ENDED DECEMBER 31, 2017					AT DECEMBER 31, 2017
			Depletion,	Mine
			depreciation	operating
		Cost of	and	earnings	Capital	Total	Total
	Revenue	sales	amortization	(loss)	expenditures	assets	liabilities
MEXICO
Santa Elena	$92,515	$50,948	$16,417	$25,150	$18,048	$123,413	$19,399
La Encantada	37,557	29,827	12,944	(5,214)	12,498	96,626	13,254
La Parrilla	36,301	26,739	19,379	(9,817)	15,323	171,695	40,387
Del Toro	30,113	18,086	14,122	(2,095)	8,590	99,402	10,120
San Martin	39,709	20,954	6,654	12,101	10,835	92,819	26,617
La Guitarra	15,363	12,072	6,549	(3,258)	9,837	73,117	15,052
OTHERS	730	639	980	(889)	6,271	124,369	74,127
CONSOLIDATED	$252,288	$159,265	$77,045	$15,978	$81,402	$781,441	$198,956

53 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

4.	SEGMENTED INFORMATION(continued)

	YEAR ENDED DECEMBER 31, 2016					AT DECEMBER 31, 2016
			Depletion,	Mine
			depreciation	operating
		Cost of	and	earnings	Capital	Total	Total
	Revenue	sales	amortization	(loss)	expenditures	assets	liabilities
MEXICO
Santa Elena	$94,995	$42,721	$16,425	$35,849	$15,245	$111,291	$17,868
La Encantada	44,338	29,708	17,487	(2,857)	9,989	94,497	13,323
La Parrilla	44,891	25,742	18,786	363	11,077	172,663	43,160
Del Toro	34,976	19,522	14,202	1,252	11,548	157,684	26,774
San Martin	37,201	18,784	6,854	11,563	6,357	86,519	25,085
La Guitarra	21,620	12,822	5,517	3,281	9,042	68,065	13,819
OTHERS	56	(18)	322	(248)	2,616	166,456	95,445
CONSOLIDATED	$278,077	$149,281	$79,593	$49,203	$65,874	$857,175	$235,474

During the year ended December 31, 2017, the Company had six (December 31, 2016 – six) customers that accounted for 100% of its doré and concentrate sales revenue, with three major customers accounting for 54%, 17% and 15% of total revenue, respectively (2016 – three major customers for 32%, 29% and 24%).

5.	REVENUES

Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs. Precious metals contained in doré form are sold and priced on delivery to the customer. Metals in concentrate form are sold and provisionally priced on delivery. Final settlements are based on market price at a predetermined future date, typically one to three months after delivery.

Revenues for the period are summarized as follows:

	YEAR ENDED DECEMBER 31,
	2017	2016
GROSS REVENUE FROM PAYABLE METALS:
Silver(1)	$165,832	$199,942
Gold	69,608	64,039
Lead	23,949	27,208
Zinc	4,317	8,902
Gross revenue	263,706	300,091
Less: smelting and refining costs	(11,418)	(22,014)
REVENUES	$252,288	$278,077
SILVER AS % OF GROSS REVENUE	63%	67%

(1) Silver revenue includes $0.8 million (2016 – $0.9 million) in retail coin and bullion sales.

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from a designated area of its underground operations. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce.

Gold deliveries to Sandstorm during the period are summarized as follows:

	YEAR ENDED DECEMBER 31,
	2017	2016
Au ounces delivered to Sandstorm	10,107	9,992
Average Au price – Sandstorm	$388	$360
Average Au price – market	$1,257	$1,251

54 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

6.	COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	YEAR ENDED DECEMBER 31,
	2017	2016
Consumables and materials	$33,179	$35,762
Labour costs	69,435	63,444
Energy	30,738	28,246
Other costs	16,072	13,881
PRODUCTION COSTS	$149,424	$141,333
Transportation and other selling costs	3,267	3,756
Workers participation costs	2,328	1,907
Environmental duties and royalties	1,096	1,389
Inventory changes	1,752	560
Standby costs during stoppage at the La Encantada mine(1)	1,398	—
Other costs	—	336
	$159,265	$149,281

(1) On May 24, 2017, the Company reported a work stoppage at the La Encantada mine due to an illegal blockade by certain union employees. The Company and the union reached an agreement for a phased restart of operations beginning on July 1, 2017. Standby costs reflect primarily labour, energy and equipment rental costs incurred during the 42 days of work stoppage at the mine during which there was no production.

7.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	YEAR ENDED DECEMBER 31,
	2017	2016
Corporate administration	$3,875	$3,819
Salaries and benefits	8,509	9,387
Audit, legal and professional fees	2,822	2,656
Filing and listing fees	506	441
Directors fees and expenses	749	685
Depreciation	1,032	759
	$17,493	$17,747

8.	INVESTMENT AND OTHER (LOSS) INCOME

The Company’s investment and other (loss) income are comprised of the following:

	YEAR ENDED DECEMBER 31,
	2017	2016
(Loss) gain from investment in marketable securities (Note 13)	$(2,600)	$6,281
Gain from investment in silver futures derivatives	1,206	—
Interest income and other	1,360	183
Loss from fair value adjustment of prepayment facilities	—	(1,255)
	$(34)	$5,209

55 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

9.	FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, equipment financing obligations and prepayment facilities. The Company’s finance costs in the period are summarized as follows:

	YEAR ENDED DECEMBER 31,
	2017	2016
Debt facilities (Note 18)	$2,254	$2,218
Equipment financing obligations (Note 19)	561	845
Accretion of decommissioning liabilities	935	830
Silver sales and other	521	303
Prepayment facilities	—	261
Loss on early settlement of prepayment facilities	—	3,506
	$4,271	$7,963

10.	(LOSS) EARNINGS PER SHARE

Basic net earnings (loss) per share is the net earnings (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per share adjusts basic net earnings per share for the effects of dilutive potential common shares.

The calculations of basic and diluted (loss) earnings per share for the years ended December 31, 2017 and 2016 are as follows:

	YEAR ENDED DECEMBER 31,
	2017	2016
Net (loss) earnings for the year	$(53,272)	$8,601

Weighted average number of shares on issue – basic	165,293,893	160,874,038
Adjustment for stock options	—	3,383,525
Weighted average number of shares on issue – diluted(1)	165,293,893	164,257,563
(Loss) earnings per share – basic	$(0.32)	$0.05
(Loss) earnings per share – diluted	$(0.32)	$0.05

(1) Diluted weighted average number of shares excluded 9,431,737 (2016 – 2,880,893) options that were anti-dilutive for the year ended December 31, 2017.

11.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	DECEMBER 31,	DECEMBER 31,
	2017	2016
Trade receivables	$4,038	$6,353
Value added taxes and other taxes receivable	14,984	9,534
Other	1,340	586
	$20,362	$16,473

56 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

12.	INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	DECEMBER 31,	DECEMBER 31,
	2017	2016
Finished goods – doré and concentrates	$1,299	$3,014
Work-in-process	1,152	1,327
Stockpile	217	122
Silver coins and bullion	303	405
Materials and supplies	15,887	15,386
	$18,858	$20,254

The amount of inventories recognized as an expense during the year was $226.5 million (2016 – $220.9 million), equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at December 31, 2017, mineral inventories, which consist of stockpile, work-in-process and finished goods, include $0.7 million (December 31, 2016 – $0.5 million) write-down which was recognized in cost of sales during the year ended December 31, 2017.

13.	OTHER FINANCIAL ASSETS

As at December 31, 2017, other financial assets consist primarily of the Company’s investment in marketable securities.

Marketable securities are classified as financial assets. Changes in fair value of marketable securities designated as fair value through profit and loss (“FVTPL”) are recorded through profit or loss, while changes in fair value of marketable securities designated as available for sale (“AFS”) are recorded through other comprehensive income.

	DECEMBER 31,	DECEMBER 31,
	2017	2016
FAIR VALUE THROUGH PROFIT AND LOSS
First Mining Gold Corp. (TSX.V: FF)	$7,576	$9,819
Sprott Physical Silver Trust (NYSE: PSLV)	2,536	2,432
	$10,112	$12,251
Available for sale marketable securities	1,214	1,437
TOTAL OTHER FINANCIAL ASSETS	$11,326	$13,688

14.	MINING INTERESTS

Mining interests primarily consist of acquisition, exploration, development and field support costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	DECEMBER 31,	DECEMBER 31,
	2017	2016
Producing properties	$287,218	$319,213
Exploration properties (non-depletable)	86,928	71,196
	$374,146	$390,409

57 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

14.	MINING INTERESTS (continued)

Producing properties are allocated as follows:

Producing properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
COST
AT DECEMBER 31, 2015	$17,654	$81,475	$141,924	$87,943	$79,996	$89,877	$498,869
Additions	9,067	1,502	4,211	2,256	2,753	4,639	24,428
Change in decommissioning liabilities	(202)	(446)	54	(567)	(860)	(342)	(2,363)
Transfer from exploration properties	1,110	3,298	—	10,046	4,425	6,826	25,705
AT DECEMBER 31, 2016	$27,629	$85,829	$146,189	$99,678	$86,314	$101,000	$546,639
Additions	8,386	2,588	8,339	4,512	3,613	5,233	32,671
Change in decommissioning liabilities	356	210	823	445	1,028	458	3,320
AT DECEMBER 31, 2017	$36,371	$88,627	$155,351	$104,635	$90,955	$106,691	$582,630

ACCUMULATED DEPLETION AND IMPAIRMENT
AT DECEMBER 31, 2015	$(544)	$(42,111)	$(37,906)	$(20,512)	$(33,640)	$(54,861)	$(189,574)
Depletion and amortization	(2,860)	(9,288)	(11,069)	(6,762)	(3,714)	(4,159)	(37,852)
AT DECEMBER 31, 2016	$(3,404)	$(51,399)	$(48,975)	$(27,274)	$(37,354)	$ (59,020)	$(227,426)
Depletion and amortization	(4,235)	(4,165)	(13,169)	(5,480)	(2,963)	(3,574)	(33,586)
Impairment (Note 16)	—	—	—	(34,400)	—	—	(34,400)
AT DECEMBER 31, 2017	$(7,639)	$(55,564)	$(62,144)	$(67,154)	$(40,317)	$(62,594)	$(295,412)

CARRYING VALUES
AT DECEMBER 31, 2016	$24,225	$34,430	$97,214	$72,404	$48,960	$41,980	$319,213
AT DECEMBER 31, 2017	$28,732	$33,063	$93,207	$37,481	$50,638	$44,097	$287,218

Exploration properties are allocated as follows:

Exploration properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
COST
AT DECEMBER 31, 2015	$—	$4,591	$8,330	$19,115	$8,048	$12,544	$25,414	$78,042
Exploration and evaluation expenditures	2,138	1,264	2,298	7,743	2,478	2,092	952	18,965
Change in decommissioning liabilities	—	—	—	—	—	—	(106)	(106)
Transfer to producing properties	(1,110)	(3,298)	—	(10,046)	(4,425)	(6,826)	—	(25,705)
AT DECEMBER 31, 2016	$1,028	$2,557	$10,628	$16,812	$6,101	$7,810	$26,260	$71,196
Exploration and evaluation expenditures	6,749	2,664	3,354	2,605	3,498	2,575	3,587	25,032
Impairment (Note 16)	—	—	—	(9,300)	—	—	—	(9,300)
AT DECEMBER 31, 2017	$7,777	$5,221	$13,982	$10,117	$9,599	$10,385	$29,847	$86,928

58 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

14.	MINING INTERESTS (continued)

(a)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions north of the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.3 million has been paid, $0.2 million due in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

In March 2017, the Company entered into an agreement with Santacruz Silver Mining Ltd. to acquire the El Gachi Property in Sonora State, Mexico for total purchase price of $2.5 million in cash, which has been fully paid. The El Gachi Property includes 48,157 hectares of mining concessions north of the Santa Elena mine.

(b)	Del Toro Silver Mine, Zacatecas State

In September 2016, the Company entered into two agreements to acquire 1,223 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $3.6 million in cash, of which $2.2 million has been paid, $1.0 million in 2018 and $0.4 million in 2019, respectively.

In October 2016, the Company entered into an agreement to acquire 7,205 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As at December 31, 2017, $0.9 million (December 31, 2016 – $0.3 million) has been paid.

(c)	La Guitarra Silver Mine, State of Mexico

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2017, the Company has paid $4.9 million, consisting of $0.2 million in cash and $4.7 million in common shares. The remaining balance of $0.5 million will be settled in September 2018 based on the Company’s volume weighted average market price at the time of the payments.

15.	PROPERTY, PLANT AND EQUIPMENT

The majority of the Company’s property, plant and equipment is used in the Company’s six operating mine segments Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

59 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

15.	PROPERTY, PLANT AND EQUIPMENT (continued) Property, plant and equipment are comprised of the following:

	Land and Buildings (1)	Machinery and Equipment (2)	Assets under Construction	Other	Total
COST
AT DECEMBER 31, 2015	$128,284	$316,048	$17,885	$12,382	$474,599
Additions	73	5,399	16,475	534	22,481
Transfers and disposals	4,765	3,783	(12,545)	234	(3,763)
AT DECEMBER 31, 2016	$133,122	$325,230	$21,815	$13,150	$493,317
Additions	—	6,295	17,281	123	23,699
Transfers and disposals	1,276	10,374	(17,147)	1,438	(4,059)
AT DECEMBER 31, 2017	$134,398	$341,899	$21,949	$14,711	$512,957
ACCUMULATED DEPRECIATION, AMORTIZATION AND IMPAIRMENT
AT DECEMBER 31, 2015	$(60,509)	$(146,174)	—	$(8,175)	$(214,858)
Depreciation and amortization	(5,230)	(35,641)	—	(1,174)	(42,045)
Transfers and disposals	(243)	1,453	—	14	1,224
AT DECEMBER 31, 2016	$(65,982)	$(180,362)	—	$(9,335)	$(255,679)
Depreciation and amortization	(8,347)	(34,556)	—	(1,896)	(44,799)
Impairment (Note 16)	(12,301)	(9,396)	—	(103)	(21,800)
Transfers and disposals	226	961	—	186	1,373
AT DECEMBER 31, 2017	$(86,404)	$(223,353)	—	$(11,148)	$(320,905)
CARRYING VALUES
AT DECEMBER 31, 2016	$67,140	$144,868	$21,815	$3,815	$237,638
AT DECEMBER 31, 2017	$47,994	$118,546	$21,949	$3,563	$192,052

(1)	Included in land and buildings is $5.9 million (December 31, 2016 – $5.9 million) of land which is not subject to depreciation.
(2)	Included in property, plant and equipment is $10.0 million (December 31, 2016 – $17.5 million) of equipment under finance leases (Note 19).

60 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction other assets above are allocated by mine as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
COST
AT DECEMBER 31, 2015	$65,582	$109,077	$96,285	$115,093	$45,605	$22,329	$20,628	$474,599
Additions	4,040	7,223	4,568	1,549	1,126	2,311	1,664	22,481
Transfers and disposals	(252)	623	(6,160)	486	(852)	1,111	1,281	(3,763)
AT DECEMBER 31, 2016	$69,370	$116,923	$94,693	$117,128	$45,879	$25,751	$23,573	$493,317
Additions	2,913	7,246	3,630	1,473	3,724	2,029	2,684	23,699
Transfers and disposals	1,401	29	(1,832)	(1,400)	(2,062)	335	(530)	(4,059)
AT DECEMBER 31, 2017	$73,684	$124,198	$96,491	$117,201	$47,541	$28,115	$25,727	$512,957

ACCUMULATED DEPRECIATION AND AMORTIZATION AND IMPAIRMENT
AT DECEMBER 31, 2015	$(2,935)	$(63,313)	$(41,657)	$(55,496)	$(23,113)	$(16,222)	$(12,122)	$(214,858)
Depreciation and amortization	(12,959)	(8,178)	(7,766)	(7,402)	(3,137)	(1,344)	(1,259)	(42,045)
Transfers and disposals	24	(522)	2,857	(336)	468	(781)	(486)	1,224
AT DECEMBER 31, 2016	$(15,870)	$(72,013)	$(46,566)	$(63,234)	$(25,782)	$ (18,347)	$(13,867)	$(255,679)
Depreciation and amortization	(12,181)	(8,779)	(6,585)	(8,580)	(3,691)	(2,974)	(2,009)	(44,799)
Impairment (Note 16)	—	—	—	(21,800)	—	—	—	(21,800)
Transfers and disposals	(847)	523	167	35	1,684	(333)	144	1,373
AT DECEMBER 31, 2017	$(28,898)	$(80,269)	$(52,984)	$(93,579)	$(27,789)	$(21,654)	$(15,732)	$(320,905)

CARRYING VALUES
AT DECEMBER 31, 2016	$53,500	$44,910	$48,127	$53,894	$20,097	$7,404	$9,706	$237,638
AT DECEMBER 31, 2017	$44,786	$43,929	$43,507	$23,622	$19,752	$6,461	$9,995	$192,052

16.	IMPAIRMENT OF NON-CURRENT ASSETS

At December 31, 2017, the Company assessed the recoverable value of the Del Toro Silver Mine and La Parrilla Mine due to a decrease in Reserves and Resources. Based on the assessment, the Company concluded that the carrying value of the La Parrilla mine remain recoverable and no impairment charge was necessary. However, the Del Toro mine had an estimated recoverable value, based on its FVLCD, below its carrying value at December 31, 2017. As a result, the following impairment charge was recognized:

YEAR ENDED DECEMBER 31,
2017
Impairment of non-current assets	$65,500
Deferred income tax recovery	(23,100)
IMPAIRMENT OF NON-CURRENT ASSETS, NET OF TAX	$42,400

At December 31, 2017, the Company also determined there were no significant events or changes in circumstances to indicate that the carrying amount of its other non-current assets may not be recoverable, nor indicators that the recoverable amount of its previously impaired assets will exceed its carrying value. As such, no other impairment or impairment reversal were recognized during the year ended December 31, 2017 (2016 – $nil).

61 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

16.	IMPAIRMENT OF NON-CURRENT ASSETS(continued)

The impairment charge recognized for the year ended December 31, 2017 with respect to the Del Toro operating segment was as follows:

YEAR ENDED DECEMBER 31,
2017
Mining interests – producing properties	$34,400
Mining interests – exploration properties (non-depletable)	9,300
Property, plant and equipment	21,800
IMPAIRMENT OF NON-CURRENT ASSETS	$65,500

Recoverable values are determined with internal discounted cash flow economic models projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs and capital expenditures, and long-term foreign exchange rates. For mineral resources that were not valued using internal discounted cash flow economic models, FVLCD were estimated based on in-situ value of their resources and exploration potential derived from comparable market transactions.

Metal price assumptions used to determine the recoverable amounts at December 31, 2017 are summarized in the following table:

	DECEMBER 31, 2017
Commodity Prices	2018-2021 Average	Long-term
Silver (per ounce)	$19.38	$20.00
Gold (per ounce)	$1,333	$1,350
Lead (per pound)	$1.08	$1.00
Zinc (per pound)	$1.36	$1.16

A d iscount rate of 6.5% (2016 – 8.5%), equivalent to the Company’s weighted average cost of capital at December 31, 2017, was used to determine FVLCD based on internal discounted cash flow economic models of each CGU.

The internal discounted cash flow economic models and in-situ values used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates and discount rates. Management’s estimate of FVLCD is classified as level 3 in the fair value hierarchy. There was no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2017.

17.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	DECEMBER 31,	DECEMBER 31,
	2017	2016
Trade payables	$18,281	$10,752
Trade related accruals	11,378	12,015
Payroll and related benefits	4,028	3,209
Environmental duty	1,047	1,149
Other accrued liabilities	833	1,069
	$35,567	$28,194

62 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

18.	DEBT FACILITIES

The movement in debt facilities during the year ended December 31, 2017 and December 31, 2016, respectively, comprised of the following:

	Term Loan (a)	Revolving Credit Facility (b)	Total
BALANCE AT DECEMBER 31, 2015	$—	$15,000	$15,000
Net proceeds from debt financing	33,709	16,161	49,870
Interest and accretion expense	1,586	632	2,218
Repayments of principal	(6,419)	(14,944)	(21,363)
Repayments of finance costs	(1,155)	(632)	(1,787)
BALANCE AT DECEMBER 31, 2016	$27,721	$16,217	$43,938
Interest and accretion expense	1,421	785	2,206
Repayments of principal	(12,726)	—	(12,726)
Repayments of finance costs	(931)	(718)	(1,649)
BALANCE AT DECEMBER 31, 2017	$15,485	$16,284	$31,769

STATEMENTS OF FINANCIAL POSITION PRESENTATION
Current portion of debt facilities	$12,341	$123	$12,464
Non-current portion of debt facilities	3,144	16,161	19,305
BALANCE AT DECEMBER 31, 2017	$15,485	$16,284	$31,769

In February 2016, the Company entered into an agreement with The Bank of Nova Scotia and Investec Bank PLC for a senior secured debt facility consisting of a $35.0 million term loan and a $25.0 million revolving credit facility. These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

These debt facilities include financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $436.0 million plus 80% of its positive earnings subsequent to December 31, 2015. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into equipment financing obligations up to $30.0 million. As at December 31, 2017 and December 31, 2016, the Company was in compliance with these covenants.

Details of the Scotia/Investec debt facilities are as follow:

(a)	Term loan

The $35.0 million term loan is repayable in 11 equal quarterly instalments of $3.2 million in principal plus related interest, with the final instalment due in February 2019. The term loan bears an interest rate of LIBOR plus a range from 3.25% to 4.00%, depending on certain financial parameters of the Company. During the year ended December 31, 2017, the Company incurred $1.5 million (2016 – $1.6 million) in interest related to the term loan at an effective interest rate of 6.7% (2016 – 6.3%). Proceeds from the term loan were primarily used to settle the prepayment facilities.

(b)	Revolving Credit Facility

The $25.0 million revolving credit facility matures in three years on February 8, 2019 and bears the same interest rate as the term loan plus a relevant standby fee from 0.81% to 1.00% from the undrawn portion of the facility. Proceeds from the revolving credit facility were used to replace a prior $15.0 million credit facility that was due to expire in June 2016. As at December 31, 2017, $16.1 million has been drawn from the facility, leaving $8.9 million available for withdrawal. During the year ended December 31, 2017, the Company incurred $0.8 million (2016 – $0.6 million) in interest related to the revolving credit facility.

63 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

19.	EQUIPMENT FINANCING OBLIGATIONS

The Company has finance leases and equipment financing for various mine and plant equipment. These financings have terms of 36 to 60 months with interest rates ranging from 5.6% to 7.5%. Assets under finance leases and equipment financing are pledged as security against the obligations. Equipment financing obligations are comprised of the following:

(a)	Finance Leases

The following is a schedule of future minimum lease payments due under the Company’s finance lease contracts:

	DECEMBER 31,	DECEMBER 31,
	2017	2016
Less than one year	$1,758	$6,432
More than one year but not more than five years	437	2,195
GROSS PAYMENTS	2,195	8,627
Less: future finance charges	(86)	(441)
PRESENT VALUE OF MINIMUM LEASE PAYMENTS	$2,109	$8,186

Current portion	$1,690	$6,078
Non-current portion	419	2,108
	$2,109	$8,186

The movement in finance leases during the year ended December 31, 2017 and December 31, 2016, respectively, are comprised of the following:

	DECEMBER 31,	DECEMBER 31,
	2017	2016
BALANCE, BEGINNING OF THE YEAR	$8,186	$16,952
Additions	—	1,475
Finance costs	326	845
Repayments of principal	(6,083)	(10,239)
Repayments of finance costs	(320)	(847)
BALANCE, END OF THE YEAR	$2,109	$8,186

During the year ended December 31, 2017 the Company recognized $0.3 million (2016 – $0.8 million) in finance costs related to its lease obligations.

(b)	Equipment Financing

During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00.

The movement in equipment financing during the year ended December 31, 2017 is comprised of the following:

BALANCE AT DECEMBER 31, 2016	$—
Net proceeds from equipment financing	7,894
Interest and accretion expense	233
Repayments of principal	(698)
Repayments of finance costs	(233)
BALANCE AT DECEMBER 31, 2017	$7,196

Current portion	$2,464
Non-current portion	4,732
$7,196

64 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

19.	EQUIPMENT FINANCING OBLIGATIONS(continued)

(b)	Equipment Financing(continued)

During the year ended December 31, 2017, the Company incurred $0.2 million (2016 – $nil) in interest related the equipment financing at an effective interest rate of 5.8%.

As at December 31, 2017, the net book value of property, plant and equipment includes $6.9 million (December 31, 2016 –$nil) of equipment pledged as security for the equipment financing.

20.	DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the year ended December 31, 2017 and 2016 are allocated as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz	Total
BALANCE AT DECEMBER 31, 2015	$2,622	$ 3,625	$ 2,114	$ 2,757	$ 2,434	$ 1,625	$ 415	$ 15,592
Movements during the year:
Change in rehabilitation provision	(202)	(446)	54	(567)	(860)	(342)	(106)	(2,469)
Interest or accretion expense	139	200	128	146	135	82	—	830
Foreign exchange gain	(452)	(626)	(366)	(475)	(420)	(255)	(44)	(2,638)
BALANCE AT DECEMBER 31, 2016	$2,107	$2,753	$1,930	$1,861	$1,289	$1,110	$265	$11,315
Movements during the year:
Change in rehabilitation provision	356	210	823	445	1,028	458	—	3,320
Interest or accretion expense	176	235	166	159	116	83	—	935
Foreign exchange loss	91	119	83	80	55	41	37	506
BALANCE AT DECEMBER 31, 2017	$2,730	$3,317	$3,002	$2,545	$2,488	$1,692	$302	$16,076

A provision for decommissioning liabilities is estimated based on management’s interpretation of current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the mining operations. The discount rate is a risk-free rate determined based on Mexican pesos default swap rates ranging between 7.8% to 8.2% (2016 – 7.6% to 8.3%) for the respective estimated life of the operations.

The inflation rate used is based on historical Mexican inflation rate of 3.8% (2016 – 3.5%). The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

65 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

21.	INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the year ended December 31, 2017 and 2016:

	YEAR ENDED DECEMBER 31,
	2017	2016
(LOSS) EARNINGS BEFORE TAX	$(75,301)	$25,491
Combined statutory tax rate	26.00%	26.00%
INCOME TAX (RECOVERY) EXPENSE COMPUTED AT STATUTORY TAX RATE	(19,578)	6,628
RECONCILING ITEMS:
Effect of different foreign statutory tax rates on earnings of subsidiaries	(6,476)	(257)
Impact of foreign exchange on deferred income tax assets and liabilities	(3,153)	(7,786)
Change in unrecognized deferred income tax asset(1)	15,549	(4,279)
7.5% mining royalty in Mexico	(2,133)	3,174
Other non-deductible expenses	4,259	2,607
Impact of inflationary adjustments	(1,085)	1,338
Change in tax provision estimates	(3,504)	601
Forfeited loss carryforwards due to deconsolidation tax liability credit(1)	—	16,949
Other	(5,908)	(2,085)
INCOME TAX (RECOVERY) EXPENSE	$(22,029)	$16,890

STATEMENTS OF (LOSS) EARNINGS PRESENTATION
Current income tax expense	$7,177	$8,346
Deferred income tax (recovery) expense	(29,206)	8,544
INCOME TAX (RECOVERY) EXPENSE	$(22,029)	$16,890
EFFECTIVE TAX RATE	29%	66%

(1) In November 2015, the Mexican Tax Authorities enacted a new 2016 Mexican Tax Reform which introduced a provision that enables companies to settle a portion of its tax deconsolidation liability against past loss carryforwards that were reinstated by virtue of the Mexican Tax Reform of 2013. To claim this credit, the Company had to apply its past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%.

In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. The Company recognized a one-time deferred tax expense of $6.7 million, consisting of forfeiture of $16.9 million in gross value of loss carryforwards, net of $10.2 million that was not previously valued.

During the years ended December 31, 2017 and 2016, the movement in deferred tax assets and deferred tax is shown as follows:

			Deferred tax asset
Deferred tax assets	Losses	Provisions	not recognized	Other	Total
AT DECEMBER 31, 2015	$113,882	$8,088	$(27,560)	$403	$94,813
(Expense) benefit to income statement	(23,292)	2,104	7,181	414	(13,593)
AT DECEMBER 31, 2016	$90,590	$10,192	$(20,379)	$817	$81,220
Expense to income statement	(4,038)	(77)	(8,657)	(2)	(12,774)
AT DECEMBER 31, 2017	$86,552	$10,115	$(29,036)	$815	$68,446

66 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

21.	INCOME TAXES (continued)

	Property, plant and	Effect of
	equipment and	Mexican tax
Deferred tax liabilities	mining interests	deconsolidation	Other	Total
AT DECEMBER 31, 2015	$121,615	$30,193	$28,766	$180,574
Expense (benefit) to income statement	10,057	(16,407)	(1,353)	(7,703)
Reclassed to current income taxes payable	—	(1,619)	—	(1,619)
AT DECEMBER 31, 2016	$131,672	$12,167	$27,413	$171,252
(Benefit) expense to income statement	(35,976)	47	(4,529)	(40,458)
Reclassed to current income taxes payable	—	(2,670)	—	(2,670)
AT DECEMBER 31, 2017	$95,696	$9,544	$22,884	$128,124

STATEMENTS OF FINANCIAL POSITION PRESENTATION
Deferred tax assets				$48,146
Deferred tax liabilities				138,178
AT DECEMBER 31, 2016				$90,032
Deferred tax assets				$43,716
Deferred tax liabilities				103,394
AT DECEMBER 31, 2017				$59,678

At December 31, 2017, the Company recognized $43.7 million (2016 – $48.1 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2017 or 2016, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2017 was $228.0 million (2016 – $489.1 million).

As at December 31, 2017 and 2016, the Company has available Canadian, Swiss and Mexican non-capital tax losses, which if not utilized will expire as follows:

	Canadian	Swiss	Mexican	DECEMBER 31,	DECEMBER 31,
Year of expiry	non-capital losses	non-capital losses	non-capital losses	2017	2016
2017	$—	$—	$—	$—	$6,055
2018	—	—	11,317	11,317	10,198
2019	—	—	1,679	1,679	1,569
2020	—	—	269	269	246
2021	—	9,600	4,149	13,749	17,359
2022	—	—	3,539	3,539	5,526
2023	—	—	1,680	1,680	8,572
2024	—	—	34,489	34,489	58,575
2025	—	—	100,394	100,394	93,938
2026	—	—	95,316	95,316	82,794
2027 and after	10,819	—	19,498	30,317	4,519
TOTAL	$10,819	$9,600	$272,330	$292,749	$289,351
UNRECOGNIZED LOSSES	$—	$—	$92,123	$92,123	$51,570

67 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

22.	SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the year is summarized in the consolidated statements of changes in equity.

In May 2016, the Company closed a private placement with a syndicate of underwriters by issuing an aggregate of 5,250,900 common shares at a price of CAD$10.95 per common share for gross proceeds of $44.7 million (CAD$57.5 million), or net proceeds of $42.7 million after share issuance costs.

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. In May 2017, the Company amended its Stock Option Plan, which enables options granted subsequent to May 2017 to be exercisable over periods of up to ten years as determined by the Board of Directors of the Company, as compared to the previous exercisable period of up to five years. The exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at December 31, 2017:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted Average		Weighted Average	Weighted Average
		Exercise Price	Remaining Life		Exercise Price	Remaining Life
Exercise prices (CAD$)	Number of Options	(CAD$/Share)	(Years)	Number of Options	(CAD$/Share)	(Years)
2.01 – 5.00	2,055,023	4.79	3.00	900,649	4.78	2.99
5.01 – 10.00	2,204,968	6.64	3.49	1,671,507	6.20	1.76
10.01 – 15.00	4,369,246	10.96	3.30	1,251,144	10.74	1.56
15.01 – 20.00	235,000	16.58	3.61	67,500	16.52	3.59
20.01 – 25.40	567,500	20.92	0.05	561,875	20.91	0.02
	9,431,737	9.35	3.09	4,452,675	9.20	1.76

The movements in stock options issued during the year ended December 31, 2017 and the year ended 2017 December 31, 2016 are summarized as follows:

	YEAR ENDED		YEAR ENDED
	DECEMBER 31, 2017		DECEMBER 31, 2016
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(CAD$/Share)	Options	(CAD$/Share)
BALANCE, BEGINNING OF THE YEAR	9,599,270	9.76	10,416,254	11.05
Granted	3,205,137	10.48	4,283,502	7.22
Exercised	(1,292,206)	5.76	(3,505,679)	8.30
Cancelled or expired	(2,080,464)	15.21	(1,594,807)	14.60
BALANCE, END OF THE YEAR	9,431,737	9.35	9,599,270	9.76

During the year ended December 31, 2017, the aggregate fair value of stock options granted was $10.1 million (December 31, 2016 – $8.3 million), or a weighted average fair value of $3.16 (CAD$4.10) per stock option granted (2016 – CAD$2.57) .

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		YEAR ENDED	YEAR ENDED
Assumption	Based on	DECEMBER 31, 2017	DECEMBER 31, 2016
Risk-free interest rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life	1.02	0.62
Expected life (years)	Average of the expected vesting term and expiry term of the option	3.77	3.38
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	52.00	47.83
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the year ended December 31, 2017 was CAD$11.06 (2016 – CAD$16.55) .

68 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

23.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)	Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)
Marketable securities Silver futures derivatives Foreign exchange derivatives	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position

Financial Instruments Measured at Amortized Costs	Valuation Method
Cash and cash equivalents Trade and other receivables Trade and other payables	Approximated carrying value due to their short-term nature
Debt facilities Equipment financing obligations	Assumed to approximate carrying value as discount rate on these instruments approximate the Company’s credit risk

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	DECEMBER 31, 2017			DECEMBER 31, 2016
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
FINANCIAL ASSETS
Trade receivables	$1,847	$—	$1,847	$4,827	$—	$4,827
Marketable securities (Note 13)	11,326	11,326	—	13,688	13,688	—

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2017 and 2016.

69 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

23.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, equipment financing obligations, net of cash and cash equivalents as follows:

	DECEMBER 31,	DECEMBER 31,
	2017	2016
Equity	$582,485	$621,701
Debt facilities	31,769	43,938
Equipment financing obligations	9,305	8,186
Less: cash and cash equivalents	(118,141)	(129,049)
	$505,418	$544,776

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 18) and equipment financing obligations (Note 19(b)). As at December 31, 2017 and December 31, 2016, the Company was in compliance with these covenants.

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2017 based on the undiscounted contractual cash flows:

	Carrying	Contractual	Less than	1 to 3	4 to 5	After
	Amount	Cash Flows	1 year	years	years	5 years
Trade and other payables	$35,567	$35,567	$35,567	$—	$—	$—
Debt facilities	31,769	33,629	14,037	19,592	—	—
Finance lease obligations	9,305	10,084	4,595	5,110	379	—
Other liabilities	655	655	—	655	—	—
	$77,296	$79,935	$54,199	$25,357	$379	$—

70 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

23.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management(continued)

Liquidity Risk(continued)

At December 31, 2017, the Company had working capital of $116.3 million (December 31, 2016 – $130.6 million) The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

						DECEMBER 31,
							2017
		Trade		Trade	Foreign	Net assets	Effect of +/–
	Cash and cash	and other	Other financial	and other	exchange	(liabilities)	10% change in
	equivalents	receivables	assets	payables	derivative	exposure	currency
Canadian dollar	$43,555	$55	$8,787	$(1,830)	$—	$50,567	$5,057
Mexican peso	2,296	15,157	—	(15,183)	8,000	10,270	1,027
	$45,851	$15,212	$8,787	$(17,013)	$8,000	$60,837	$6,084

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				DECEMBER 31,
					2017
	Effect of +/– 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$310	$84	$454	$73	$921
Metals in doré and concentrates inventory	60	91	22	9	182
	$370	$175	$476	$82	$1,103

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and equipment financing obligations. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2017, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and equipment financing obligations. The Company’s equipment leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at December 31, 2017, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

71 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

24.	SUPPLEMENTAL CASH FLOW INFORMATION

		YEAR ENDED DECEMBER 31,
	Note	2017	2016
Adjustments to reconcile net earnings to operating cash flows before movements in working capital and taxes:
Loss (gain) from silver futures derivatives and marketable securities	13	$2,600	$(6,281)
Loss on fair value adjustment on prepayment facilities		—	586
Unrealized foreign exchange gain and other		(2,457)	(5,239)
		$143	$(10,934
Net change in non-cash working capital items:
(Increase) decrease in trade and other receivables		$(3,889)	$7,362
Decrease in inventories		2,646	2,828
(Increase) decrease in prepaid expenses and other		(743)	638
Decrease in income taxes payable		(4,081)	(4,903)
Increase (decrease) in trade and other payables		1,648	(8,469)
		$(4,419)	$(2,544)

	YEAR ENDED DECEMBER 31,
	2017	2016
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of options	$1,867	$5,248
Acquisition of mining interests	(500)	(500)
Assets acquired by finance lease	—	(1,475)
Settlement of liabilities	—	(253)
	$1,367	$3,020

25.	CONTINGENCIES AND OTHER MATTER

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

MEXICAN FEDERAL LABOUR LAW

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers’ participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at December 31, 2017. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

FIRST SILVER LITIGATION

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an uncollected amount of approximately $64.9 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be recovered and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2017, the Company has not accrued any of the remaining $64.9 million (CAD$81.5 million) unpaid judgment in favour of the Company.

72 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

26.	SUBSIDIARIES

The consolidated financial statements of the Company include the following significant subsidiaries as at December 31, 2017 and 2016 as follows:

			2017	2016
Name of subsidiary	Operations and Projects	Location	% Ownership	% Ownership
First Majestic Silver Corp.	Parent company and bullion sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
La Encantada Procesadora de Minerales, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
Nusantara de Mexico, S.A. de C.V.	Santa Elena Silver/Gold Mine	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.	Del Toro Silver Mine	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	La Guitarra Silver Mine	Mexico	100%	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Santa Elena Oro y Plata, S.A. de C.V.	Service company	Mexico	100%	100%
FMS Trading AG	Metals trading company	Mexico	100%	100%

27.	KE Y MANAGEMENT COMPENSATION

	YEAR ENDED DECEMBER 31,
	2017	2016
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$730	$665
Other members of key management	2,201	2,791
Share-based payments
Independent members of the Board of Directors	396	615
Other members of key management	3,211	1,761
	$6,538	$5,832

73 / NOTES TO CONSOLIDATED STATEMENTS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

28.	SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2017:

ANNOUNCED ACQUISITION OF PRIMERO MINING CORP. AND RELATED DEBT FINANCINGS

a.	On January 12, 2018, the Company entered into a definitive agreement to acquire all of the issued and outstanding shares of Primero Mining Corp. (“Primero”) comprised of the following transactions:

•

First Majestic to issue approximately 6,418,774 common shares of the Company, with an approximate fair value of $45.2 million at the time of the announcement, to shareholders of Primero in exchange for all of the issued and outstanding shares of Primero (the “Arrangement”);

•

First Majestic has entered into an agreement with Wheaton Precious Metals Corp. (“WPM”) to restructure its streaming agreement at Primero’s San Dimas silver-gold mine (“San Dimas”) in exchange for 20,914,590 common shares of First Majestic, with an approximate fair value of $147.4 million at the time of the announcement. The new stream arrangement will be based on 25% of the gold equivalent production at San Dimas with ongoing payments of $600 per gold equivalent ounce delivered under the agreement.

•

Holders of Primero’s $75 million 2020 convertible debentures (the “Debentures”) will be asked to approve an amendment to accelerate the maturity date of the Debentures to the next business day following the effective date of the Arrangement and the Debentures will then be paid in full in accordance with the terms of the indenture.

•	Primero shareholders will vote on the acquisition on March 13, 2018.

The Arrangement will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia). The Arrangement will require approval by 66 2/3 percent of the votes cast at a special meeting of Primero shareholders and any additional shareholder approvals which may be required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. In addition to shareholder and court approvals, the Arrangement is subject to applicable regulatory approvals (including Mexican anti-trust clearance) and the satisfaction of certain other closing conditions customary in transactions of this nature. The transaction is expected to be closed in late March 2018.

b.

To fund the proposed repayment of the Debentures, amounts outstanding under Primero’s existing revolving credit facility and other costs related to the closing of the Arrangement, the Company has successfully raised or has committed cash through the following debt financing arrangements:

•

Issuance of $156.5 million five-year convertible debentures with a semi-annual interest of 1.875% per annum. The initial conversion rate for the convertible debentures will be 104.3297 common shares per $1,000 principal amount, equivalent to an initial conversion price of approximately $9.59 per share of First Majestic. Proceeds from the convertible debentures will be used primarily for repayment of Primero’s existing convertible debentures, other costs related to the closing of the Arrangement and general working capital purposes.

•

Scotiabank commitment of $150.0 million of new credit facilities, including a $75.0 million three-year revolving credit facility and a $75.0 million one-year bridge loan which bears an interest rate of LIBOR plus a range from 2.25% to 3.50%, depending on certain financial parameters of the Company. A standby fee from 0.56% to 0.88% is also applicable for the undrawn portion of the revolving credit facility. Proceeds from the revolving credit facility will be used to pay down First Majestic and Primero’s existing debt facilities. The bridge loan is meant to be used as a backstop which the Company does not expect to draw upon and may elect not to proceed with prior to closing.

DELISTING FROM BOLSA MEXICAN STOCK EXCHANGE (“BMV”)

Effective February 21, 2018, the Company has delisted from the BMV. As part of the process, the Company has placed in trust $2.0 million to repurchase and cancel 317,837 common shares from shareholders who acquired their shares on BMV.

SHARE BUYBACK

Since December 31, 2017, the Company has repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

74 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2017, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of U.S. dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of Rthe Company as of February 27, 2018 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on growing primary silver production in México. The Company is aggressively pursuing the development of its existing mineral property assets and acquiring new assets. During the year ended December 31, 2017, the Company owned and operated six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

75 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

2017 ANNUAL HIGHLIGHTS

				Change
Key Performance Metrics	2017	2016	2015	’17 vs ’16
OPERATIONAL
Ore Processed / Tonnes Milled	2,981,506	3,270,162	2,852,655	(9%	)
Silver Ounces Produced	9,749,591	11,853,438	11,142,109	(18%	)
Silver Equivalent Ounces Produced	16,207,905	18,669,800	16,086,271	(13%	)
Cash Costs per Ounce(1)	$7.04	$5.92	$7.87	19%
All-in Sustaining Cost per Ounce(1)	$13.82	$10.79	$13.43	28%
Total Production Cost per Tonne(1)	$50.12	$43.22	$43.98	16%
Average Realized Silver Price per Ounce(1)	$17.12	$17.16	$16.06	0%
FINANCIAL (IN $MILLIONS)
Revenues	$252.3	$278.1	$219.4	(9%	)
Mine Operating Earnings(2)	$16.0	$49.2	$8.7	(68%	)
(Loss) Earnings before Income Taxes	$(75.3)	$25.5	$(126.3)	(395%	)
Net (Loss) Earnings	$(53.3)	$8.6	$(108.4)	(719%	)
Operating Cash Flows before Working Capital and Taxes(2)	$81.0	$107.3	$59.7	(25%	)
Cash and Cash Equivalents	$118.1	$129.0	$51.0	(8%	)
Working Capital(1)	$116.3	$130.6	$15.6	(11%	)
Development and Exploration Expenditures – Sustaining	$22.6	$21.1	$23.1	7%
Development and Exploration Expenditures – Expansionary	$33.5	$21.8	$16.2	54%
SHAREHOLDERS
(Loss) Earnings per Share (“EPS”) – Basic	$(0.32)	$0.05	$(0.84)	(703%	)
Adjusted EPS(1)	$(0.04)	$0.12	$(0.11)	(131%	)
Cash Flow per Share(1)	$0.49	$0.67	$0.46	(27%	)

(1)

The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 107 to 114 for a reconciliation of non-GAAP to GAAP measures.

(2)

The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 115.

76 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

OPERATIONAL

  Annual silver equivalent production: Total production in 2017 was 16,207,905 silver equivalent ounces, in line with our 2017 guidance of 15.7 to 16.6 million silver equivalent ounces, and represents a decrease of 13% compared to the previous year. The decrease in production was primarily attributed to lower throughput as a result of the work stoppages and lower head grades.

  Annual metal production: Production in 2017 was comprised of 9,749,591 ounces of silver, which was 3% below the Company’s 2017 guidance of 10.0 to 10.6 million of ounces of silver and represents a decrease of 18% compared to 11,853,438 ounces produced in the previous year. Gold production amounted to 62,991 ounces in 2017 compared to 62,436 ounces in 2016, while lead and zinc production was 24,522,803 pounds and 3,944,232 pounds, respectively, compared to 2016 production of 33,185,745 pounds and 10,577,967 pounds, respectively. The decrease in metal production in 2017 can be attributed to lack of investment in underground development over the previous three years, which has had a direct impact on throughputs and grades. This trend is expected to begin to reverse as a result of 2017 and 2018 investments in development and exploration which amounted to $56.1 million in 2017 and is projected to be $76.4 million in 2018. The increase in development and exploration investments represent 43% over 2015 and 31% over 2016. Production was also affected this year by one-off illegal work stoppages at three operations, including the illegal strike at La Encantada which resulted in 42 lost days in the second quarter, as well as two seismic events near La Guitarra in the third quarter.

  Cash cost per ounce: Cash cost per ounce in the year was $7.04, an increase of $1.12 per ounce compared to the previous year and at the low range of the Company’s 2017 guidance of $7.00 to $7.75 per ounce. The increase in cash cost compared to the prior year was primarily due to lower production and higher energy costs attributed to the Mexican government’s oil and gas deregulation policies that came into effect in the first quarter of 2017, partially offset by a decrease in smelting and refining costs as a result of favourable contract negotiations and higher by-product credits per ounce.

  Annual all-in sustaining cost (“AISC”): AISC per ounce in 2017 was $13.82, an increase of $3.03 per ounce compared to the previous year and below our 2017 annual guidance of $14.40 to $15.50 per ounce. The increase in AISC per ounce was attributed to higher cash costs and higher sustaining capital expenditures as the Company began re-investing in development and exploration at each unit.

  Development and exploration: The Company completed 57,902 metres of development and 156,540 metres of exploration in 2017, an increase of 17% and 60%, respectively, compared to the previous year. In 2017, the Company increased its investments to focus on expanding resources in known structures and exploring for new deposits. It is anticipated that these renewed investments in development and exploration will begin to show positive production increases in the coming quarters.

FINANCIAL

  Healthy cash position and liquidity: Cash and cash equivalents at December 31, 2017 was $118.1 million, compared to $129.0 million in the previous year. Working capital also remained healthy at $116.3 million compared to $130.6 million at the end of the 2016.

  Revenue: In 2017, the Company generated revenues of $252.3 million compared to $278.1 million in 2016, a decrease of 9% primarily due to lower production.

  Mine operating earnings: The Company recognized mine operating earnings of $16.0 million compared to $49.2 million in 2016. The decrease in mine operating earnings were attributed to lower production, higher labour costs, as well as higher inflation in Mexico resulting from the energy reforms which came into effect in early 2017.

  Cash flow from operations: Cash flow from operations before movements in working capital and income taxes during the year was $81.0 million ($0.49 per share) compared to $107.3 million ($0.67 per share) in 2016.

  Annual net earnings: Adjusted EPS (see “non-GAAP measures”), normalized for non-cash or unusual items such as impairment of non-current assets, share-based payments and deferred income tax expense or recovery for the year ended December 31, 2017 was a loss of $0.04, compared to earnings of $0.12 in 2016. The Company was required to take an impairment charge on the Del Toro Silver Mine due to the recently updated NI 43-101 Technical Report. This charge amounted to $65.5 million, or $42.4 million net of tax, resulting in a total net loss of $53.3 million (loss per share of $0.32) in 2017 compared to net earnings of $8.6 million (earnings per share of $0.05) in 2016.

77 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

CORPORATE DEVELOPMENTS

Announced Acquisition of Primero Mining Corp. (“Primero”)

On January 12, 2018, the Company entered into a definitive agreement (the “Arrangement Agreement”) to acquire all of the issued and outstanding shares of Primero comprised of the following transactions:

  First Majestic to issue 6,418,774 common shares of the Company, with an approximate fair value of $45.2 million at the time of the announcement, to shareholders of Primero in exchange for all of the issued and outstanding shares of Primero (the “Arrangement”);

  First Majestic has entered into an agreement with Wheaton Precious Metals Corp. (“WPM”) to restructure its streaming agreement at Primero’s San Dimas silver-gold mine (“San Dimas”) in exchange for 20,914,590 common shares of First Majestic, with an approximate fair value of $147.4 million at the time of the announcement. The new stream arrangement will be based on 25% of the gold equivalent production at San Dimas with ongoing payments of $600 per gold equivalent ounce delivered under the agreement.

  Holders of Primero’s $75 million 2020 convertible debentures (the “Debentures”) will be asked to approve an amendment to accelerate the maturity date of the Debentures to the next business day following the effective date of the Arrangement and the Debentures will then be paid in full in accordance with the terms of the debentures.

  Primero shareholders will vote on the acquisition on March 13, 2018.

With this acquisition, Primero’s San Dimas Mine will be First Majestic’s seventh producing silver mine, adding further growth potential to the Company’s portfolio of Mexican projects. Together with the Company’s existing silver mines in Mexico, the combined Company is expected to produce 27 to 30 million silver equivalent ounces on an annual basis.

Debt Financings

To fund the proposed repayment of the Debentures, amounts outstanding under Primero’s existing revolving credit facility and other costs related to the closing of the Arrangement, the Company has successfully raised or has committed cash through the following debt financing arrangements:

  Issuance of $156.5 million five-year convertible debentures with a semi-annual interest of 1.875% per annum. The initial conversion rate for the convertible debentures will be 104.3297 common shares per $1,000 principal amount, equivalent to an initial conversion price of approximately $9.59 per share of First Majestic. The initial conversion rate represents a premium of approximately 35% relative to the Company’s closing share price on the day before the announcement and is subject to adjustment in certain events. Proceeds from the convertible debentures will be used primarily for repayment of Primero’s existing convertible debentures, other costs related to the closing of the Arrangement and general working capital purposes.

  Scotiabank commitment of $150.0 million of new credit facilities, including a $75.0 million three-year revolving credit facility and a $75.0 million one-year bridge loan which bears an interest rate of LIBOR plus a range from 2.25% to 3.50%, depending on certain financial parameters of the Company. A standby fee from 0.56% to 0.88% is also applicable for the undrawn portion of the revolving credit facility. Proceeds from the revolving credit facility will be used to pay down First Majestic and Primero’s existing debt facilities. The bridge loan is meant to be used as a backstop which the Company does not expect to draw upon and may elect not to proceed with prior to closing.

78 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

2017 FOURTH QUARTER HIGHLIGHTS

			Change			Change
Key Performance Metrics	2017–Q4	2017–Q3	Q4 vs Q3		2016–Q4	Q4 vs Q4
OPERATIONAL
Ore Processed / Tonnes Milled	736,684	730,652	1%		844,155	(13%	)
Silver Ounces Produced	2,337,463	2,415,962	(3%	)	2,819,708	(17%	)
Silver Equivalent Ounces Produced	4,065,337	3,986,274	2%		4,380,477	(7%	)
Cash Costs per Ounce(1)	$6.76	$8.15	(17%	)	$6.49	4%
All-in Sustaining Cost per Ounce(1)	$14.13	$15.36	(8%	)	$12.90	10%
Total Production Cost per Tonne(1)	$50.81	$54.15	(6%	)	$42.13	21%
Average Realized Silver Price per Ounce(1)	$16.61	$17.11	(3%	)	$17.10	(3%	)
FINANCIAL (IN $MILLIONS)
Revenues	$61.2	$61.9	(1%	)	$66.2	(8%	)
Mine Operating Earnings(2)	$1.4	$3.2	(56%	)	$9.9	(86%	)
(Loss) Earnings before Income Taxes	$(69.9)	$(1.3)	5,247%		$1.5	(4,760%	)
Net (Loss) Earnings	$(56.1)	$(1.3)	4,149%		$1.8	(3,192%	)
Operating Cash Flows before Working Capital and Taxes(2)	$18.7	$17.7	6%		$23.4	(20%	)
Cash and Cash Equivalents	$118.1	$120.8	(2%	)	$129.0	(8%	)
Working Capital(1)	$116.3	$126.3	(8%	)	$130.6	(11%	)
SHAREHOLDERS
(Loss) Earnings per Share (“EPS”) – Basic	$(0.34)	$(0.01)	4,143%		$0.01	(3,167%	)
Adjusted EPS(1)	$(0.04)	$0.00	3,671%		$(0.01)	344%
Cash Flow per Share(1)	$0.11	$0.11	6%		$0.14	(21%	)

(1)

The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 107 to 114 for a reconciliation of non-GAAP to GAAP measures.

(2)

The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 115.

Fourth Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	232,575	198,845	138,124	56,753	72,503	37,885	736,684
Silver Ounces Produced	582,789	486,514	401,090	185,695	514,678	166,698	2,337,463
Silver Equivalent Ounces Produced	1,653,941	489,071	643,799	369,992	617,879	290,654	4,065,337
Cash Costs per Ounce	$(6.93)	$15.23	$11.21	$12.53	$7.55	$11.21	$6.76
All-in Sustaining Cost per Ounce	$(2.01)	$19.20	$15.28	$25.48	$9.73	$17.77	$14.13
Total Production Cost per Tonne	$47.13	$36.42	$48.00	$72.77	$73.14	$83.61	$50.81

OPERATIONAL

  In the fourth quarter, the Company’s total silver equivalents production increased by 2% to 4,065,337 ounces, including 2,337,463 ounces of silver produced which decreased by 3% compared to the previous quarter. The most significant production increase occurred at the La Guitarra operations which recorded a 59% increase in total silver equivalents after recovering from seismic issues in the previous quarter and with new areas brought into production.

  Total ore processed during the quarter amounted to 736,684 tonnes, representing a marginal increase compared to the previous quarter. The most significant improvement occurred at the La Guitarra operation which recorded a 59% increase in mill throughput as new areas in the Coloso mine were brought into production as well as the processing of backfills from the La Guitarra mine.

79 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

2017 FOURTH QUARTER HIGHLIGHTS (continued)

OPERATIONAL (continued)

  Cash cost per ounce in the quarter was $6.76, a decrease of 17% or $1.39 per ounce compared to the previous quarter. The decrease in cash cost per ounce was primarily attributed to higher by-product credits from gold and zinc production as well as a weaker Mexican peso which depreciated 6% against the U.S. dollar compared to the previous quarter.

  All-in sustaining cost per ounce (“AISC”) in the fourth quarter was $14.13, a decrease of 8% or $1.23 per ounce compared to the previous quarter, primarily due to lower cash costs.

  The Company’s underground development in the fourth quarter consisted of 14,279 metres, reflecting a 4% decrease compared to 14,931 metres completed in the previous quarter. Development remains focused on opening new production areas, exploring high potential zones and new stope preparation to allow for increased production.

  A total of 24 diamond drill rigs were active across the Company’s properties completing 49,832 metres of diamond drilling in the quarter, a 2% increase compared to the prior quarter. Exploration in the quarter focused on expanding resources in known structures and exploring for new deposits, including an additional two rigs in La Guitarra to increase drilling in the Nazareno, Nazareno de Ancas and the Coloso areas.

FINANCIAL

  Generated revenues of $61.2 million in the quarter, a decrease of 8% compared to $66.2 million in the fourth quarter of 2016 primarily due to a 7% decrease in silver equivalent ounces sold and a 3% decrease in average realized silver price compared to the same quarter of the prior year.
  The Company recognized mine operating earnings of $1.4 million compared to $9.9 million in the fourth quarter of 2016. The decrease in mine operating earnings was primarily affected by the decrease in revenue combined with higher labour and energy costs as a result of a stronger Mexican peso which appreciated 5% compared to the same quarter of the prior year.
  Adjusted net loss for the quarter was $6.2 million (adjusted loss per share of $0.04), after excluding non-cash and non-recurring items including impairment of non-current assets, share-based payments, gain or loss from marketable securities and silver futures derivatives and deferred income tax recovery or expense (see “Adjusted EPS” on pages 113–114).
  After non-cash write-downs, the Company generated a net loss of $56.1 million (loss per share of $0.34) compared to net earnings of $1.8 million (EPS of $0.01) in the fourth quarter of 2016. The decrease of $57.9 million in net earnings was primarily attributed to a $65.5 million non-cash impairment charge, or $42.4 million net of tax, on the Del Toro Silver Mine and the decrease in mine operating earnings.
  Cash flow from operations before movements in working capital and income taxes in the quarter was $18.7 million ($0.11 per share) compared to $23.4 million ($0.14 per share) in the fourth quarter of 2016.

2018 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s production outlook and cost guidance for 2018. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances. The outlook and cost guidance excludes the proposed acquisition of Primero Mining Corp. as announced on January 12, 2018. First Majestic is expected to incorporate the San Dimas operation into its annual guidance following the closing of the transaction which is expected by the end of March or early April 2018.

The Company anticipates 2018 silver production will range between 10.6 to 11.8 million ounces. Based on the midpoint of the guidance range the Company expects a 15% increase in silver production compared to 2017, primarily due to higher silver grades from caving and the start-up of the new roasting circuit at La Encantada. In addition, total production in 2018 is estimated to range between 15.7 to 17.5 million silver equivalent ounces, representing a slight increase from 2017, primarily due to higher silver production at La Encantada offset by less gold by-product credits at Santa Elena. This guidance is subject to adjustment pending the acquisition of the San Dimas mine, which is anticipated to close in late March or early April 2018.

80 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

A mine-by-mine breakdown of the 2018 production guidance is included in the table below. Cash cost and all-in sustaining cost per ounce (“AISC”) guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating equivalents are: silver: $16.50/oz, gold: $1,250/oz, lead: $1.10/lb, zinc: $1.40/lb, MXN:USD 19:1.

2018 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE (continued)

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
Santa Elena	2.2 – 2.4	4.9 – 5.5	2.08 – 2.96	6.58 – 7.66
La Encantada	3.0 – 3.3	3.0 – 3.3	11.58 – 12.39	14.89 – 15.98
La Parrilla	1.5 – 1.7	2.3 – 2.6	9.78 – 10.40	15.02 – 16.01
Del Toro	1.1 – 1.3	2.2 – 2.4	7.11 – 8.04	14.31 – 15.54
San Martin	2.0 – 2.2	2.2 – 2.5	8.52 – 9.14	11.08 – 11.92
La Guitarra	0.8 – 0.9	1.1 – 1.2	11.86 – 12.81	18.30 – 19.52
Consolidated	10.6 – 11.8	15.7 – 17.5	$8.30 – $9.09	$15.21 – $16.56

* Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $2.45 to $2.70 per payable silver ounce.

The Company is projecting its 2018 AISC, as defined by the World Gold Council, to be within a range of $15.21 to $16.56 on a per payable silver ounce consolidated basis. Excluding non-cash items, the Company anticipates its 2018 AISC to be within a range of $14.40 to $15.66 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2018 ($/oz)
Total Cash Costs per Payable Silver Ounce(1)	8.30 – 9.09
General and Administrative Costs	1.64 – 1.81
Sustaining Development Costs	1.99 – 2.01
Sustaining Property, Plant and Equipment Costs	2.17 – 2.42
Sustaining Exploration Costs	0.16 – 0.18
Profit Sharing	0.13 – 0.15
Share-based Payments (non-cash)	0.73 – 0.81
Accretion of Reclamation Costs (non-cash)	0.08 – 0.08
All-In Sustaining Costs: (WGC definition)	$15.21 – $16.56
All-In Sustaining Costs: (WGC excluding non-cash items)	$14.40 – $15.66

(1)	The cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.10 per ounce.

In 2018, the Company plans to invest a total of $125.4 million on capital expenditures consisting of $51.0 million for sustaining investments and $74.4 million for expansionary projects. This represents an 18% increase compared to the revised 2017 capital budget and is aligned with the Company’s future growth strategy of developing additional mine production levels at each of the Company’s operations, completing the roasting circuit and block caving at La Encantada, investments in microbubble and fine-grinding technologies, in addition to the development and exploration work at Plomosas which is expected to result in an initial resource estimate by the end of 2018.

The Company is planning to complete a total of 72,477 metres of underground development in 2018, representing a 25% increase compared to 57,902 metres completed in 2017. In addition, the Company is planning to complete a total of 183,000 metres of exploration drilling in 2018, representing a 17% increase compared to 156,539 metres completed in 2017 which consisted of 823 drill holes. It should be noted that none of the 2017 drilling campaign was included in any of the most recently released NI 43-101 Technical Reports. The latest reports released were for the Del Toro Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine which used cut-off dates of December 31, 2016 for Reserves and Resources.

The 2018 drilling program will consist of approximately 25,000 metres of diamond drilling intended to upgrade Resources to Reserves at the six operating mines; approximately 136,000 metres of diamond drilling intended to increase or add new Measured & Indicated or Inferred Resources at the six operating mines, with a focus at Cerro de Santiago in La Parrilla, Nazareno in La Guitarra and the Ermitaño West project in Santa Elena; and drill approximately 22,000 metres at the Plomosas Silver Project.

The 2018 annual budget includes capital investments totaling $49.0 million to be spent on underground development, $38.1 million towards property, plant and equipment, $27.4 million in exploration and $11.0 million towards corporate automation and efficiency projects. Management may revise the guidance and budget during the year to reflect actual and anticipated changes in metal prices or to the business.

81 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

OVERVIEW OF OPERATING RESULTS

SELECTED PRODUCTION RESULTS FOR THE PAST EIGHT QUARTERS

		2017				2016
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
ORE PROCESSED/TONNES MILLED
La Encantada	198,845	212,092	148,039	266,510	235,039	247,858	209,039	189,140
La Parrilla	138,124	132,389	132,880	140,592	153,309	147,414	157,871	151,916
Del Toro	56,753	60,501	81,843	79,108	82,767	86,646	80,739	86,869
San Martin	72,503	69,113	67,073	69,563	76,848	75,228	69,863	75,863
La Guitarra	37,885	23,896	29,547	36,514	38,422	39,092	34,917	43,265
Santa Elena	232,575	232,662	232,451	230,050	257,771	241,996	245,753	242,539
Consolidated	736,684	730,652	691,833	822,336	844,155	838,233	798,182	789,591
SILVER EQUIVALENT OUNCES PRODUCED
La Encantada	489,071	610,307	375,563	708,959	569,504	687,841	623,070	832,957
La Parrilla	643,799	612,116	593,852	667,431	699,497	739,026	948,552	1,001,359
Del Toro	369,992	472,804	712,714	682,219	680,802	707,524	682,443	578,556
San Martin	617,879	604,686	577,598	522,672	573,349	562,096	492,669	580,922
La Guitarra	290,654	182,986	229,276	316,195	386,713	397,627	375,464	363,884
Santa Elena	1,653,941	1,503,376	1,399,940	1,369,875	1,470,612	1,430,506	1,559,410	1,725,417
Consolidated	4,065,337	3,986,274	3,888,944	4,267,350	4,380,477	4,524,619	4,681,608	5,083,095
SILVER OUNCES PRODUCED
La Encantada	486,514	609,138	374,901	707,479	567,930	685,478	622,321	830,787
La Parrilla	401,090	424,358	425,060	479,875	497,466	547,913	599,526	575,969
Del Toro	185,695	233,015	365,323	340,958	343,894	446,137	399,520	311,400
San Martin	514,678	471,893	425,645	410,082	510,423	500,441	411,686	480,413
La Guitarra	166,698	117,504	138,345	189,159	239,788	263,235	206,262	214,312
Santa Elena	582,789	560,054	557,914	581,425	660,207	671,423	605,615	661,292
Consolidated	2,337,463	2,415,962	2,287,188	2,708,978	2,819,708	3,114,627	2,844,930	3,074,173
CASH COST PER OUNCE
La Encantada	$15.23	$12.47	$13.59	$10.83	$13.87	$11.20	$12.41	$8.49
La Parrilla	$11.21	$12.26	$11.15	$9.96	$10.22	$7.70	$7.33	$5.39
Del Toro	$12.53	$6.41	$3.99	$2.64	$2.80	$3.41	$7.90	$9.52
San Martin	$7.55	$7.11	$5.43	$6.42	$6.94	$7.05	$8.67	$5.83
La Guitarra	$11.20	$19.02	$12.65	$6.36	$7.74	$6.93	$5.93	$8.27
Santa Elena	$(6.93)	$(0.18)	$1.24	$(0.12)	$(1.43)	$(0.81)	$(2.86)	$(3.34)
Consolidated	$6.76	$8.15	$7.01	$6.31	$6.49	$5.84	$6.41	$5.00
ALL-IN SUSTAINING COST PER OUNCE
La Encantada	$19.20	$14.98	$17.95	$12.07	$16.53	$12.81	$13.85	$9.33
La Parrilla	$15.28	$18.85	$17.12	$13.86	$15.34	$10.65	$9.43	$7.06
Del Toro	$25.48	$12.92	$7.93	$7.95	$8.43	$6.01	$10.05	$10.76
San Martin	$9.73	$10.03	$7.53	$8.66	$10.01	$9.92	$10.20	$7.52
La Guitarra	$17.77	$31.55	$19.51	$11.83	$15.99	$13.60	$10.34	$12.91
Santa Elena	$(2.01)	$3.08	$5.02	$2.95	$1.64	$1.82	$1.81	$1.68
Consolidated	$14.13	$15.36	$14.17	$11.85	$12.90	$10.52	$10.97	$8.97
PRODUCTION COST PER TONNE
La Encantada	$36.42	$34.77	$33.65	$27.92	$32.96	$30.18	$35.13	$34.91
La Parrilla	$48.00	$50.75	$44.54	$43.22	$41.92	$41.20	$37.12	$35.29
Del Toro	$72.77	$71.80	$57.16	$51.58	$52.45	$48.15	$52.95	$53.30
San Martin	$73.14	$76.81	$69.37	$61.28	$56.70	$59.39	$65.75	$53.32
La Guitarra	$83.61	$120.09	$93.49	$75.33	$78.31	$79.68	$87.01	$66.88
Santa Elena	$47.13	$55.65	$54.44	$52.90	$37.57	$44.75	$43.89	$42.05
Consolidated	$50.81	$54.15	$51.53	$44.72	$42.13	$43.11	$44.97	$42.72

82 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
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OPERATING RESULTS – CONSOLIDATED OPERATIONS

							Change		Change
Key Performance Metrics	2017–Q4	2017–Q3	2017–Q2	2017–Q1	2017–YTD	2016–YTD	Q4 vs Q3		’17 vs ’16
PRODUCTION
Ore processed/tonnes milled	736,684	730,652	691,833	822,336	2,981,506	3,270,162	1%		(9%	)
Average silver grade (g/t)	125	131	130	136	131	149	(5%	)	(12%	)
Recovery (%)	79%	78%	79%	75%	78%	76%	1%		3%

Total silver ounces produced	2,337,463	2,415,962	2,287,188	2,708,978	9,749,591	11,853,438	(3%	)	(18%	)
Total payable silver ounces produced	2,295,265	2,375,118	2,238,882	2,653,353	9,562,618	11,553,271	(3%	)	(17%	)
Gold ounces produced	17,344	15,414	15,186	15,047	62,991	62,436	13%		1%
Pounds of lead produced	4,271,970	5,171,533	7,625,328	7,453,972	24,522,803	33,185,745	(17%	)	(26%	)
Pounds of zinc produced	1,289,031	922,666	860,939	871,596	3,944,232	10,577,967	40%		(63%	)
Total production – ounces silver
equivalent	4,065,337	3,986,274	3,888,944	4,267,350	16,207,905	18,669,800	2%		(13%	)

Underground development (m)	14,279	14,931	15,121	13,571	57,902	49,428	(4%	)	17%
Diamond drilling (m)	49,832	48,638	29,070	29,000	156,540	97,576	2%		60%

COSTS
Mining cost per ounce	$5.60	$5.40	$5.45	$4.84	$5.30	$4.42	4%		20%
Milling cost per ounce	6.53	7.17	6.71	6.05	6.60	5.31	(9%	)	24%
Indirect cost per ounce	4.18	4.09	3.76	2.96	3.72	2.50	2%		49%
Total production cost per ounce	$16.31	$16.66	$15.92	$13.86	$15.63	$12.23	(2%	)	28%
Transport and other selling costs per ounce	0.35	0.37	0.35	0.30	0.34	0.33	(5%	)	5%
Smelting and refining costs per ounce	1.06	0.84	1.44	1.41	1.19	1.91	26%		(38%	)
Environmental duty and royalties per ounce	0.13	0.11	0.11	0.11	0.11	0.12	22%		(8%	)
Cash cost per ounce before by-product credits	$17.85	$17.97	$17.83	$15.69	$17.28	$14.59	(1%	)	18%
Deduct: By-product credits	(11.09)	(9.82)	(10.82)	(9.37)	(10.23)	(8.67)	13%		18%
CASH COST PER OUNCE	$6.76	$8.15	$7.01	$6.31	$7.04	$5.92	(17%	)	19%

Workers’ Participation	0.34	—	0.46	0.20	0.24	0.17	100%		47%
General and administrative expenses	1.61	1.79	1.89	1.62	1.72	1.47	(10%	)	17%
Share-based payments	0.81	0.84	0.97	0.86	0.87	0.38	(4%	)	128%
Accretion of decommissioning liabilities	0.10	0.10	0.11	0.08	0.10	0.07	(4%	)	36%
Sustaining capital expenditures	4.52	4.47	3.74	2.77	3.85	2.79	1%		38%
ALL-IN SUSTAINING COSTS PER OUNCE	$14.13	$15.36	$14.17	$11.85	$13.82	$10.79	(8%	)	28%

Mining cost per tonne	$17.44	$17.54	$17.63	$15.63	$17.01	$15.62	(1%	)	9%
Milling cost per tonne	20.35	23.31	21.72	19.53	21.17	18.77	(13%	)	13%
Indirect cost per tonne	13.02	13.30	12.18	9.56	11.94	8.83	(2%	)	35%
TOTAL PRODUCTION COST PER TONNE	$50.81	$54.15	$51.53	$44.72	$50.12	$43.22	(6%	)	16%

83 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

OPERATING RESULTS – CONSOLIDATED OPERATIONS (continued)

PRODUCTION

In 2017, total production was 16,207,905 silver equivalent ounces, in line with the Company’s guidance and represented a decrease of 13% compared to the previous year. The Company produced 9,749,591 ounces of silver, a decrease of 18% compared to 11,853,438 ounces produced in the previous year. Gold production amounted to 62,991 ounces in 2017 compared to 62,436 ounces in 2016, while lead and zinc production was 24,522,803 pounds and 3,944,232, respectively, compared to 2016 production of 33,185,745 pounds and 10,577,967 pounds, respectively. The decrease was primarily attributed to lower throughput and head grades as a result of insufficient investment in underground development over the previous three years. Production was also affected this year by one-off illegal work stoppages at three operations, including the illegal blockade at La Encantada which resulted in 42 lost days in the second quarter, as well as two seismic events near La Guitarra in the third quarter.

Despite the decrease in tonnes milled and silver head grades, silver recoveries for the year improved to 78% compared to 76% in the previous year as a result of continuous improvements in the metallurgical process.

Total production for the quarter was 4,065,337 silver equivalent ounces, consisting of 2,337,463 ounces of silver, 17,344 ounces of gold, 4,271,970 pounds of lead and 1,289,031 pounds of zinc. Total ore processed during the quarter amounted to 736,684 tonnes, representing a 1% increase compared to the previous quarter. The most significant improvement occurred at the La Guitarra operation which recorded a 42% increase in silver ounces produced and a 59% increase in equivalent silver production.

Consolidated silver recoveries in the quarter averaged 79%, relatively consistent with the previous quarter. During the quarter, the Company continued testing microbubble flotation technology at its Central Lab at La Parrilla. Test work continues to show successful metallurgical improvements in the treatment of sulphide ore within the silver/lead and zinc circuits at La Parrilla. The Company has placed orders for two full-scale microbubble flotation cells and expects delivery and installation to begin in the second half of 2018.

CASH COST PER OUNCE

Cash cost per ounce in the year was $7.04, an increase of $1.12 per ounce compared to the previous year. The increase in cash cost compared to the prior year was primarily due to lower production, higher energy costs attributed to the Mexican government’s energy reforms that came into effect in the first quarter of 2017 and higher labour costs, partially offset by a decrease in smelting and refining costs as a result of favourable contract negotiations and higher by-product credits per ounce.

Cash cost per ounce for the quarter was $6.76 per payable ounce of silver, a decrease of 17% from $8.15 per ounce in the third quarter of 2017. The decrease in cash cost per ounce was primarily attributed to higher by-product credits from higher gold and zinc production, and a weaker Mexican peso which depreciated 6% against the U.S. dollar.

ALL-IN SUSTAINING COST PER OUNCE

AISC per ounce in 2017 was $13.82, an increase of $3.03 per ounce compared to the previous year. The increase in AISC per ounce was attributed to lower production and higher sustaining capital expenditures as the Company began re-investing in development and exploration at each unit.

AISC in the fourth quarter was $14.13, a decrease of 8% or $1.23 per ounce compared to the previous quarter, primarily attributed to higher by-product credits from higher gold and zinc production, and a weaker Mexican peso which depreciated 6% against the U.S. dollar.

DEVELOPMENT AND EXPLORATION

The Company completed 57,902 metres of underground development and a new Company record of 156,540 metres of diamond drilling in 2017, an increase of 17% and 60%, respectively, compared to the previous year. In 2017 the Company increased its investments to focus on:

•	upgrading Resources to Reserves at La Parrilla, Del Toro, La Guitarra, San Martin, La Encantada and Santa Elena;

•	increase or add new Mineral Resources at the six operating mines, with a focus at Nazareno in La Guitarra and the Ermitaño West project in Santa Elena; and

•	continue the aggressive exploration program at the Plomosas silver project which commenced in late 2016.

The Company’s underground development in the fourth quarter consisted of 14,279 metres, comparable to 14,931 metres completed in the previous quarter. Development in the fourth quarter remains focused on opening new production areas, exploring high potential zones and new stope preparation. A total of 24 diamond drill rigs were active across the Company’s properties and completed 49,832 metres of diamond drilling in the quarter, a 2% increase compared to 48,638 metres in the prior quarter, in order to achieve annual program targets. The most significant increase in drilled metres was at La Guitarra where two additional rigs were added in September to increase drilling in the Nazareno, Nazareno de Ancas and the Coloso areas.

84 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
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SANTA ELENA SILVER/GOLD MINE, SONORA, MÉXICO

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions over a total of 101,772 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. (“SilverCrest”) in October 2015. The operating plan for Santa Elena involves the processing of ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

							Change		Change
SANTA ELENA	2017–Q4	2017–Q3	2017–Q2	2017–Q1	2017–YTD	2016–YTD	Q4 vs Q3		’17 vs ’16
PRODUCTION
Ore processed/tonnes milled	232,575	232,662	232,451	230,050	927,737	988,060	0%		(6%	)
Average silver grade (g/t)	88	83	83	88	86	92	6%		(7%	)
Recovery (%)	89%	90%	90%	89%	89%	89%	(1%	)	0%

Total silver ounces produced	582,789	560,054	557,914	581,425	2,282,182	2,598,537	4%		(12%	)
Total payable silver ounces produced	582,206	559,494	557,077	580,553	2,279,330	2,594,639	4%		(12%	)
Gold ounces produced	14,005	12,422	11,522	11,261	49,211	48,674	13%		1%
Total production – ounces silver equivalent	1,653,941	1,503,376	1,399,940	1,369,875	5,927,132	6,185,945	10%		(4%	)

Underground development (m)	2,698	2,724	2,613	2,855	10,892	10,885	(1%	)	0%
Diamond drilling (m)	7,463	7,406	2,608	3,730	21,207	12,566	1%		69%

COST
Mining cost per ounce	$7.44	$8.00	$7.80	$8.10	$7.84	$5.74	(7%	)	37%
Milling cost per ounce	7.95	11.38	11.72	10.23	10.29	8.29	(30%	)	24%
Indirect cost per ounce	3.43	3.76	3.19	2.63	3.25	1.97	(9%	)	65%
Total production cost per ounce	$18.82	23.14	22.72	$20.96	21.38	15.99	(19%	)	34%
Transport and other selling costs per ounce	0.22	0.25	0.22	0.20	0.22	0.15	(12%	)	48%
Smelting and refining costs per ounce	0.23	0.22	0.25	0.27	0.24	0.27	3%		(11%	)
Environmental duty and royalties per ounce	0.24	0.20	0.20	0.21	0.21	0.19	20%		11%
Cash cost per ounce before by- product credits	$19.51	$23.81	$23.38	$21.64	$22.05	$16.61	(18%	)	33%
Deduct: By-product credits	(26.44)	(23.99)	(22.14)	(21.76)	(23.60)	(18.70)	10%		26%
CASH COST PER OUNCE	$(6.93)	$(0.18)	$1.24	$(0.12)	$(1.54)	$(2.09)	3,750%		(26%	)

Workers’ Participation	0.13	0.10	0.39	—	0.15	—	30%		100%
Accretion of decommissioning liabilities	0.07	0.08	0.08	0.07	0.08	0.05	(11%	)	44%
Sustaining capital expenditures	4.71	3.07	3.31	2.99	3.53	3.81	53%		(7%	)
ALL-IN SUSTAINING COSTS PER OUNCE	$(2.01)	$3.08	$5.02	$2.95	$2.22	1.78	(165%	)	25%

Mining cost per tonne	$18.64	$19.24	$18.70	$20.45	$19.25	15.06	(3%	)	28%
Milling cost per tonne	19.89	27.36	28.10	25.80	25.29	21.76	(27%	)	16%
Indirect cost per tonne	8.60	9.05	7.64	6.65	7.99	5.18	(5%	)	54%
TOTAL PRODUCTION COST PER TONNE	$47.13	$55.65	$54.44	$52.90	$52.53	$42.00	(15%	)	25%

85 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

SANTA ELENA SILVER/GOLD MINE, SONORA, MÉXICO (continued)

During the year, the mine produced 5,927,132 equivalent silver ounces, a marginal decrease of 4% compared to 6,185,945 equivalent silver ounces in the previous year primarily due to slight decrease in tonnes milled and silver head grades, partially offset by higher gold production. A total of 927,737 tonnes were processed through the mill during the year, a decrease of 6% compared to 988,060 tonnes in the previous year, whereas silver and gold grades were 86 g/t and 1.73 g/t, respectively.

During the fourth quarter, Santa Elena achieved its highest quarterly production of 2017 and produced 582,789 silver ounces and 14,005 ounces of gold for a total production of 1,653,941 silver equivalent ounces, an increase of 10% compared to 1,503,376 silver equivalent ounces in the previous quarter. This production was completed despite the collapse of the main ventilation raise and the temporary closure of the San Salvador ramp to setup an emergency ventilation circuit. A new raise was bored and a new ventilation fan was commissioned in February 2018.

The mill processed a total of 232,575 tonnes during the quarter, consisting of 133,042 tonnes (1,446 tpd) of underground ore and 99,533 tonnes (1082 tpd) from the above-ground heap leach pad, which was comparable to the prior quarter.

Silver and gold grades of underground ore increased 12% and 21%, respectively, during the quarter averaging 125 g/t and 2.9 g/t, respectively. The increase in grades are due to higher tonnage of ore being sourced from the high-grade Alejandra, America and Tortuga veins. Silver and gold grades from the above-ground heap leach pad averaged 39 g/t and 0.7 g/t, respectively.

Cash cost in the year was negative $1.54 per ounce compared to negative $2.09 per ounce in the previous year. The $0.55 per ounce increase in cash costs was attributed to a combination of higher energy costs and higher equipment rental costs as a result of unexpected generator failures during the year. The mine is reviewing alternative forms of energy such as natural gas and eventually a power line to obtain a more consistent and economical source of energy.

Cash cost in the fourth quarter was negative $6.93 per payable silver ounce compared to negative $0.18 per payable silver ounce in the previous quarter. The decrease in cash cost per ounce was primarily due to increase in silver and gold production, as well as the recognition of $2.4 million in diesel credits, which was only available to the extent of income taxes payable to the Mexican tax authorities.

A total of 21,207 metres of diamond drilling was completed in the year compared to 12,566 metres in the previous year. The 2017 drilling program was successful in the new discovery at Ermitaño West near the Santa Elena mine.

Three drill rigs were active on the Santa Elena property during the quarter, consisting of two underground and one on surface, with 7,463 metres drilled compared to 7,406 metres drilled in the previous quarter. Drilling activities in the quarter continued to focus on the Santa Elena Main Vein extension to the west, Tortuga vein extension at depth and Alejandra veins extensions at depth. Surface drilling was conducted on the Cumobabi and Ermitaño properties to explore the San Judas – Santa Ana and Ermitaño veins respectively.

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce. The selling price to Sandstorm is now the lesser of $450 per ounce (subject to a 1% annual inflation increase commencing in April 2018) and the prevailing market price.

86 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

SANTA ELENA SILVER/GOLD MINE, SONORA, MÉXICO (continued)

The Santa Elena mine is comprised of five groups of major concessions totaling 101,837 hectares, including Santa Elena, Ermitaño, El Gachi, Los Hernandez and Cumobabi, as per below:

The Company has an option agreement with Evrim Resources Corp. (“Evrim”) to earn 100% of the Ermitaño Project by paying $75,000 upon signing the agreement and $50,000 each anniversary thereafter, completing a minimum of $500,000 in exploration expenditures in the first year (all of which have been fulfilled), and by delivering a production notice by January 10, 2019, at which time Evrim will retain a 2% net smelter royalty (“NSR”).

In December 2016, the Company entered into an option agreement with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions to the north of the Santa Elena mine. In exchange, First Majestic has agreed: to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR on the related concessions, and to pay $1.4 million in cash, of which $0.3 million was paid, $0.2 million is due in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

In March 2017, the Company entered into an agreement with Santacruz Silver Mining Ltd. to acquire the El Gachi Property in Sonora State, Mexico for total purchase price of $2.5 million in cash, which has been fully paid. The El Gachi Property neighbours to the north of the Santa Elena mine and includes 48,157 hectares of mining concessions.

As a result of these transactions, the Santa Elena property boundaries have been increased from 47,878 hectares to 101,837 hectares to create a region extending south to the Ermitaño West and Cumobabi properties, and north to the Los Hernandez and El Gachi properties, which are aligned with a major structure that appears to be controlling some of the mineralized systems in the region.

87 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

LA PARRILLA SILVER MINE, DURANGO, MÉXICO

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, a central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

							Change		Change
LA PARRILLA	2017–Q4	2017–Q3	2017–Q2	2017–Q1	2017–YTD	2016–YTD	Q4 vs Q3		’17 vs ’16
PRODUCTION
Ore processed/tonnes milled	138,124	132,389	132,880	140,592	543,985	610,509	4%		(11%	)
Average silver grade (g/t)	118	132	131	138	130	140	(11%	)	(7%	)
Recovery (%)	76%	76%	76%	77%	76%	81%	0%		(5%	)

Total silver ounces produced	401,090	424,358	425,060	479,875	1,730,383	2,220,874	(5%	)	(22%	)
Total payable silver ounces produced	380,084	405,172	405,221	455,354	1,645,831	2,063,392	(6%	)	(20%	)
Gold ounces produced	270	279	235	231	1,014	1,009	(3%	)	—%
Pounds of lead produced	1,609,303	1,476,346	1,632,165	1,826,931	6,544,745	10,648,161	9%		(39%	)
Pounds of zinc produced	1,289,031	922,666	860,939	871,596	3,944,232	10,577,967	40%		(63%	)
Total production – ounces silver equivalent	643,799	612,116	593,852	667,431	2,517,199	3,388,434	5%		(26%	)

Underground development (m)	3,067	3,186	3,233	2,827	12,313	9,416	(4%	)	31%
Diamond drilling (m)	8,467	9,138	6,368	4,867	28,839	15,326	(7%	)	88%

COST
Mining cost per ounce	$7.13	$6.13	$5.83	$5.47	$6.10	$4.92	16%		24%
Milling cost per ounce	5.99	5.98	4.88	4.69	5.35	4.07	0%		31%
Indirect cost per ounce	4.33	4.47	3.89	3.19	3.94	2.51	(3%	)	57%
Total production cost per ounce	$17.44	$16.58	$14.61	$13.35	$15.40	$11.50	5%		34%
Transport and other selling costs per ounce	0.52	0.51	0.37	0.30	0.42	0.53	2%		(19%	)
Smelting and refining costs per ounce	2.48	2.02	2.38	2.64	2.39	4.23	23%		(43%	)
Environmental duty and royalties per ounce	0.10	0.09	0.09	0.10	0.09	0.16	11%		(42%	)
Cash cost per ounce before by-product credits	$20.55	$19.21	$17.45	$16.38	$18.30	$16.42	7%		11%
Deduct: By-product credits	(9.34)	(6.95)	(6.29)	(6.42)	(7.19)	(8.84)	34%		(19%	)
CASH COST PER OUNCE	$11.21	$12.26	$11.15	$9.96	$11.11	$7.58	(9%	)	47%

Workers’ Participation	0.32	0.30	0.68	0.06	0.33	0.16	6%		106%
Accretion of decommissioning liabilities	0.11	0.11	0.10	0.09	0.10	0.06	(1%	)	67%
Sustaining capital expenditures	3.64	6.18	5.18	3.76	4.68	2.66	(41%	)	76%
ALL-IN SUSTAINING COSTS PER OUNCE	$15.28	$18.85	$17.12	$13.86	$16.22	$10.47	(19%	)	55%

Mining cost per tonne	$19.61	$18.77	$17.79	$17.71	$18.47	$16.62	4%		11%
Milling cost per tonne	16.48	18.31	14.89	15.18	16.20	13.74	(10%	)	18%
Indirect cost per tonne	11.91	13.67	11.86	10.33	11.92	8.49	(13%	)	40%
TOTAL PRODUCTION COST PER TONNE	$48.00	$50.75	$44.54	$43.22	$46.59	$38.85	(5%	)	20%

88 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

LA PARRILLA SILVER MINE, DURANGO, MÉXICO (continued)

Total production for the year was 2,517,199 silver equivalent ounces compared to 3,388,434 equivalent ounces of silver in the previous year. During the year, the flotation circuit processed 304,682 tonnes (835 tpd) with an average silver grade of 123 g/t and an 80% recovery and the cyanidation circuit processed 239,303 tonnes (656 tpd) with an average silver grade of 138 g/t and a 72% recovery. Throughput and grades in the year were challenged by mine sequencing as development of the San Marcos area was delayed by additional shotcreting required to improve safety associated with the unstable ground conditions.

In the fourth quarter, total production from the La Parrilla mine was 643,799 silver equivalent ounces, an increase of 5% compared to 612,116 equivalent ounces of silver in the previous quarter. During the quarter, the flotation circuit processed 74,750 tonnes (812 tpd) with an average silver grade of 112 g/t and a 80% recovery while the cyanidation circuit processed 63,374 tonnes (689 tpd) with an average silver grade of 125 g/t and a 73% recovery for total production of 643,799 silver equivalent ounces.

During the quarter, the lead circuit processed ore with an average lead grade of 1.3% with recoveries of 75% for a total lead production of 1,609,303 pounds, representing a 9% increase compared to the previous quarter primarily due to higher lead head grades. The zinc circuit processed an average zinc grade of 1.4% with recoveries of 55% for a total zinc production of 1,289,031 pounds, representing a 40% increase compared to the previous quarter.

Cash cost for the year was $11.11 per ounce compared to $7.58 in the prior year. The increase in cash costs was attributed to an 11% decrease in throughput, a 7% decrease in average silver grade and a corresponding 5% decrease in silver recoveries, which were attributed to the slow development of the San Marcos area. Cash cost was also higher due to increased energy costs as a result of the energy reforms and increased labour costs in Mexico.

Cash cost in the fourth quarter was $11.21 per ounce, a decrease of 9% compared to $12.26 per ounce in the previous quarter. The decrease in cash cost per ounce was primarily attributed to higher lead and zinc by-product credits and a weaker Mexican peso which depreciated 6% against the U.S. dollar.

During 2017, a total of 12,313 metres of underground development and 28,839 meters of diamond drilling were completed, compared to 9,416 metres and 15,326 metres, respectively, in the prior year. The 2017 drilling program was successful in the discovery the Cerro de Santiago vein, North-South vein and Rosarios west extension.

A total of 3,067 metres of underground development and 8,467 metres of exploration drilling was completed in the quarter compared to 3,186 metres of underground development and 9,138 metres of diamond drilling in the third quarter of 2017.

89 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

LA ENCANTADA SILVER MINE, COAHUILA, MÉXICO

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via a mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

							Change		Change
LA ENCANTADA	2017–Q4	2017–Q3	2017–Q2	2017–Q1	2017–YTD	2016–YTD	Q4 vs Q3		’17 vs ’16
PRODUCTION
Ore processed/tonnes milled	198,845	212,092	148,039	266,510	825,486	881,075	(6%	)	(6%	)
Average silver grade (g/t)	112	136	120	137	127	164	(18%	)	(23%	)
Recovery (%)	68%	66%	66%	60%	64%	58%	3%		10%

Total silver ounces produced	486,514	609,138	374,901	707,479	2,178,032	2,706,516	(20%	)	(20%	)
Total payable silver ounces produced	484,568	606,701	373,402	704,649	2,169,319	2,695,690	(20%	)	(20%	)
Gold ounces produced	33	15	9	21	79	94	120%		(16%	)
Total production – ounces silver
equivalent	489,071	610,307	375,563	708,959	2,183,899	2,713,372	(20%	)	(20%	)

Underground development (m)	742	1,173	562	587	3,064	3,767	(37%	)	(19%	)
Diamond drilling (m)	2,874	6,793	2,899	2,805	15,370	10,939	(58%	)	41%

COST
Mining cost per ounce	$2.76	$2.19	$2.51	$2.11	$2.35	$2.47	26%		(5%	)
Milling cost per ounce	8.22	6.96	7.29	6.11	7.02	6.10	18%		15%
Indirect cost per ounce	3.97	3.01	3.54	2.37	3.10	2.25	32%		38%
Total production cost per ounce	$14.94	$12.16	$13.34	$10.59	$12.46	$10.82	23%		15%
Transport and other selling costs per ounce	0.08	0.06	0.06	0.03	0.06	0.13	23%		(59%	)
Smelting and refining costs per ounce	0.22	0.22	0.22	0.24	0.22	0.26	(1%	)	(14%	)
Environmental duty and royalties per ounce	0.04	0.04	0.03	0.03	0.04	0.04	1%		0%
Cash cost per ounce before by-product credits	$15.27	$12.48	$13.65	$10.90	$12.78	$11.25	22%		14%
Deduct: By-product credits	(0.04)	—	(0.06)	(0.04)	(0.03)	(0.04)	100%		(21%	)
CASH COST PER OUNCE(1)	$15.23	$12.48	$13.59	$10.86	$12.74	$11.21	22%		14%

Workers’ Participation	0.23	0.18	0.59	0.12	0.24	0.09	26%		174%
Accretion of decommissioning liabilities	0.12	0.10	0.16	0.08	0.11	0.07	16%		46%
Sustaining capital expenditures	3.63	2.23	3.61	1.04	2.39	1.39	62%		72%
ALL-IN SUSTAINING COSTS PER OUNCE	$19.20	$14.99	$17.95	$12.10	$15.49	$12.76	28%		21%

Mining cost per tonne	$6.73	$6.27	$6.34	$5.59	$6.17	$7.56	7%		(18%	)
Milling cost per tonne	20.02	19.90	18.39	16.14	18.45	18.66	1%		(1%	)
Indirect cost per tonne	9.67	8.60	8.92	6.27	8.14	6.89	12%		18%
TOTAL PRODUCTION COST PER TONNE	$36.42	$34.77	$33.65	$27.92	$32.76	$33.11	5%		(1%	)

(1)	Cash cost per ounce in the second quarter excludes $1.4 million in standby costs incurred at the unit during the 42-day mine stoppage at La Encantada.

90 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

LA ENCANTADA SILVER MINE, COAHUILA, MÉXICO (continued)

For the year, a total of 2,183,899 equivalent ounces of silver were produced by La Encantada compared to 2,713,372 equivalent ounces of silver in 2016. The decrease in production was impacted by a 42-day work stoppage as a result of an illegal blockade by a rogue group of unionized workers who disagreed with the bonus that the Company and their union had previously agreed to. The operation restarted mining activities on June 27, 2017 and milling activities on July 1, 2017 following retraining of personnel. For the year, silver head grades averaged 127 g/t, a decrease of 23% compared to the prior year. This was partially offset by an increase of silver recoveries which averaged 64% in the year compared to 58% in the prior year. Increase in recoveries were attributed to ongoing metallurgical improvements at milling facilities and lower manganese in ore.

A total of 489,071 equivalent ounces of silver were produced by the La Encantada mine during the fourth quarter compared to 610,307 equivalent ounces in the third quarter of 2017, primarily due to an 18% decrease in silver grades and a 6% decrease in tonnes milled compared to the prior quarter. Mine production was temporarily halted on October 1st due to the previously reported fatal accident involving four underground miners. Following inspections by the Company and federal authorities, the mine was given clearance to resume operations on October 6th. Silver head grades in the quarter was 112 g/t, a decrease of 18% compared to the previous quarter due to delays in the activation of the block caving project and the depletion of higher-grade backfill areas. Silver recoveries averaged 68% during the quarter, a 3% increase compared to 66% in the prior quarter.

Cash cost per ounce for the year was $12.74 compared to $11.21 in the previous year. For the fourth quarter, cash cost was $15.23 per ounce compared to $12.48 per ounce in the previous quarter. The increase in cash cost per ounce compared to the previous year was primarily attributed to the decrease in production attributed to lower head grades as well as work stoppages.

The roasting project advanced in the fourth quarter with approximately 95% of the major components now manufactured. At the end of December, approximately 61% of the major component equipment modules had arrived on site and the remaining module deliveries are expected on site by the end of February 2018. The Company began installation of the dust collectors and rotary dryer in early January 2018 and anticipates to begin installation of the main drive, roasting furnace and cooling system in early March 2018. Upon integration of the roasting circuit to the leaching process in the first half of 2018, the mine is expected to recover an additional 1.5 million ounces of silver annually from the reprocessing of above-ground tailings.

During the year, a total of 3,064 metres of underground development was completed compared to 3,767 metres in 2016. For the fourth quarter, a total of 742 metres of underground development was completed compared to 1,173 metres in the third quarter of 2017. Vertical ventilation raises in the San Javier area were completed in the fourth quarter. The Company anticipates initial production from the San Javier breccia to commence in March 2018 with ramp-up to full production of approximately 600 tpd by the end of June 2018. The San Javier area is known to contain silver grades ranging between 150 to 200 g/t.

A total of 15,370 metres of exploration drilling was completed in the year, compared to 10,939 metres in the previous year. The 2017 drilling program was successful in the discovery of the La Fe replacement ore body at the La Encantada mine. In the fourth quarter, a total of 2,874 metres of exploration drilling was completed compared to 6,793 metres in the previous quarter.

91 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

DEL TORO SILVER MINE, ZACATECAS, MÉXICO

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,132 hectares of mining claims and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit dISCuSSION which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

							Change		Change
DEL TORO	2017–Q4	2017–Q3	2017–Q2	2017–Q1	2017–YTD	2016–YTD	Q4 vs Q3		’17 vs ’16
PRODUCTION
Ore processed/tonnes milled	56,753	60,501	81,843	79,108	278,204	337,020	(6%	)	(17%	)
Average silver grade (g/t)	138	149	173	163	158	171	(7%	)	(8%	)
Recovery (%)	74%	81%	80%	82%	80%	81%	(9%	)	(1%	)

Total silver ounces produced	185,695	233,015	365,323	340,958	1,124,992	1,500,951	(20%	)	(25%	)
Total payable silver ounces produced	175,881	220,701	346,536	323,425	1,066,543	1,422,523	(20%	)	(25%	)
Gold ounces produced	60	86	86	105	337	344	(30%	)	(2%	)
Pounds of lead produced	2,662,667	3,695,186	5,993,164	5,627,041	17,978,058	22,537,583	(28%	)	(20%	)
Total production – ounces silver equivalent	369,992	472,804	712,714	682,219	2,237,730	2,649,326	(22%	)	(16%	)

Underground development (m)	2,741	2,989	3,222	2,710	11,663	7,659	(8%	)	52%
Diamond drilling (m)	5,215	6,673	4,078	3,589	19,555	14,839	(22%	)	32%

COST
Mining cost per ounce	$7.74	$6.99	$5.15	$4.93	$5.89	$5.44	11%		8%
Milling cost per ounce	7.90	6.41	4.39	4.20	5.33	3.80	23%		40%
Indirect cost per ounce	7.84	6.29	3.96	3.49	4.94	3.00	25%		65%
Total production cost per ounce	$23.48	$19.69	$13.50	$12.62	$16.16	$12.24	19%		32%
Transport and other selling costs per ounce	0.80	0.96	0.67	0.73	0.77	0.73	(17%	)	5%
Smelting and refining costs per ounce	5.10	2.93	5.03	5.68	4.80	5.78	74%		(17%	)
Environmental duty and royalties per ounce	0.09	0.08	0.08	0.10	0.09	0.10	13%		(10%	)
Cash cost per ounce before by-product credits	$29.47	$23.66	$19.28	$19.13	$21.82	$18.85	25%		16%
Deduct: By-product credits	(16.94)	(17.24)	(15.29)	(16.48)	(16.33)	(13.13)	(2%	)	24%
CASH COST PER OUNCE	$12.53	$6.41	$3.99	$2.65	$5.49	$5.73	95%		(4%	)

Workers’ Participation	1.24	(1.82	0.25	1.04	0.22	0.35	(168%	)	(37%	)
Accretion of decommissioning liabilities	0.22	0.19	0.12	0.12	0.15	0.10	16%		50%
Sustaining capital expenditures	11.49	8.14	3.57	4.16	6.00	2.44	41%		146%
ALL-IN SUSTAINING COSTS PER OUNCE	$25.48	$12.92	$7.93	$7.95	$11.87	$8.62	97%		38%

Mining cost per tonne	$23.99	$25.49	$21.80	$20.16	$22.58	$22.95	(6%	)	(2%	)
Milling cost per tonne	24.49	23.38	18.61	17.17	20.44	16.04	5%		27%
Indirect cost per tonne	24.29	22.93	16.75	14.25	18.92	12.68	6%		49%
TOTAL PRODUCTION COST PER TONNE	$72.77	$71.80	$57.16	$51.58	$61.94	$51.67	1%		20%

92 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

DEL TORO SILVER MINE, ZACATECAS, MÉXICO (continued)

In 2017, Del Toro produced a total of 2,237,730 silver equivalent ounces compared to 2,649,326 ounces produced in the previous year. The mine processed 278,204 tonnes of ore with an average silver grade of 158 g/t during the year, a decrease of 17% and 8%, respectively, compared to 2016.

During the fourth quarter, the Del Toro mine produced a total of 369,992 silver equivalent ounces compared to 472,804 ounces produced in the previous quarter, primarily due to a 6% decrease in throughput, 7% decrease in silver grades and a 15% decrease in lead grades. During the quarter, the mine processed 56,753 tonnes (617 tpd) of ore with an average silver grade of 138 g/t during the quarter, which decreased 6% and 7%, respectively, compared to the previous quarter. Del Toro struggled to produce during the quarter due to a deficit of production stopes; however, the increased development is beginning to materialize with production levels improving in February 2018.

During the quarter, lead grades and recoveries averaged 3.4% and 62%, respectively, producing a total of 2,662,667 pounds of lead compared to 3,695,186 pounds in the previous quarter as a result of lower throughput and lower head grades.

Cash cost for the year was $5.49 per ounce, a decrease of 4% compared to $5.73 in the previous year. The decrease in cash cost was primarily due to a decrease in smelting and refining costs as a result of favourable contract negotiations and higher lead recoveries in comparison to the previous year.

Cash cost per ounce for the quarter was $12.53, compared to $6.41 per ounce in the previous quarter. The increase in cash cost was primarily attributed to decrease in silver production as well as higher smelting and refining costs due to penalties for impurities from the increased presence of selenium in the concentrates.

Total underground development completed at Del Toro in the year was 11,663 metres, compared to 7,659 metres in the previous year. In the fourth quarter, a total of 2,741 metres were completed compared to 2,989 metres in the third quarter. Development in the quarter focused on opening new production areas, exploring high-potential zones and new stope preparation in the Santa Teresa and Purisima zones in the Dolores mine and the Lupitas veins in the San Juan mine.

At quarter end, two underground drill rigs were active at Del Toro and a total of 5,215 metres of exploration drilling was completed in the fourth quarter, compared to 6,673 metres in the previous quarter. In the year, a total of 19,555 metres of diamond drilling were completed compared to 14,839 metres in 2016. The drill program in the year focused on near-term production targets and increasing reserves and resources. Underground exploration efforts focused mainly in the Santa Teresa vein in the Dolores mine and the La Escondida vein in the Perseverancia mine. Surface drilling was carried out around Perseverancia mine to explore El Carmen and San Roberto vein targets.

93 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

SAN MARTIN SILVER MINE, JALISCO, MÉXICO

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. San Martin has 31 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,517 hectares, including the application to acquire a new mining concession covering 29,676 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

							Change		Change
SAN MARTIN	2017–Q4	2017–Q3	2017–Q2	2017–Q1	2017–YTD	2016–YTD	Q4 vs Q3		’17 vs ’16
PRODUCTION
Ore processed/tonnes milled	72,503	69,113	67,073	69,563	278,252	297,802	5%		(7%	)
Average silver grade (g/t)	257	243	234	221	239	241	6%		(1%	)
Recovery (%)	86%	87%	85%	83%	85%	83%	(1%	)	2%

Total silver ounces produced	514,678	471,893	425,645	410,082	1,822,297	1,902,963	9%		(4%	)
Total payable silver ounces produced	514,163	471,421	425,219	409,672	1,820,475	1,901,060	9%		(4%	)
Gold ounces produced	1,354	1,750	2,080	1,614	6,797	4,134	(23%	)	64%
Total production – ounces silver equivalent	617,879	604,686	577,598	522,672	2,322,835	2,209,035	2%		5%

Underground development (m)	3,211	2,781	3,224	2,127	11,344	10,120	15%		12%
Diamond drilling (m)	6,828	7,763	7,352	4,136	26,078	22,135	(12%	)	18%

COST
Mining cost per ounce	$3.70	$4.00	$4.02	$3.66	$3.84	$3.28	(8%	)	17%
Milling cost per ounce	3.79	4.22	3.86	3.98	3.96	3.66	(10%	)	8%
Indirect cost per ounce	2.83	3.04	3.07	2.76	2.92	2.25	(7%	)	30%
Total production cost per ounce	$10.31	$11.26	$10.94	$10.41	$10.73	$9.19	(8%	)	17%
Transport and other selling costs per ounce	0.22	0.24	0.22	0.22	0.22	0.22	(8%	)	0%
Smelting and refining costs per ounce	0.21	0.21	0.21	0.20	0.21	0.22	0%		(5%	)
Environmental duty and royalties per ounce	0.12	0.10	0.11	0.12	0.11	0.10	20%		10%
Cash cost per ounce before by-product credits	$10.86	$11.80	$11.47	$10.95	$11.27	$9.72	(8%	)	16%
Deduct: By-product credits	(3.30)	(4.69)	(6.04)	(4.53)	(4.58)	(2.66)	(30%	)	72%
CASH COST PER OUNCE	$7.55	$7.11	$5.43	$6.42	$6.69	$7.07	6%		(5%	)

Workers’ Participation	0.36	0.24	0.47	0.25	0.33	0.36	50%		(8%	)
Accretion of decommissioning liabilities	0.06	0.06	0.07	0.07	0.06	0.07	0%		(14%	)
Sustaining capital expenditures	1.76	2.61	1.56	1.93	1.97	1.90	(33%	)	4%
ALL-IN SUSTAINING COSTS PER OUNCE	$9.73	$10.03	$7.53	$8.66	$9.06	$9.40	(3%	)	(4%	)

Mining cost per tonne	$26.25	$27.27	$25.47	$21.55	$25.14	$20.91	(4%	)	20%
Milling cost per tonne	26.85	28.80	24.45	23.46	25.91	23.38	(7%	)	11%
Indirect cost per tonne	20.04	20.74	19.45	16.28	19.13	14.35	(3%	)	33%
TOTAL PRODUCTION COST PER TONNE	$73.14	$76.81	$69.37	$61.28	$70.18	$58.64	(5%	)	20%

94 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

SAN MARTIN SILVER MINE, JALISCO, MÉXICO (continued)

In 2017, San Martin produced 1,822,297 silver ounces and 6,797 ounces of gold for a total production of 2,322,835 silver equivalent ounces. Total production increased 5% compared to the 2,209,035 silver equivalent ounces in the prior year primarily due to a 64% increase in gold ounces produced and a 2% increase in silver recoveries. For the year, the San Martin mine processed a total of 278,252 tonnes compared to 297,802 tonnes in the previous year. Silver grades and recoveries averaged 239 g/t and 85%, respectively, while gold grades and recoveries averaged 0.8 g/t and 93%, respectively.

During the quarter, San Martin produced 514,678 silver ounces and 1,354 ounces of gold for a total production of 617,879 silver equivalent ounces. Total production increased by 2% compared to the 604,686 silver equivalent ounces in the prior quarter and the highest quarterly production rate of 2017 primarily due to a 6% increase in silver grade. The increase in production was attributed to higher tonnage, and higher silver grades. For the quarter, the San Martin mine processed a total of 72,503 tonnes compared to 69,113 tonnes in the previous quarter. Silver grades and recoveries averaged 257 g/t and 86%, respectively. In addition, gold grades and recoveries averaged 0.6 g/t and 91%, respectively.

Cash cost per ounce was $6.69 in the year, a decrease of 5% compared to $7.07 per ounce in the previous year. The decrease in cash cost was primarily attributed to higher by-product credits related to increased gold production, partially offset by higher energy and labour costs.

Cash cost per ounce was $7.55 in the quarter compared to $7.11 in the previous quarter. The increase in cash cost was primarily due to lower by-product credits.

A total of 11,344 metres of underground development was completed in 2017 compared to 10,120 metres of underground development in 2016. This investment has allowed the opening of two new production levels while development activities focus on the extension of the veins at Hedionda and La Veladora. In the fourth quarter, a total of 3,211 metres of underground development was completed compared to 2,781 metres in the previous quarter.

A total of 26,078 metres of diamond drilling were completed in the year, compared to 22,135 metres in the previous year. During the quarter, a total of 6,828 metres of diamond drilling were completed compared with 7,763 metres drilled in the previous quarter. At quarter end, one underground drill rig and one surface drill rig were active at the San Martin property, focusing on upgrading and expanding resources in the Intermedia, Rosario and Hedionda veins. Surface exploration focused on the extension of the Rosario vein in the area known as the 5 Señores, as well as the Guitarrona, Pitayo and Huichola Norte veins.

95 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

LA GUITARRA SILVER MINE, MÉXICO STATE, MÉXICO

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

							Change		Change
LA GUITARRA	2017–Q4	2017–Q3	2017–Q2	2017–Q1	2017–YTD	2016–YTD	Q4 vs Q3		’17 vs ’16
Production
Ore processed/tonnes milled	37,885	23,896	29,547	36,514	127,842	155,696	59%		(18%	)
Average silver grade (g/t)	173	187	188	210	189	228	(7%	)	(17%	)
Recovery (%)	79%	82%	77%	77%	79%	81%	(4%	)	(2%	)

Total silver ounces produced	166,698	117,504	138,345	189,159	611,705	923,597	42%		(34%	)
Total payable silver ounces produced	158,363	111,629	131,428	179,701	581,120	875,967	42%		(34%	)
Gold ounces produced	1,622	862	1,254	1,815	5,553	8,181	88%		(32%	)
Total production – ounces silver equivalent	290,654	182,986	229,276	316,195	1,019,111	1,523,688	59%		(33%	)

Underground development (m)	1,818	1,976	2,093	2,279	8,167	7,581	(8%	)	8%
Diamond drilling (m)	11,030	6,345	3,092	7,416	27,883	21,771	74%		28%

Cost
Mining cost per ounce	$7.60	$9.84	$8.02	$6.00	$7.63	$6.19	(23%	)	23%
Milling cost per ounce	4.86	5.49	4.78	3.90	4.67	3.05	(11%	)	53%
Indirect cost per ounce	7.55	10.37	8.22	5.41	7.58	4.52	(27%	)	68%
Total production cost per ounce	$20.00	$25.70	$21.02	$15.31	$19.88	$13.76	(22%	)	44%
Transport and other selling costs per ounce	0.90	1.05	0.96	0.90	0.94	0.53	(15%	)	77%
Smelting and refining costs per ounce	1.65	1.65	1.58	1.66	1.64	3.70	0%		(56%	)
Environmental duty and royalties per ounce	0.14	0.14	0.13	0.16	0.14	0.15	5%		(7%	)
Cash cost per ounce before by-product credits	$22.69	$28.54	$23.69	$18.03	$22.60	$18.15	(20%	)	25%
Deduct: By-product credits	(11.49)	(9.52)	(11.03)	(11.67)	(11.06)	(10.92)	21%		1%
CASH COST PER OUNCE	$11.20	$19.02	$12.66	$6.36	$11.53	$7.23	(41%	)	59%

Workers’ Participation	0.37	0.07	0.21	(0.15)	0.12	0.17	419%		(32%	)
Accretion of decommissioning liabilities	0.13	0.20	0.16	0.11	0.14	0.09	(34%	)	54%
Sustaining capital expenditures	6.07	12.26	6.49	5.52	7.18	5.85	(50%	)	23%
ALL-IN SUSTAINING COSTS PER OUNCE	$17.77	$31.55	$19.52	$11.84	$18.98	$13.33	(44%	)	42%

Mining cost per tonne	$31.75	$45.98	$35.69	$29.52	$34.68	$34.84	(31%	)	0%
Milling cost per tonne	20.31	25.65	21.25	19.19	21.21	17.14	(21%	)	24%
Indirect cost per tonne	31.55	48.46	36.55	26.62	34.46	25.45	(35%	)	35%
TOTAL PRODUCTION COST PER TONNE	$83.61	$120.09	$93.49	$75.33	$90.35	$77.43	(30%	)	17%

96 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

LA GUITARRA SILVER MINE, MÉXICO STATE, MÉXICO (continued)

During the year, La Guitarra produced 611,705 silver ounces and 5,553 gold ounces for a total annual production of 1,019,111 silver equivalent ounces. Total production decreased 33% in comparison to 2016 primarily due to an 18% decrease in throughput and a 17% decrease in average silver grade.

In September 2017, two large earthquakes registering magnitudes of 8.2 and 7.1 on the Richter Scale struck the southern states of Mexico. The La Guitarra mine, located in the state of Mexico, was evacuated for a total of eight days for safety precautions and to allow for a full inspection of the underground mine, plant and tailings dam to assess any potential damages. The inspection revealed no significant risks or damages allowing for the restart of production in late September.

During the fourth quarter, La Guitarra produced a total of 290,654 silver equivalent ounces, consisting of 166,698 silver ounces and 1,622 gold ounces. Compared to the previous quarter, total production increased by 59% due to a 59% increase in tonnes milled as new areas in the Coloso mine were brought into production as well as the processing of backfills from the La Guitarra mine.

Silver grades and recoveries averaged 173 g/t and 79%, respectively, during the quarter, while gold grades and recoveries averaged 1.7 g/t and 79%, respectively.

Cash cost for the year was $11.53 per ounce compared to $7.23 in the previous year. The increase in cash cost was attributed to a combination of an 18% decrease in throughput, a 17% decrease in silver grades, as well as higher energy and labour costs.

Cash cost in this quarter was $11.20 per ounce, a 41% decrease compared to $19.02 per ounce in the previous quarter. The decrease in cash cost per ounce from the previous quarter was primarily attributed to the increase in silver ounces produced, increase in by-product credits from higher gold production, as well as a weaker Mexican peso which depreciated 6% against the U.S. dollar compared to the previous quarter.

A total of 8,167 metres of underground development was completed during the year compared to 7,581 metres in the previous year. In the quarter, the mine completed a total of 1,818 metres of underground development compared to 1,976 metres in the previous quarter.

During the quarter, four drill rigs were active at the La Guitarra property, including two underground and two on surface, and 11,030 metres of diamond drilling were completed compared to 6,345 metres during the previous quarter, an increase of 74%. This significant 74% increase was due to two additional rigs arriving on site in September to increase drilling in the Nazareno, Nazareno de Ancas and the Coloso areas. In 2017, a total of 27,883 metres of diamond drilling was completed compared to 21,771 metres in the previous year.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at La Guitarra. The total purchase price amounted to $5.4 million, of which $5.2 million was to be settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2017, the Company has paid the $0.2 million and has issued $4.7 million in common shares. The remaining balance of $0.5 million in common shares will be issued in September 2018 based on the Company’s five-day volume weighted average market price at the time of the payments.

97 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

DEVELOPMENT AND EXPLORATION PROJECTS AND PROPERTIES

PLOMOSAS SILVER PROJECT, SINALOA, MEXICO

The Plomosas Silver Project consists of 18 mining concessions covering 8,514 hectares, which includes the adjacent Rosario and San Juan historic mines located in Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20-year surface rights agreement in good standing, a 30-year water use permit, a 60-kilometre 33-kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive historical underground development at the Rosario and San Juan mines will allow for easy access to mineralized zones and to accelerate exploration and development in the future.

The Company is preparing the underground infrastructure, including dewatering and ventilation, in order to access and equip the three underground drilling stations. During the fourth quarter of 2017, four drill rigs were active on site and the Company completed 7,955 metres of diamond drilling at the Plomosas Silver Project, compared to 4,520 metres in the previous quarter. Surface exploration drilling started during the fourth quarter focusing on the San Juan mine area.

The development program is continuing to advance the crosscuts to prepare underground drill stations and 488 of the planned 520 metres have been completed. The drilling and development programs are designed to provide geological and analytical data in order to prepare an NI 43-101 Technical Report with Resource estimates and a Preliminary Economic Assessment in late 2018.

LA LUZ SILVER PROJECT, SAN LUIS POTOSI, MÉXICO

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,974 hectares, with estimated historical production of 230 million ounces of silver between 1773 and 1990. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”) largely residing or based outside of San Luis Potosi State, who placed an injunction on the constitutionality of the concessions given claims they overlay a traditional pilgrimage route. In a related matter, local Ejido members placed an injunction to defend against attempts to create a biosphere reserve by constitutional decree that includes some mining concession areas of the La Luz Project near of Real de Catorce, as that would prohibit them from engaging in many economic livelihood activities including mining. The Company is currently addressing these constitutional legal matters in the Mexican courts. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

LA JOYA SILVER PROJECT, DURANGO, MÉXICO

The Company owns 100% of the La Joya Silver Project which is located 75 kilometres southeast of the city of Durango, Mexico and consists of 15 mining concessions covering 4,646 hectares. A Preliminary Economic Assessment for La Joya was previously published by SilverCrest Mines Inc. with an effective date of October 21, 2013 and was amended March 4, 2014.

JALISCO GROUP OF PROPERTIES, JALISCO, MÉXICO

The Company owns 100% of a group of mining claims totalling 4,250 hectares located in various mining districts located in Jalisco State, México.

JIMENEZ DEL TEUL PROPERTIES, ZACATECAS, MEXICO

The Company owns 100% of the Jimenez del Teul Properties which are located 30 kilometres south of the Del Toro Silver Mine, in the state of Zacatecas, Mexico. These properties consist of 12 mining concessions covering 12,167 hectares. Some of the prospects known as Las Minitas, El Triangulo, La Luz and Reyna Victoria host low-scale historic mining operations.

98 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended December 31, 2017 and 2016 (in thousands of dollars, except for per-share amounts):

	Fourth Quarter		Fourth Quarter	Variance
	2017		2016	%
REVENUES	$61,165		$66,170	(8%)	(1)

MINE OPERATING COSTS

Cost of sales	39,309		37,346	5%	(2)

Depletion, depreciation and amortization	20,454		18,881	8%
	59,763		56,227	6%
MINE OPERATING EARNINGS	1,402		9,943	(86%)	(3)

General and administrative expenses	3,952		4,842	(18%)	(4)

Share-based payments	1,850		1,097	69%	(5)

Impairment of non-current assets	65,500		—	100%	(6)

Foreign exchange (gain) loss	(807)		794	(202%)
OPERATING (LOSS) EARNINGS	(69,093)		3,210	(2,252%)

Investment and other income	265		(633)	142%

Finance costs	(1,05))		(1,045)	1%
(LOSS) EARNINGS BEFORE INCOME TAXES	(69,880)		1,532	(4,661%)

Current income tax expense	4,142		4,934	(16%)

Deferred income tax expense (recovery)	(17,938)		(5,216)	244%
Income tax expense (recovery)	(13,796)		(282)	4,792%	(7)
NET (LOSS) EARNINGS FOR THE PERIOD	$(56,084)	$	$ 1,814	(3,192%)	(8)
(LOSS) EARNINGS PER SHARE (BASIC AND DILUTED)	$(0.34)	$	$ 0.01	(3,167%)	(8)

1.	Revenues in the quarter decreased 8% compared to the same quarter of the previous year primarily attributed to:

•

a 7% decrease in silver equivalent ounces sold compared to the fourth quarter of 2016, primarily attributed to a decrease in production from Del Toro, La Parrilla, La Encantada and La Guitarra due to lower throughputs and head grades; and

•	a 3% decrease in the average realized silver price of $16.61 per ounce compared to $17.10 per ounce in the same quarter of the prior year;

offset by:

•

smelting and refining costs decreased from $4.5 million ($1.63 per ounce) to $2.4 million ($1.06 per ounce). The savings were attributed to the lower smelting and refining rates renegotiated in the past year;

2.	Cost of sales in the quarter increased by 5% compared to the same quarter of the previous year as a result of the following factors:

•

a $3.1 million or 20%, increase in labour costs compared to the fourth quarter of 2016, primarily due to cost of living adjustments for workers in light of inflationary pressures in Mexico and hiring of additional skilled labour; and

•

strengthening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which strengthened by 5% against the U.S. dollar compared to the fourth quarter of 2016.

3.

Mine operating earnings during the quarter decreased by $8.5 million to $1.4 million from the fourth quarter of 2016, primarily due to a $5.0 million decrease in revenue and $2.0 million increase in cost of sales.

4.	General and administrative expenses during the quarter decreased by $0.9 million or 18% compared to the same quarter of 2016, primarily due to a decrease in salary and benefits.

5.

Share-based payments during the quarter was 69% higher compared to the same quarter of 2016, despite less stock options granted, primarily due to increase in the fair value per option granted which were affected by higher interest rates, expected life and volatility compared to same quarter in the prior year.

6.	Impairment of non-current assets during the quarter was $65.5 million, or $42.4 million net of tax, due to an impairment charge on the Del Toro mine due to a decrease in Reserves and Resources.

99 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

OVERVIEW OF FINANCIAL PERFORMANCE (continued)

7.

During the quarter, the Company recorded a current income tax expense of $4.1 million and a deferred income tax recovery of $17.9 million, resulting in a net income tax recovery of $13.8 million compared to an income tax recovery of $0.3 million in the fourth quarter of 2016. The $13.5 million increase in income tax recovery was attributed to the tax effect on impairment charge on non-current assets and an increase in unrecognized deferred tax assets.

8.	As a result of the foregoing, net loss for the quarter was $56.1 million (loss per share of $0.34) compared to net earnings of $1.8 million (EPS of $0.01) in the same quarter of the prior year.

For the year to date period ended December 31, 2017 and 2016 (in thousands of dollars, except for per share amounts):

				Variance %
	Annual 2017	Annual 2016	Annual 2015	’17 vs ’16

REVENUES	$252,288	$278,077	$219,444	(9%	)	(1)

MINE OPERATING COSTS

Cost of sales	159,265	149,281	135,674	7%		(2)

Depletion, depreciation and amortization	77,045	79,593	75,039	(3%	)

	236,310	228,874	210,713

MINE OPERATING EARNINGS	15,978	49,203	8,731	(68%	)	(3)

General and administrative	17,493	17,747	17,004	(1%	)

Share-based payments	8,295	4,403	4,926	88%		(4)

Impairment of non-current assets	65,500	—	108,421	100%		(5)

Acquisition costs	—	—	2,054	—%

Foreign exchange gain	(4,314)	(1,192)	(3,266)	262%

OPERATING (LOSS) EARNINGS	(70,996)	28,245	(120,408)	(351%	)

Investment and other (loss) income	(34)	5,209	(34)	(101%	)	(6)

Finance costs	(4,271)	(7,963)	(5,810)	(46%	)	(7)

(LOSS) EARNINGS BEFORE INCOME TAXES	(75,301)	25,491	(126,252)	(395%	)

Current income tax expense	7,177	8,346	2,200	(14%	)

Deferred income tax (recovery) expense	(29,206)	8,544	(20,028)	(442%	)

Income tax (recovery) expense	(22,029)	16,890	(17,828)	(230%	)	(8)

NET (LOSS) EARNINGS FOR THE PERIOD	$(53,272)	$8,601	$(108,424)	(719%	)	(9)

EARNINGS (LOSS) PER SHARE (BASIC AND DILUTED)	$(0.32)	$0.05	$(0.84)	(703%	)	(9)

CASH AND CASH EQUIVALENTS	$118,141	$129,049	$51,018

TOTAL ASSETS	$781,441	$857,175	$789,700

NON-CURRENT LIABILITIES	$144,581	$185,902	$155,780

1.	Revenues in the year ended December 31, 2017 decreased 9% compared to the previous year due to the following significant contributors:

•

Silver equivalent ounces sold decreased by 12% compared to the previous year, primarily attributed to a 13% decrease in production as a result of lower production from La Parrilla, La Encantada, Santa Elena and La Guitarra. Production in the year was impacted by unusual efforts by unionized workers in the second quarter to illegally disrupt mining activities which caused labour issues, including minor stoppages at La Parrilla and Santa Elena, and a more serious stoppage at the La Encantada mine which lasted 42 days;

Partially offset by:

•

Smelting and refining costs decreased from $22.0 million ($1.91 per ounce) to $11.4 million ($1.19 per ounce) as a result of savings attributed to the new smelting and refining agreements negotiated over the past year.

100 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
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OVERVIEW OF FINANCIAL PERFORMANCE (continued)

2.	Cost of sales in the year increased 7% compared to 2016 as a result of the following factors:

•

increase in energy costs of approximately $2.5 million, or 9%, primarily attributed to reduction of energy subsidies in Mexico as part of the government’s oil and gas deregulation policies that came into effect in the first quarter of 2017. Since the beginning of the year, diesel and electricity costs have increased by approximately 20% to 30% which was partially offset by lower utilization by the Company; and

•

a $6.0 million or 9% increase in labour costs compared to the same period of 2016, primarily due to hiring of additional skilled labour as well as cost of living adjustments for workers in light of inflationary pressures in Mexico.

3.

As a result of the foregoing, mine operating earnings during the year ended December 31, 2017 decreased $33.2 million from 2016 due to the combination of a $25.8 million decrease in revenue combined with an $10.0 million increase in cost of sales.

4.

Share-based payments during the year ended December 31, 2017 was 88% higher compared to the same period of 2016, despite less stock options granted, the increase was primarily due to increase in the fair value per option granted which were affected by higher interest rates, expected life and volatility compared to the prior year.

5.	Impairment of non-current assets during the year was $65.5 million, or $42.4 million net of tax, due to an impairment charge on the Del Toro mine due to a decrease in Reserves and Resources.

6.	The Company’s investment and other income or loss was $5.2 million lower compared to 2016, primarily due to the following:

•	$2.6 million loss on investment in marketable securities, compared to a $6.3 million gain in the previous year;

Offset by:

•

$1.3 million loss on fair value adjustment of prepayment facilities recognized in the previous year, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production, prior to early settlement in February 2016;

•	$1.2 million in gain from investment in derivatives in the current year; and

•	$1.0 million in interest income.

7.

Finance costs decreased $3.7 million during the year ended December 31, 2017 compared to the same period of 2016, primarily due to a $3.5 million loss related to prepayment of interest expenses embedded in the early settlement of BAML prepayment facilities in February 2016, which resulted in accelerated interest and accretion expense plus call-option payments.

8.

During the year ended December 31, 2017, the Company recorded a current income tax expense of $7.2 million and a deferred income tax recovery of $29.2 million for a net income tax recovery of $22.0 million compared to an income tax expense of $16.9 million in the same period of 2016. The decrease in income tax expense was attributed to:

•

In November 2015, the Mexican Tax Authorities introduced a provision which enabled companies to settle a portion of its tax deconsolidation liability against past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%. In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. As the Company was previously carrying these tax loss carryforwards as a deferred tax asset valued at $21.4 million, this effectively resulted in a one-time net $6.7 million deferred tax expense related to the value of tax loss carryforwards being written off during the first quarter of 2016;

•	a $100.8 million decrease in earnings before income taxes;

•	deferred income tax effect of $23.1 million on the $65.5 million impairment charge on non-current assets; and

•	the impact of foreign exchange net of deferred tax asset and liabilities.

9.	As a result of the foregoing, net loss for the year ended December 31, 2017 was $53.3 million (loss per share of $0.32), compared to earnings of $8.6 million (EPS of $0.05) in the prior year.

101 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

		2017				2016
Selected Financial
Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$61,165	$61,901	$60,116	$69,106	$66,170	$79,326	$66,072	$66,509
Cost of sales	$39,309	$40,290	$40,004	$39,662	$37,346	$38,421	$36,252	$37,262
Depletion, depreciation and amortization	$20,454	$18,436	$18,707	$19,448	$18,881	$20,955	$19,879	$19,878
Mine operating earnings	$1,402	$3,175	$1,405	$9,996	$9,943	$19,950	$9,941	$9,369
Net (loss) earnings after tax	$(56,084)	$(1,320)	$1,412	$2,720	$1,814	$8,115	$6,105	$(7,433)
(Loss) earnings per share-basic	$(0.34)	$(0.01)	$0.01	$0.02	$0.01	$0.05	$0.04	$(0.05)
(Loss) earnings per share-diluted	$(0.34)	$(0.01)	$0.01	$0.02	$0.01	$0.05	$0.04	$(0.05)

During the fourth quarter of 2017, mine operating earnings decreased to $1.4 million compared to $3.2 million in the previous quarter. The decrease was primarily attributed to $0.7 million decrease in revenue, $2.0 million increase in depletion, depreciation and amortization, partially offset by $1.0 decrease in cost of sales. Net loss after tax for the quarter was $56.1 million, a decrease of $54.8 million compared to the previous quarter primarily due to an impairment charge of $65.5 million, or $42.4 million net of tax, on the Del Toro Silver Mine and lower mine operating earnings.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

LIQUIDITY

As at December 31, 2017, the Company’s treasury included cash and cash equivalents of $118.1 million compared to $129.0 million at December 31, 2016. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. As at December 31, 2017, total available liquidity was $125.1 million (see page 114), including $8.8 million of undrawn revolving credit facility.

Cash and cash equivalents decreased by $10.9 million during the year. The Company’s cash flows from operating, investing and financing activities during the year are summarized as follows:

•	Cash used in investing activities of $75.9 million, primarily related to:

•	$54.6 million spent on mine development and exploration activities; and
•	$20.9 million spent on purchase of property, plant and equipment.

•	Cash used in financing activities of $8.7 million, including:

•	$12.7 million on repayment of debt facilities;
•	$6.8 million on repayment of equipment financing obligations; and
•	$2.8 million on financing costs;

net of:

•	$7.9 million proceeds from equipment financing obligations; and
•	$5.7 million proceeds from exercise of stock options.

offset by:

•	Cash provided from operating activities of $70.5 million.

Working capital as at December 31, 2017 was $116.3 million compared to $130.6 million at December 31, 2016.

102 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
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LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS (continued)

In February 2018, the Company issued $156.5 million of five year convertible debentures with a semi-annual interest of 1.875% per annum. The initial conversion rate for the convertible debentures will be 104.3297 common shares per $1,000 principal amount, equivalent to an initial conversion price of approximately $9.59 per share of First Majestic. The initial conversion rate represents a premium of approximately 35% relative to the Company’s closing share price on the day before the announcement and is subject to adjustment in certain events. Proceeds from the convertible debentures will be used primarily for repayment of Primero’s existing convertible debentures, other costs related to the closing of the Arrangement and general working capital purposes.

CAPITAL RESOURCES

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at December 31, 2017 and December 31, 2016, the Company was fully in compliance with these covenants.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As at December 31, 2017, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After
	Cash Flows	1 year	years	years	5 years
Trade and other payables	$35,567	$35,567	$—	$—	$—
Debt facilities	33,629	14,037	19,592	—	—
Equipment financing obligations	10,084	4,595	5,110	379	—
Other liabilities	655	—	655	—	—
Purchase obligations and commitments	6,550	5,600	950	—	—
	$86,485	$59,799	$26,307	$379	$—

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

CREDIT RISK

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

103 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT OF RISKS AND UNCERTAINTIES (continued)

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company’s current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

CURRENCY RISK

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

						December 31, 2017
					Foreign	Net assets	Effect of +/–
	Cash and cash	Trade and other	Other financial	Trade and other	exchange	(liabilities)	10% change in
	equivalents	receivables	assets	payables	derivative	exposure	currency
Canadian dollar	$43,555	$55	$8,787	$(1,830)	$—	$50,567	$5,057
Mexican peso	2,296	15,157	—	(15,183)	8,000	10,270	1,027
	$45,851	$15,212	$8,787	$(17,013)	$8,000	$60,837	$6,084

COMMODITY PRICE RISK

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				December 31, 2017
			Effect of +/– 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$310	$84	$454	$73	$921
Metals in doré and concentrates inventory	60	91	22	9	182
	$370	$175	$476	$82	$1,103

POLITICAL AND COUNTRY RISK

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

104 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
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MANAGEMENT OF RISKS AND UNCERTAINTIES (continued)

UNCERTAINTY IN THE CALCULATION OF MINERAL RESERVES, RESOURCES AND SILVER RECOVERY

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company’s operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger-scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

ENVIRONMENTAL AND HEALTH AND SAFETY RISKS

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

CLAIMS AND LEGAL PROCEEDINGS RISKS

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $64.9 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2017, the Company has not accrued any of the remaining $64.9 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

105 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

OTHER FINANCIAL INFORMATION

SHARE REPURCHASE PROGRAM

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the year ended December 31, 2017 and 2016.

Since December 31, 2017, the Company has repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2017, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

RELATED PARTY DISCLOSURES

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

There were no other significant transactions with related parties outside of the ordinary course of business during the year ended December 31, 2017.

OUTSTANDING SHARE DATA

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 165,728,029 common shares issued and outstanding.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2017:

ANNOUNCED ACQUISITION OF PRIMERO MINING CORP. AND RELATED DEBT FINANCINGS

a.

On January 12, 2018, the Company entered into a definitive agreement (the “Arrangement Agreement”) to acquire all of the issued and outstanding shares of Primero Mining Corp. (“Primero”) comprised of the following transactions:

•

First Majestic to issue 6,418,774 common shares of the Company, with an approximate fair value of $45.2 million at the time of the announcement, to shareholders of Primero in exchange for all of the issued and outstanding shares of Primero (the “Arrangement”);

•

First Majestic has entered into an agreement with Wheaton Precious Metals Corp. (“WPM”) to restructure its streaming agreement at Primero’s San Dimas silver-gold mine (“San Dimas”) in exchange for 20,914,590 common shares of First Majestic, with an approximate fair value of $147.4 million at the time of the announcement. The new stream arrangement will be based on 25% of the gold equivalent production at San Dimas with ongoing payments of $600 per gold equivalent ounce delivered under the agreement.

•

Holders of Primero’s $75 million 2020 convertible debentures (the “Debentures”) will be asked to approve an amendment to accelerate the maturity date of the Debentures to the next business day following the effective date of the Arrangement and the Debentures will then be paid in full in accordance with the terms of the indenture.

•	Primero shareholders will vote on the acquisition on March 13, 2018.

With this acquisition, Primero’s San Dimas Mine will be First Majestic’s seventh producing silver mine, adding further growth potential to the Company’s portfolio of Mexican projects. Together with the Company’s existing silver mines in Mexico, the combined Company is expected to have silver equivalent production of 27 to 30 million silver equivalent ounces.

106 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
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SUBSEQUENT EVENTS (continued)

ANNOUNCED ACQUISITION OF PRIMERO MINING CORP. AND RELATED DEBT FINANCINGS (continued)

b.

To fund the proposed repayment of the Debentures, amounts outstanding under Primero’s existing revolving credit facility and other costs related to the closing of the Arrangement, the Company has successfully raised or has committed cash through the following debt financing arrangements:

•

Issuance of $156.5 million five-year convertible debentures with a semi-annual interest of 1.875% per annum. The initial conversion rate for the convertible debentures will be 104.3297 common shares per $1,000 principal amount, equivalent to an initial conversion price of approximately $9.59 per share of First Majestic. Proceeds from the convertible debentures will be used primarily for repayment of Primero’s existing convertible debentures, other costs related to the closing of the Arrangement and general working capital purposes.

•

Scotiabank commitment of $150.0 million of new credit facilities, including a $75.0 million three- year revolving credit facility and a $75.0 million one-year bridge loan which bears an interest rate of LIBOR plus a range from 2.25% to 3.50%, depending on certain financial parameters of the Company. A standby fee from 0.56% to 0.88% is also applicable for the undrawn portion of the revolving credit facility. Proceeds from the revolving credit facility will be used to pay down First Majestic and Primero’s existing debt facilities. The bridge loan is meant to be used as a backstop which the Company does not expect to draw upon and may elect not to proceed with prior to closing.

DELISTING FROM BOLSA MEXICAN STOCK EXCHANGE (“BMV”)

Effective February 21, 2018, the Company has delisted from the BMV. As part of the process, the Company has placed in trust $2.0 million to repurchase and cancel 317,837 common shares from shareholders who acquired their shares on BMV.

SHARE BUYBACK

Since December 31, 2017, the Company has repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

Pursuant to the above subsequent events, the Company has 165,728,029 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Our significant accounting policies and accounting estimates are contained in the consolidated financial statements. Certain of these policies, such as capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, decommissioning liabilities provisions, and business combinations involve critical accounting estimates because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

FUTURE CHANGES IN ACCOUNTING POLICIES NOT YET EFFECTIVE AS AT DECEMBER 31, 2017

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company has elected to apply the full retrospective approach upon transition on January 1, 2018.

The core principle of IFRS 15 is that revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to customers. The Company has evaluated the impact of applying IFRS 15, analyzing its doré and concentrate sale agreements. The Company concluded there is no material change in the timing of revenue recognized under the new standard as the point of transfer of risk and reward for goods and services and transfer of control occur at the same time.

107 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES (continued)

FUTURE CHANGES IN ACCOUNTING POLICIES NOT YET EFFECTIVE AS AT DECEMBER 31, 2017 (continued)

Revenue Recognition (continued)

In addition, IFRS 15 requires entities to apportion revenue earned from contracts to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual doré and concentrate shipments are the only performance obligations in the contracts and accordingly there will be no change in the amount or timing of revenue recognition under the new standard. In accordance with the terms of the Company’s concentrate agreements, the seller must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time as the obligations are fulfilled. The impact of this change on the amount of revenue recognized in a year is insignificant.

IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards, many of which are completely new. Upon the adoption of IFRS 15, the Company will provide disclosures for each of the Company’s material revenue streams, which consist of the Company’s doré and concentrate sales, to supplement the revenue data that are currently presented in the revenue note disclosure. New disclosures will be presented relating to the timing of completion of the Company’s performance obligations, for example, upon delivery and/or other points in time, and the portion of revenue related to provisional pricing adjustments on concentrate sales will also be separately disclosed.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.

The adoption of this standard is expected to have limited impact on the Company’s financial statements. The Company intends to designate equity securities as financial assets at fair value through other comprehensive income only and will not be transferred into (loss) earnings upon disposition or impairment resulting in changes in fair value recognized in other comprehensive income. The new expected credit loss impairment model and reformed approach to hedge accounting is not expected to have a significant impact on the Company’s consolidated financial statements.

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (“IFRS 16”) which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and “Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COST PER OUNCE, ALL-IN SUSTAINING COST PER OUNCE AND PRODUCTION COST PER TONNE

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

108 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

NON-GAAP MEASURES (continued)

CASH COST PER OUNCE, ALL-IN SUSTAINING COST PER OUNCE AND PRODUCTION COST PER TONNE (continued)

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

In the fourth quarter of 2017, the Company identified an immaterial classification error between gold and silver revenues which resulted in an understatement of by-product credits and an overstatement of cash costs and all-in sustaining costs during the first three quarters of 2017. The effect of the classification error was retrospectively adjusted and the impact is summarized as follows:

	2017–Q3	2017–Q2	2017–Q1
CONSOLIDATED
Cash cost per ounce (before adjustment)	$8.52	$7.41	$6.68
Cash cost per ounce (after adjustment)	$8.15	$7.01	$6.31
All-in sustaining cost per ounce (before adjustment)	$15.73	$14.58	$12.21
All-in sustaining cost per ounce (after adjustment)	$15.36	$14.17	$11.85
SANTA ELENA
Cash cost per ounce (before adjustment)	$1.39	$2.86	$1.54
Cash cost per ounce (after adjustment)	$(0.18)	$1.24	$(0.12)
All-in sustaining cost per ounce (before adjustment)	$4.64	$6.64	$4.61
All-in sustaining cost per ounce (after adjustment)	$3.08	$5.02	$2.95

109 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

NON-GAAP MEASURES (continued)

CASH COST PER OUNCE, ALL-IN SUSTAINING COST PER OUNCE AND PRODUCTION COST PER TONNE (continued)

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,
except ounce and per ounce amounts)			THREE MONTHS ENDED DECEMBER 31, 2017
	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
PRODUCTION COST (A)	$10,965	$7,241	$6,630	$4,131	$5,302	$3,168	$37,437
Add: transportation and other selling cost	125	37	199	141	112	142	800
Add: smelting and refining cost	132	104	944	898	105	261	2,444
Add: environmental duty and royalties cost	140	18	38	17	60	22	295
TOTAL CASH COST BEFORE BY-PRODUCT CREDITS (B)	$11,362	$7,400	$7,811	$5,187	$5,579	$3,593	$40,976
Deduct: By-product credits attributed to:
Gold by-product credits	(15,393)	(22)	(260)	—	(1,698)	(1,819)	(19,192)
Lead by-product credits	—	—	(1,748)	(2,980)	—	—	(4,728)
Zinc by-product credits	—	—	(1,542)	—	—	—	(1,542)
TOTAL BY-PRODUCT CREDITS	$(15,393)	$(22)	$(3,550)	$(2,980)	$(1,698)	$(1,819)	$(25,462)
TOTAL CASH COST (C)	$(4,031)	$7,378	$4,261	$2,207	$3,881	$1,774	$15,514
Workers’ Participation	78	110	122	217	185	60	772
General and administrative expenses	—	—	—	—	—	—	3,683
Share-based payments	—	—	—	—	—	—	1,850
Accretion of decommissioning liabilities	43	58	41	39	29	20	230
Sustaining capital expenditures	2,744	1,757	1,383	2,021	906	961	10,386
ALL-IN SUSTAINING COSTS (D)	$(1,166)	$9,303	$5,807	$4,484	$5,001	$2,815	$32,435
PAYABLE SILVER OUNCES PRODUCED (E)	582,206	484,568	380,084	175,881	514,163	158,363	2,295,265
TONNES MILLED (F)	232,575	198,845	138,124	56,753	72,503	37,885	736,684

TOTAL CASH COST PER OUNCE, BEFORE BY-PRODUCT CREDITS (B/E)	$19.51	$15.27	$20.55	$29.47	$10.86	$22.69	$17.85
TOTAL CASH COST PER OUNCE (C/E)	$(6.93)	$15.23	$11.21	$12.53	$7.55	$11.20	$6.76
ALL-IN SUSTAINING COST PER OUNCE (D/E)	$(2.01)	$19.20	$15.28	$25.48	$9.73	$17.77	$14.13
PRODUCTION COST PER TONNE (A/F)	$47.13	$36.42	$48.00	$72.77	$73.14	$83.61	$50.81

Gold by-product credits per ounce	$(26.44)	$(0.04)	$(0.68)	$—	$(3.30)	$(11.49)	$(8.36)
Lead by-product credits per ounce	—	—	(4.60)	(16.94)	—	—	(2.06)
Zinc by-product credits per ounce	—	—	(4.06)	—	—	—	(0.67)
TOTAL BY-PRODUCT CREDITS PER OUNCE	$(26.44)	$(0.04)	$(9.34)	$(16.94)	$(3.30)	$(11.49)	$(11.09)

110 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
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NON-GAAP MEASURES (continued)

CASH COST PER OUNCE, ALL-IN SUSTAINING COST PER OUNCE AND PRODUCTION COST PER TONNE (continued)

(expressed in thousands of U.S. dollars,
except ounce and per ounce amounts)			THREE MONTHS ENDED DECEMBER 31, 2016
	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
PRODUCTION COST (A)	$9,685	$7,746	$6,427	$4,341	$4,357	$3,010	$35,566
Add: transportation and other selling cost	81	(4)	134	227	78	128	644
Add: smelting and refining cost	170	111	1,330	1,913	99	880	4,503
Add: environmental duty and royalties cost	120	22	77	31	50	34	334
TOTAL CASH COST BEFORE BY-PRODUCT CREDITS (B)	$10,056	$7,875	$7,968	$6,512	$4,584	$4,052	$41,047
Deduct: By-product credits attributed to
Gold by-product credits	(11,002)	(27)	(235)	—	(1,044)	(2,288)	(14,596)
Lead by-product credits	—	—	(1,767)	(5,596)	—	—	(7,363)
Zinc by-product credits	—	—	(1,199)	—	—	—	(1,199)
TOTAL BY-PRODUCT CREDITS	$(11,002)	$(27)	$(3,201)	$(5,596)	$(1,044)	$(2,288)	$(23,158)
TOTAL CASH COST (C)	$(946)	$7,848	$4,767	$916	$3,540	$1,764	$17,889
Workers’ Participation	—	6	65	414	344	(37)	793
General and administrative expenses	—	—	—	—	—	—	4,639
Share-based payments	—	—	—	—	—	—	1,097
Accretion of decommissioning liabilities	32	46	30	34	32	19	193
Sustaining capital expenditures	2,096	1,452	2,292	1,385	1,186	1,897	10,925
ALL-IN SUSTAINING COSTS (D)	$1,182	$9,352	$7,154	$2,749	$5,102	$3,643	$35,536
PAYABLE SILVER OUNCES PRODUCED (E)	659,216	565,659	466,385	326,209	509,913	227,798	2,755,180
TONNES MILLED (F)	257,771	235,039	153,309	82,767	76,848	38,422	844,155

TOTAL CASH COST PER OUNCE, BEFORE BY-PRODUCT CREDITS (B/E)	$2.81	$13.88	$11.77	$6.73	$7.49	$10.34	$15.82
TOTAL CASH COST PER OUNCE (C/E)	$(1.43)	$13.87	$10.22	$2.80	$6.94	$7.74	$6.49
ALL-IN SUSTAINING COST PER OUNCE (D/E)	$1.79	$16.53	$15.34	$8.43	$10.01	$15.99	$12.90
PRODUCTION COST PER TONNE (A/F)	$37.57	$32.96	$41.92	$52.45	$56.70	$78.31	$42.13

Gold by-product credits per ounce	$(16.69)	$(0.05)	$(0.50)	$—	$(2.05)	$(10.04)	$(5.30)
Lead by-product credits per ounce	—	—	(3.79)	(17.15)	—	—	(2.67)
Zinc by-product credits per ounce	—	—	(2.57)	—	—	—	(0.44)
TOTAL BY-PRODUCT CREDITS PER OUNCE	$(16.69)	$(0.05)	$(6.86)	$(17.15)	$(2.05)	$(10.04)	$(8.41)

111 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

NON-GAAP MEASURES (continued)

CASH COST PER OUNCE, ALL-IN SUSTAINING COST PER OUNCE AND PRODUCTION COST PER TONNE (continued)

(expressed in thousands of U.S. dollars,
except ounce and per ounce amounts)			YEAR ENDED DECEMBER 31, 2017
	Santa Elena	La Encantada(1)	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
PRODUCTION COST (A)	$48,730	$27,039	$25,345	$17,233	$19,526	$11,551	$149,424
Add: transportation and other selling cost	500	121	697	821	408	548	3,267
Add: smelting and refining cost	550	485	3,927	5,122	383	951	11,418
Add: environmental duty and royalties cost	486	77	155	94	201	83	1,096
TOTAL CASH COST BEFORE BY-PRODUCT CREDITS (B)	$50,266	$27,722	$30,124	$23,270	$20,518	$13,133	$165,205
Deduct: By-product credits attributed to
Gold by-product credits	(53,784)	(76)	(986)	—	(8,333)	(6,429)	(69,608)
Lead by-product credits	—	—	(6,537)	(17,412)	—	—	(23,949)
Zinc by-product credits	—	—	(4,317)	—	—	—	(4,317)
TOTAL BY-PRODUCT CREDITS	$(53,784)	$(76)	$(11,840)	$(17,412)	$(8,333)	$(6,429)	$(97,874)
TOTAL CASH COST (C)	$(3,518)	$27,646	$18,284	$5,858	$12,185	$6,704	$67,331
Workers’ Participation	$352	$524	$545	$236	$603	$68	$2,328
General and administrative expenses	—	—	—	—	—	—	16,461
Share-based payments	—	—	—	—	—	—	8,295
Accretion of decommissioning liabilities	176	235	166	159	116	83	935
Sustaining capital expenditures	8,045	5,194	7,698	6,403	3,589	4,174	36,778
ALL-IN SUSTAINING COSTS (D)	$5,055	$33,599	$26,693	$12,656	$16,493	$11,029	$132,128
PAYABLE SILVER OUNCES PRODUCED (E)	2,279,330	2,169,319	1,645,831	1,066,543	1,820,475	581,120	9,562,618
TONNES MILLED (F)	927,737	825,486	543,985	278,204	278,252	127,842	2,981,506

TOTAL CASH COST PER OUNCE, BEFORE BY-PRODUCT CREDITS (B/E)	$22.05	$12.78	$18.30	$21.82	$11.27	$22.60	$17.28
TOTAL CASH COST PER OUNCE (C/E)	$(1.54)	$12.74	$11.11	$5.49	$6.69	$11.53	$7.04
ALL-IN SUSTAINING COST PER OUNCE (D/E)	$2.22	$15.49	$16.22	$11.87	$9.06	$18.98	$13.82
PRODUCTION COST PER TONNE (A/F)	$52.53	$32.76	$46.59	$61.94	$70.18	$90.35	$50.12

Gold by-product credits per ounce	$(23.60)	$(0.03)	$(0.60)	$—	$(4.58)	$(11.06)	$(7.28)
Lead by-product credits per ounce	—	—	(3.97)	(16.33)	—	—	(2.50)
Zinc by-product credits per ounce	—	—	(2.62)	—	—	—	(0.45)
TOTAL BY-PRODUCT CREDITS PER OUNCE	$(23.60)	$(0.03)	$(7.19)	$(16.33)	$(4.58)	$(11.06)	$(10.23)

(1)	Cash cost per ounce in the period excludes $1.4 million in standby costs incurred at the unit during the 42-day mine stoppage at La Encantada.

112 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
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NON-GAAP MEASURES (continued)

CASH COST PER OUNCE, ALL-IN SUSTAINING COST PER OUNCE AND PRODUCTION COST PER TONNE (continued)

(expressed in thousands of U.S. dollars,
except ounce and per ounce amounts)			YEAR ENDED DECEMBER 31, 2016
	Santa Elena	La Encantada(1)	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
PRODUCTION COST (A)	$41,503	$29,172	$23,725	$17,418	$17,460	$12,055	$141,333
Add: transportation and other selling cost	386	362	1,083	1,045	419	461	3,756
Add: smelting and refining cost	703	700	8,735	8,221	411	3,244	22,014
Add: environmental duty and royalties cost	497	95	333	140	189	135	1,389
TOTAL CASH COST BEFORE BY-PRODUCT CREDITS (B)	$43,089	$30,329	$33,876	$26,824	$18,479	$15,895	$168,492
Deduct: By-product credits attributed to
Gold by-product credits	(48,509)	(119)	(795)	—	(5,052)	(9,565)	(64,040)
Lead by-product credits	—	—	(8,536)	(18,672)	—	—	(27,208)
Zinc by-product credits	—	—	(8,902)	—	—	—	(8,902)
TOTAL BY-PRODUCT CREDITS	$(48,509)	$(119)	$(18,233)	$(18,672)	$(5,052)	$(9,565)	$(100,150)
TOTAL CASH COST (C)	$(5,420)	$30,210	$15,643	$8,152	$13,427	$6,330	$68,342
Workers’ Participation	—	238	332	499	689	149	1,907
General and administrative expenses	—	—	—	—	—	—	16,988
Share-based payments	—	—	—	—	—	—	4,403
Accretion of decommissioning liabilities	139	200	128	146	135	81	829
Sustaining capital expenditures	9,891	3,753	5,493	3,472	3,611	5,120	32,264
ALL-IN SUSTAINING COSTS (D)	$4,610	$34,401	21,596	12,269	$17,862	$11,680	$124,733
PAYABLE SILVER OUNCES PRODUCED (E)	2,594,639	2,695,690	2,063,392	1,422,523	1,901,060	875,967	11,553,271
TONNES MILLED (F)	988,060	881,075	610,509	337,020	297,802	155,696	3,270,162

TOTAL CASH COST PER OUNCE,
BEFORE BY-PRODUCT CREDITS (B/E)	$16.61	$11.25	$16.42	$18.85	$9.73	$18.15	$14.59
TOTAL CASH COST PER OUNCE (C/E)	$(2.09)	$11.21	$7.58	$5.73	$7.07	$7.23	$5.92
ALL-IN SUSTAINING COST PER OUNCE (D/E)	$1.78	$12.76	$10.46	$8.62	$9.40	$13.33	$10.79
PRODUCTION COST PER TONNE (A/F)	$42.00	$33.11	$38.85	$51.67	$58.64	$77.43	$43.22

Gold by-product credits per ounce	$(18.70)	$(0.04)	$(0.39)	$—	$(2.66)	$(10.92)	$(5.54)
Lead by-product credits per ounce	—	—	(4.14)	(13.13)	—	—	(2.36)
Zinc by-product credits per ounce	—	—	(4.31)	—	—	—	(0.77)
TOTAL BY-PRODUCT CREDITS PER OUNCE	$(18.70)	$(0.04)	$(8.84)	$(13.13)	$(2.66)	$(10.92)	$(8.67)

113 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

NON-GAAP MEASURES (continued)

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	THREE MONTHS ENDED		YEAR ENDED
	DECEMBER 31,		DECEMBER 31,
	2017	2016	2017	2016
REVENUES AS REPORTED	$61,165	$66,170	$252,288	$278,077
Add back: smelting and refining charges	2,444	4,502	11,418	22,014
GROSS REVENUES	63,609	70,672	263,706	300,091
Less: Sandstorm gold revenues	(1,171)	(798)	(3,917)	(3,592)
GROSS REVENUES, EXCLUDING SANDSTORM (A)	$62,438	$69,874	$259,789	$296,499

Payable equivalent silver ounces sold	3,958,721	4,245,091	15,924,461	18,015,866
Less: Payable equivalent silver ounces sold to Sandstorm	(199,665)	(158,228)	(748,115)	(739,246)
PAYABLE EQUIVALENT SILVER OUNCES SOLD, EXCLUDING SANDSTORM (B)	3,759,056	4,086,863	15,176,346	17,276,620

AVERAGE REALIZED PRICE PER OUNCE OF SILVER SOLD (A/B)(1)	$16.61	$17.10	$17.12	$17.16
Average market price per ounce of silver per COMEX	$16.66	$17.12	$17.15	$17.10

(1)

Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

ADJUSTED EARNINGS PER SHARE (“ADJUSTED EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

114 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

NON-GAAP MEASURES (continued)

ADJUSTED EARNINGS PER SHARE (“ADJUSTED EPS”) (continued)
The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	THREE MONTHS ENDED		YEAR ENDED
	DECEMBER 31,		DECEMBER 31,
	2017	2016	2017	2016
NET (LOSS) EARNINGS AS REPORTED	$(56,084)	$1,814	$(53,272)	$8,601
Adjustments for non-cash or unusual items:
Impairment of non-current assets	65,500	—	65,500	—
Deferred income tax (recovery) expense	(17,938)	(5,216)	(29,206)	8,544
Share-based payments	1,850	1,097	8,295	4,403
Loss (gain) from investment in derivatives and marketable securities	604	411	2,600	(6,281)
(Recovery) write-down of mineral inventory	(87)	520	(153)	(374)
Loss from fair value adjustment of prepayment facilities	—	—	—	1,255
Loss on early settlement of prepayment facilities	—	—	—	3,506
ADJUSTED NET (LOSS) EARNINGS	$(6,155)	$(1,374)	$(6,236)	$19,654
Weighted average number of shares on issue – basic	165,724,767	164,395,202	165,293,893	160,874,038
ADJUSTED EPS	$(0.04)	$(0.01)	$(0.04)	$0.12

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	THREE MONTHS ENDED		YEAR ENDED
	DECEMBER 31,		DECEMBER 31,
	2017	2016	2017	2016
OPERATING CASH FLOWS BEFORE WORKING CAPITAL AND TAXES	$18,704	$23,430	$80,986	$107,275
Weighted average number of shares on issue – basic	165,724,767	164,395,202	165,293,893	160,874,038
CASH FLOW PER SHARE	$0.11	$0.14	$0.49	$0.67

WORKING CAPITAL AND AVAILABLE LIQUIDITY

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facility.

	DECEMBER 31,	DECEMBER 31,
	2017	2016
Current Assets	$170,658	$180,199
Less: Current Liabilities	(54,375)	(49,572)
WORKING CAPITAL	$116,283	$130,627
Available Undrawn Revolving Credit Facility	8,782	8,782
AVAILABLE LIQUIDITY	$125,065	$139,409

115 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

MINE OPERATING EARNINGS

Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

OPERATING CASH FLOWS BEFORE WORKING CAPITAL AND TAXES

Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management evaluated the effectiveness of our ICFR based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2017.

The Company’s independent registered public accounting firm, Deloitte LLP, have audited these Consolidated Annual Financial Statements and have issued an attestation report dated February 27, 2018 on the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

116 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS
F O R   T H E   Y E A R   A N D   Q U A R T E R   E N D E D   D E C E M B E R   3 1,   2 0 1 7

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING (continued)

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the completion of the acquisition of Primero; the restructuring of the streaming agreement at San Dimas; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; the cancellation of shares purchased on the BMV; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities; the debt financing with Scotiabank; All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

117 / MANAGEMENT’S DISCUSSION AND ANALYSIS          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

CAUTIONARY STATEMENTS (continued)

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the

Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2017, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

118 / CORPORATE INFORMATION          FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2017

CORPORATE INFORMATION

BOARD OF DIRECTORS AND OFFICERS

KEITH NEUMEYER
President, Chief Executive Officer & Director

DUSTIN VANDOORSELAERE, B.SC., B.ENG.
Chief Operating Officer

RAYMOND POLMAN, CPA, CA
Chief Financial Officer

MARTIN PALACIOS, MBA, CMC
Chief Transformation Officer

CONNIE LILLICO, BA
Corporate Secretary

DOUGLAS PENROSE, B.COMM., CPA, CA[1,3]
Chairman & Director

ROBERT MCCALLUM, B.SC., P.ENG.[1,2,3]
Director

DAVID A. SHAW, PH.D[2,3]
Director

MARJORIE CO, B.SC., LLB, MBA[1,2]
Director

[1] Audit Committee
[2] Compensation and Nominating Committee
[3] Corporate Governance Committee

CORPORATE HEADQUARTERS

#1800 - 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2

tel: 604.688.3033
fax: 604.639.8873
toll free: 1.866.529.2807

info@firstmajestic.com
www.firstmajestic.com

TRANSFER AGENT
Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor,
Vancouver, B.C. Canada V6C 3B9
tel: 604.661.9400 fax: 604.661.9401

LEGAL ADVISORS
McCullough O'Connor Irwin LLP
2600 Oceanic Plaza
1066 West Hastings Street
Vancouver, B.C. Canada V6E 3X1

INDEPENDENT AUDITORS
Deloitte LLP
P.O. Box 49279, Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, B.C. Canada V7X 1P4

INVESTOR RELATIONS CONTACT
info@firstmajestic.com
tel: 604.688.3033
toll free: 1.866.529.2807
(North America only)

TODD ANTHONY, MBA
Vice President
Corporate Development

JILL ARIAS
Vice President of Marketing
@FMSilverCorp

BULLION SALES
sales@firstmajestic.com
@FMBullion

ANNUAL GENERAL MEETING

Date:
Thursday, May 24, 2018

Time:
10:00 am, The Sutton Place Hotel
845 Burrard Street
Vancouver, B.C. Canada V6Z 2K6

MARKET INFORMATION TRADING SYMBOLS

TSX	NYSE	FSE
FR	AG	FMV